Filed pursuant to Rule 424(b)(5)
Registration No. 333-215465

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Supplement dated March 6, 2017

PROSPECTUS    SUPPLEMENT

2,000,000 Shares

John Bean Technologies Corporation

Common Stock

We are selling 2,000,000 shares of our common stock.

Our shares trade on the New York Stock Exchange under the symbol “JBT.” On March 3, 2017, the last sale price of the shares as reported on the New York Stock Exchange was $88.20 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page S-16 of this prospectus supplement.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also exercise their option to purchase up to an additional 300,000 shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of our common stock or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2017.

BofA Merrill Lynch	J.P. Morgan	Wells Fargo Securities

Baird	BMO Capital Markets	William Blair

The date of this prospectus supplement is                     , 2017.

Prospectus Supplement

Prospectus

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which contains more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described in this prospectus supplement under the heading “Incorporation by Reference of Certain Information” and the accompanying prospectus under the heading “Where You Can Find More Information.”

If the description of the offering varies between this prospectus supplement and the accompanying prospectus or in any document incorporated by reference that was filed with the Securities and Exchange Commission (the “SEC”) before the date of this prospectus supplement, you should rely on the information in this prospectus supplement. If any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a subsequently filed document deemed incorporated by reference in the accompanying prospectus—the statement in the document having the later date modifies or supersedes the earlier statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We and the underwriters have not authorized anyone to provide you with any different or additional information other than that contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus or in any free writing prospectus prepared by us or on our behalf or to which we have directed to you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide.

Neither we nor the underwriters are making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus, any free writing prospectus we have authorized for use in connection with this offering or any document incorporated by reference therein is accurate as of any date other than the date of the applicable document. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the underwriters, to subscribe for and purchase our common stock, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3, of which this prospectus supplement is a part, under the Securities Act of 1933, as amended, with respect to the shares of common stock offered hereby. This prospectus supplement, which is part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information concerning us and our common stock, reference is made to the registration statement. Statements contained in this prospectus supplement regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. We also file reports, proxy statements and other information with the SEC. Information filed with the SEC by us, including the registration statement, as amended, and the exhibits and schedules filed with the registration statement, can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Room of the SEC at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. You

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may also access filed documents at the SEC’s web site at www.sec.gov or by accessing the Investor Relations section of our website at www.jbtcorporation.com. The information found on or accessed through our website is not, and should not be deemed to be, a part of this prospectus supplement.

INCORPORATION BY REFERENCE OF CERTAIN INFORMATION

The SEC allows us to incorporate by reference much of the information that we file with the SEC, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference in this prospectus supplement is considered to be part of this prospectus supplement and subsequent information we file with the SEC may modify or supersede some of the information included or incorporated by reference in this prospectus supplement. This means that you must read all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus supplement or in any document previously incorporated by reference have been modified or superseded. This prospectus supplement incorporates by reference the documents listed below:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed on February 28, 2017 (our “2016 Annual Report”);

•	our definitive Proxy Statement on Schedule 14A filed with the SEC on March 30, 2016;

•	our Current Report on Form 8-K filed on February 8, 2017; and

•	the description of our common stock, par value $0.01 per share, and the description of the Company’s rights agreement, included under the heading “Description of Our Capital Stock” in the Company’s Information Statement filed as an exhibit to Amendment No. 4 to Form 10 filed with the SEC on July 10, 2008 (File No. 001-34036), including any amendments or reports filed for the purpose of updating such description.

We also incorporate by reference the information contained in all other documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than portions of these documents that are furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8 K, including any exhibits included with such Items) after the date of this prospectus supplement and prior to the termination or completion of this offering. The information contained in any such document will be considered part of this prospectus supplement from the date the document is filed with the SEC.

Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

You may request copies of these filings at no cost to you by writing or telephoning us as follows: John Bean Technologies Corporation, 70 West Madison Street, Suite 4400, Chicago, Illinois, 60602, Attention: Executive Vice President, General Counsel and Secretary. Exhibits to the filings will not be sent, unless those exhibits have been specifically incorporated by reference in this prospectus supplement.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights material information about us and this offering contained in this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein, but may not contain all of the information that may be important to you. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the matters discussed under the heading “Risk Factors” in this prospectus supplement and in our 2016 Annual Report and the more detailed information and financial statements and related notes appearing in the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. As used herein, “JBT,” the “Company,” “we,” “us” and “our” refer to “John Bean Technologies Corporation” and its consolidated subsidiaries.

Our Company

We are a leading global technology solutions provider to high-value segments of the food and beverage industry with focus on proteins, liquid foods, and automated system solutions. We design, produce and service sophisticated products and systems for multi-national and regional customers through our FoodTech segment. We also sell critical equipment and services to domestic and international air transportation customers through our AeroTech segment. For the year ending December 31, 2016, we generated revenue of $1.35 billion and operating income of $103.4 million. FoodTech and AeroTech accounted for 72% and 28% of our segment operating income, respectively.

From our origins in 1884, we have a long and rich heritage of product development and innovation across our businesses. As of December 31, 2016, we employed approximately 5,000 employees globally, with approximately 3,300 employees located in the U.S., with facilities located in more than 25 countries in all the major food production markets around the world. Our corporate headquarters are located in Chicago, Illinois.

Our goal as a company is to position ourselves for durable value creation for the long term. We believe our innovative customer solutions and operational improvements are driving margin expansion that we reinvest to support organic growth. Supported with disciplined strategic acquisitions, the resulting strong ROIC and EPS performance has provided us with the resources to reinvest for further margin expansion and growth, continuing a value creation cycle we expect to be sustainable for years to come.

Our operational improvement execution is rooted in our JBT Excellence Model (“JEM”) that we launched in 2014. JEM is comprised of four elements:

•	First and foremost is our One JBT operational culture. We established a strong operational culture centered on principles core to JBT: integrity, accountability, relentless improvement, and teamwork.

•	Second, we adopted a customer first approach whereby we are committed to collaborating with and creating value for our customers. We focus on new product development with a goal to provide a comprehensive set of solutions that ultimately lowers total cost of ownership for our customers. And, we share in their value creation by utilizing a disciplined value-based selling methodology that results in margin expansion for JBT.

•	Third, in 2014 we embarked upon instituting organization-wide lean transformation that we refer to as Relentless Continuous Improvement (“RCI”). By shortening lead times, improving quality and on-time delivery, and by maintaining high safety standards, we believe RCI is boosting competitive advantage and driving organic growth.

•	Fourth is our value creating acquisition program. Since 2013 we have completed nine acquisitions that underscore our strategic capital allocation prioritized towards FoodTech. We have established a disciplined and standardized always-on acquisition program that includes proactive target identification, staged-gate execution with defined points of accountability, and comprehensive post-merger integration.

Our FoodTech Segment

Our FoodTech segment supplies both customized and standardized industrial and turnkey solutions and services used in the food and beverage industry. Product offerings include:

•	Protein: We provide comprehensive solutions to our protein customers that include chilling, mixing/grinding, injecting, marinating, tumbling, portioning, packaging, coating, frying, freezing, and weighing for poultry, beef, pork and seafood, as well as ready-to-eat meals, fruits, vegetables, dairy, and bakery products. Strategic acquisitions completed in 2016 and in early 2017 added to our product portfolio X-ray food inspection, complementary poultry-focused chilling, high pressure processing, and packaging systems.

Food producers are catering to an increasing demand for healthy, safe and high quality protein-based foods in convenient formats. This includes clean label and organic products, pre-packaged cut-up meats and ready-to-eat fresh or frozen items. Our protein product portfolio couples acquired technologies around value-added processing of proteins with our core capabilities around cooking and freezing solutions, to offer fuller line solutions to protein customers.

•	Liquid Foods: Our liquid foods portfolio includes fruit and juice solutions that extract, concentrate and aseptically process citrus, tomato and other fruits, vegetables, and juices. It also includes in-container solutions for the filling, closing, and preservation of fruits, vegetables, soups, sauces, dairy, and pet food products as well as ready-to-eat meals in a wide variety of modern packages. Strategic acquisitions completed in 2015 added to our product portfolio significant capabilities in the dairy and juice preservation and filling segments, as well as in customized skidded systems, mixing, batching, and blending systems and tank and vessel manufacturing capabilities for a broad array of market segments.

There is growing global consumer demand for blended, value-added liquid food products. This includes blended vegetable and fruit juices, fruit and dairy-based smoothies, and functional ready-to-drink beverages. Our liquid foods portfolio addresses this demand through merging our historical core strengths in juice extraction with complex production technologies that allow for the blending and preservation of vegetables, fruits and dairy.

•	Automated Systems: We provide stand-alone and fully-integrated robotic automated guided vehicle systems for repetitive material movement requirements, for example in our customers’ manufacturing and warehouse facilities.

Our FoodTech equipment and solutions play a key role in the production of foods people consume in their daily lives. Our product portfolio is channel-agnostic as we help global food producers meet consumer demand for food and beverages across multiple channels. Our customers sell branded and private label products to retail outlets (e.g. grocery stores) and foodservice channels (e.g. restaurants and cafeterias). Whether food consumption occurs at home or away from home, our technology-driven solutions play a critical role in the safe preparation and production of food.

As a strategic partner to our customers, we focus on solutions for large-scale and high volume food facilities that demand our high-tech and value-added technology to enhance their yield, efficiency, and profitability. Our broad capabilities enable us to meet our customer needs across the constantly evolving food and beverage product landscape. Changing trends and tastes require our customers to reposition, enhance, or upgrade their offerings in the marketplace, which increases demand for our solutions. We are helping our customers to address the increasingly important objective to deliver sustainable food at scale. We believe our business is well positioned to address growing demand for our offerings in both developed and emerging markets.

Our FoodTech Market Opportunity

We estimate the global market for food and beverage equipment and services in the categories we participate in and in adjacent categories is approximately $25 billion annually, with growth driven by favorable long-term trends.

Growing Global Middle Class

The continued expansion of the global middle class is a key growth driver for our markets. Particularly, the rapidly growing middle class in emerging markets is creating a new source of demand for food companies offering nutritious, quality, and safe products. We believe this growing middle class demographic—which, according to the Brookings Institution, is expected to double in size by 2030—is increasing its consumption of protein, fruits, vegetables, and value-added beverages at higher rates than those in developed regions. Additionally, a heightened focus on food safety and supply chain security exists in emerging markets. As the food and beverage industry in these emerging markets develops, the production infrastructure to satisfy this demand requires increased scale and sophistication. We are well positioned to collaborate with our customers in emerging markets throughout Asia, Latin America, and Africa to design solutions for local, regional, and international customers to provide safe, nutritious food at production-scale volumes with efficient cost dynamics.

Evolving Consumer Preferences: Clean Labels, Organic Foods, and Convenience

Evolving consumer preferences are important demand drivers that benefit our FoodTech business. Consumers are increasingly demanding healthy, appealing, nutritious, and safe food and beverage products in a variety of convenient formats. To meet these evolving preferences, our customers are required to invest continually in production capacity and flexibility. Our broad range of products and solutions provide our customers the tools to meet their global capital investment requirements.

According to Food Business News, approximately 90% of U.S. consumers believe food and beverage options with fewer and recognizable ingredients are healthier. To meet this evolving consumer demand for “clean label” products, food producers need to employ preservation technologies that mitigate the need for chemical additives and preservatives. Accurate labeling also requires greater standardization of food production. We are at the forefront of providing innovative cooking, freezing, and non-thermal preservation capabilities across both protein and liquid foods that meet our customers’ desires to produce shelf-stable food that is nutritionally appealing to consumers.

The sustained growth of organic and healthy food, which, according to the Organic Trade Association, has achieved an annual growth in excess of 10%, creates global market opportunities for JBT. This organic food industry is over $40 billion in size; yet organic food sales only represent approximately 5% of total food sales. Consumers have demonstrated willingness to pay for value-added organic products, translating to increased profitability for food producers. While JBT equipment can be utilized equally for both organic and non-organic products, we benefit from increased capital spending by producers who are innovating and investing in expanding their organic product offerings.

Additionally, the popularity of organic and healthy food has allowed small, emerging food producers that focus on natural, healthy, and organic offerings to increase their market share. However, these producers often lack sufficient production capacity or food production experience. These companies often outsource production through co-manufacturing arrangements to satisfy strong demand growth. We are a key collaborator with these companies as our knowledge, technology, equipment, and solutions are critical to achieving production quality standards and speed-to-market.

Increasing consumer demand for convenience also drives demand for our FoodTech solutions. We believe that consumers are increasingly eating on the go, quickly, or alone, and are seeking foods that can be consumed quickly, without compromising nutritional value, quality, or safety. Evolving consumption patterns continue to challenge the way food is prepared, stored, transported, and packaged. We collaborate with our customers to ensure they can offer food solutions that meet the demands of consumers’ evolving lifestyles.

Continuing Food Industry Consolidation

Ongoing consolidation in the food industry is resulting in a few global leaders that have the size, scale, research and development, and technology resources to serve consumers’ needs. However, this trend has historically not been reflected within the equipment solutions provider supply chain. Recently we have been an active consolidator within the food equipment and solutions industry. Since 2014, we have successfully acquired nine companies. Our acquisitions have generally been focused on product and solution providers with proven technologies and established customer relationships. We believe our deep resources and broad, global platform provides acquired companies with the ability to maximize their geographic reach, including marketing and equipment servicing. Additionally, our breadth and depth of engineering resources allow acquired companies to fund additional development and technology initiatives. We believe the same capabilities make us attractive to prospective sellers. Our strategy is to continue to acquire companies that add specialized products and solutions that are consistent with our customer value proposition.

Increasing Adoption of Automation

A shrinking skilled labor pool coupled with rising wages is driving more automation in food production lines and material handling solutions. Customers’ production line characteristics of high-volume, repetitious processing steps lend well to adoption of our high capacity and throughput equipment solutions. In addition, there is increasing focus on automating material handling and transportation inside manufacturing and warehouse facilities. Our robotic automated guided vehicle systems help address our customers’ desires to achieve factory floor efficiencies and resulting profitability improvements, while also improving overall manufacturing safety metrics.

Our FoodTech Value Proposition for Customers

We are a global, full-line technology solutions and service partner to the world’s premier food companies. Our customers focus on yield, food safety, cost, and service of their production infrastructure and require a partner who can deliver on a global basis. Our customer value proposition is to optimize our customers’ yield and food safety, so they may focus on product marketing and new product development for their end consumers. Our goal is for our customers to consider us their most valued global supplier who is committed to their success.

Yield

Our customers increasingly rely on partners like us to deliver production equipment and solutions that maximize productivity in an environment where incremental changes in efficiency drive significant benefit.

Large volumes of food are produced through our equipment daily, and every percentage improvement of yield we can deliver translates directly and meaningfully to our customers’ profitability, and in turn, their ability to invest. We also provide direct support to our customers to help ensure our equipment meets high performance expectations with minimal downtime.

Food Safety

Recent food borne illness outbreaks and continued focus on the safety of the food supply chain catalyze our customers’ investments in systems to ensure product safety. We believe we offer the largest selection of preservation products in the industry, providing our customers with products and services that are utilized by food companies to comply with food safety regulations and protect brand value. We are also a recognized U.S. Department of Agriculture (USDA) and Food and Drug Administration (FDA) Food Process Authority. We offer consulting services to help design food production processes in accordance with USDA and FDA’s stringent requirements. As the flow of food supply trends continue to globalize (e.g. the U.S. sources shrimp from Thailand and India), our capabilities are expected to be even more critical.

Cost

Many of our customers manufacture products in high-volume, labor-intensive facilities that present significant opportunities for equipment automation to maximize output and minimize raw materials and other inputs, labor costs, and operational downtime. We compete by leveraging our industry expertise to provide differentiated and proprietary technology, integrated systems, high product quality and reliability, and comprehensive aftermarket service. We strive to provide our customers with equipment that delivers increased yield, maximum equipment uptime, increased efficiencies that result in decreased labor costs and need for key inputs such as water and electricity, and improved final product quality—all resulting in a lower total cost of ownership.

Full-Line Equipment Solutions and Service Capabilities

Our customers are increasingly seeking partners like us who can provide fuller-line solutions for both equipment solutions and service capabilities. This shift has several key benefits for our customers. By sourcing critical components of a production line from a single partner, customers can enjoy efficient production line design and installation process. Moreover, higher yield and resource efficiencies can be achieved as the equipment can seamlessly transfer food through multiple stages. Customers can shift resource allocations away from engineering of food production lines to new product innovation and marketing. In addition, we provide service capabilities across multiple equipment lines, maximizing resource usage, minimizing downtime, and lowering total cost of ownership.

Internet of Things Initiative

Our Internet of Things Initiative (“iOPS”) is a customer care program centered on big data that is in early stages of development and deployment. Valuable analytics of our customers’ equipment and processes (obtained via technology enhancements to installed equipment and investments in web applications, cloud services, databases, and servers) provide us with powerful and actionable customer insights. We are able to share critical information with customers to increase their yields, throughputs, and uptimes. Preventative maintenance insights also reduce our customers’ lifetime total cost of ownership. Moreover, by enabling us to anticipate our customers’ service needs and proactively address equipment gaps and problems, we believe iOPS will improve customer retention, enhance our ability to offer differentiated equipment and services, increase aftermarket share, and create a user-centered information ecosystem to facilitate new product development.

Global Footprint

We have operations strategically positioned around the world to serve our existing FoodTech equipment base located in over 100 countries. Our principal production facilities are located in the United States (Arkansas, California, Florida, New York, North Carolina, Ohio, and Wisconsin), Brazil, Belgium, Germany, Italy, Sweden, the Netherlands, the United Kingdom, South Africa and China. In addition to sales and services offices based in over 25 countries, we also support our customers in their development of new food products and processes as well as the refinement and testing of their current applications through eleven technical centers located in the United States (California, Florida, and Ohio), Mexico, Brazil, Belgium, Italy, Spain, Sweden, the Netherlands and China. Our global presence allows us to provide direct customized support to customers virtually anywhere they process foods.

Our FoodTech Business Strategy

In 2016, we announced the Elevate plan, a follow up program to our successful Next Level strategy that was developed in 2014 to capitalize on the leadership position of our businesses and favorable macro trends. Within the JBT Elevate strategic framework, FoodTech intends to pursue the specific initiatives described below to deliver continued organic growth and margin expansion, and expects to advance its disciplined acquisition program.

•	Accelerate New Product & Service Development: We are accelerating the development of innovative products and services to provide customers with solutions that enhance yield and productivity and reduce lifetime cost of ownership. As food and beverage companies seek to innovate and add new products to their offerings, we intend to bring new solutions to market, creating ongoing demand for our equipment and solutions.

•	Grow Recurring Revenue: We are capitalizing on our extensive global installed base to expand recurring revenue from aftermarket parts and services, consumables, and equipment leases. Over the past three years, we have developed structured training curriculums for all product lines across FoodTech and we have established a group of cross-trained technicians on all our major product lines within each region. Recurring revenue accounted for 40% of FoodTech total revenue in 2016. We are in early stages of integrating iOPS to drive increased aftermarket activity and customer engagement.

•	Build Asia Pacific Business: We plan to drive organic growth in Asia Pacific through initiatives that enable us to sell the entire FoodTech portfolio, including upgrading our local sales and support infrastructure, localizing targeted products, and engaging in strategic cross selling of protein and liquid foods products.

•	Execute the JBT Excellence Model: JEM centers on impact initiatives that improve competitiveness and margins. Initiatives are ongoing to expand and refine the use of RCI across our organization. Our management is focused on executing select capital investments and delivering continuous improvement in SQCD (safety/quality/cost/delivery) metrics. JEM strives to decrease our customers’ total cost of ownership using a value-based method of engaging with customers and sharing best practices for both new equipment and aftermarket parts. We also are executing strategic sourcing plans, lean supply chain initiatives, and implementing a working capital improvement program at all of our locations.

•	Advance Disciplined Acquisition Program: We intend to advance our strategic acquisition program focused on companies that add complementary products, which enable us to offer more comprehensive solutions to customers, and meet our strict economic criteria for returns and synergies.

Recent Acquisitions

Avure Technologies, Inc.

On February 27, 2017, we announced the acquisition of privately held Avure Technologies, Inc. (“Avure”) for $57 million. Avure is a leading provider of high pressure processing (“HPP”) systems. We are enthusiastic about the potential for HPP, a cold pasteurization technology that ensures food safety without heat or preservatives, maintaining fresh food characteristics such as flavor and nutritional value, while extending shelf life. HPP creates the potential for innovative food products and is rapidly gaining acceptance in the food industry. Avure is particularly well positioned with its large installed capacity.

With Avure, we are able to offer comprehensive thermal and non-thermal preservation solutions across our protein and liquid foods portfolios. As part of JBT, we believe Avure will benefit from our global salesforce, service support, and extensive customer relationships, as well as our commitment to developing solutions that maximize customer profitability.

Tipper Tie, Inc.

On November 1, 2016, we completed the acquisition of Tipper Tie, Inc. (“Tipper Tie”) from Dover Corporation for $160 million. Tipper Tie is a leading provider of engineered processing and packaging solutions, and related consumables to the food industry. The company, headquartered in Apex, North Carolina, has three manufacturing locations globally. The acquisition of Tipper Tie provides a highly complementary line of engineered production and packaging solutions. The acquisition also brings a large installed equipment base that generates high recurring revenues from consumables and aftermarket parts sales.

Cooling and Applied Technologies (C.A.T.), Inc.

On October 17, 2016, we completed the purchase of the assets of privately-held Cooling and Applied Technologies (C.A.T.), Inc. (“C.A.T.”) for $90 million. Located in Russellville, Arkansas, C.A.T. is a leading manufacturer of value-added food solutions, primarily for the poultry industry. C.A.T.’s focus on chillers, injection, marination, weighing, freezing, and refrigeration systems provides a highly complementary lineup of products to our core poultry offerings.

Previous Acquisitions

From 2013 to 2016, we completed six acquisitions through our FoodTech segment, including Formcook AB (January 2014), ICS Solutions (July 2014), Wolf-tec Inc. (December 2014), Stork Food & Dairy Systems BV (July 2015), A&B Process Systems (October 2015), and Novus X-Ray, LLC (February 2016).

Our AeroTech Segment

AeroTech markets its solutions and services to domestic and international airport authorities, passenger airlines, airfreight and ground handling companies, military forces, and defense contractors. The product offerings of our AeroTech businesses include:

•	Mobile Equipment: AeroTech’s portfolio of mobile air transportation equipment includes commercial and military cargo loading, aircraft deicing, aircraft towing, and aircraft ground power and cooling systems.

•	Fixed Equipment: AeroTech provides gate equipment for passenger boarding and associated auxiliary equipment, such as point-of-use ground power and cooling systems.

•	Airport Services: AeroTech includes the maintenance of airport equipment, systems, and facilities.

We believe our strong market positions result from our ability to provide high quality, customized equipment and services utilizing differentiated technology. We strive to improve our existing technologies and develop new capabilities by working closely with our well-established, global customer base. We also provide aftermarket products, parts, and services in each category.

Our AeroTech Market Opportunity

In our AeroTech segment, our addressable market primarily consists of customized solutions for airport infrastructure, airline operations, ground support equipment, and military applications. We believe this segment is expected to benefit from positive macroeconomic drivers including the rising long-term demand for air travel and air freight, both of which we expect to outpace global GDP growth. AeroTech benefits from growth in the number of aircrafts in the global fleet, the expansion and new development of airports around the world, and increasing global cargo traffic.

In 2016, according to the International Air Transport Association, global passenger traffic grew 6.3%, above the 10-year average annual growth of 5.5%, underscoring continued expansion of global air networks. As a leading provider of critical airport infrastructure and airline ground operations equipment for the past 50 years, we have customer relationships, a global support footprint, and an installed base to drive new equipment and aftermarket opportunities. We also believe the replacement cycle for relevant military applications could drive increased demand for our equipment and solutions.

Additionally, the sustained profitability of airlines has fueled aircraft replacements and a continued demand for infrastructure investment. According to the Boeing Traffic and Market Outlook 2016-2035, it is estimated that passenger and cargo traffic will more than double over the next 20 years, which will further stimulate new investment in aviation and infrastructure globally, as well as investments in existing U.S. airports.

Our AeroTech Value Proposition for Customers

There is a significant installed base of our airport and airline equipment globally, with a large base of cargo loaders (both commercial and military), passenger boarding bridges, and aircraft deicers. Additionally, we have sold mobile passenger steps, cargo transporters, pre-conditioned air units, and tow tractors that are operating at airports around the world. Our value proposition is to optimize our customers’ efficiency and reduce resource utilization from the point an aircraft parks at a gate to the point it leaves the gate.

Our AeroTech products have been delivered to over 100 countries. To support this equipment, we have operations strategically located throughout the world. Our principal production facilities are in the U.S. (Florida and Utah), China, Mexico, and Spain. To augment our sourcing and manufacturing capabilities, we continue to utilize dedicated sourcing resources in India and China as well as regional manufacturing throughout Asia. We also have sales and services offices located in nine countries and collaborative relationships with independent sales representatives, distributors, and service providers in more than 30 additional countries.

Our AeroTech Business Strategy

AeroTech’s business strategy is centered on our goal of being the world’s premium provider of ground support equipment and passenger boarding bridges with a strong North American airport services business. We plan to continue to provide market leading products and services to customers in order to continue to generate growth with positive economic returns. Within the JBT Elevate strategic framework, AeroTech intends to pursue the specific initiatives described below to generate growth and improve operational excellence.

AeroTech’s Elevate strategic framework is driven by the following initiatives:

•	Accelerate New Product & Service Development: We are accelerating the development of innovative products and services to grow global market share in core commercial product lines through new product development, value engineering, and regional manufacturing. This initiative includes near-term emphasis on developing solutions for narrow body aircraft and delivering equipment tailored to ground handler requirements. In the longer-term, we plan to continue investing in R&D, which we expect will result in refreshed core products to enhance performance levels.

•	Grow Recurring Revenue: Our significant installed base provides a stream of recurring revenue from aftermarket parts, products, and services. Recurring revenue accounted for 34% of AeroTech total revenue in 2016. Our installed base also offers continuous access to customer feedback for improvements and new product development. We plan to invest in additional service resources and provide increased value-added services to our airport maintenance customers. iOPS capability has historically been an integral feature of our airport services offering. As a key component of our Elevate strategy, we plan to integrate iOPS throughout the AeroTech product portfolio, with a goal of providing customers with actionable data analytics and to drive customer intimacy.

•	Grow Military Sales: We see a changing global geopolitical landscape driving a rising need for military support equipment. We plan to build and develop advanced military product offerings and leading customer support capabilities to service global military customers. This includes positioning our portfolio to capitalize on the standardization of military aircraft platforms, such as the F-16 and F-35. JBT is uniquely positioned with required certifications to provide a complete suite of mobile auxiliary products.

•	Deploy JEM Framework to Strengthen Long-Term Competitive Advantage: Consistent with FoodTech, JEM for AeroTech centers on impact initiatives that improve competitiveness and margins. AeroTech operations are expanding and refining the use of RCI, with an emphasis on executing strategic sourcing plans, lean supply chain initiatives, and implementing a working capital improvement program at all of our locations.

Our Competitive Strengths

A leading global provider of high-tech production solutions to the food and beverage industry

We are one of the world’s leading providers of solutions to the global food and beverage industry. We believe that a significant amount of the world’s shelf-stable foods and frozen foods are filled, closed, sterilized, or frozen with our FoodTech equipment. We are among the leading worldwide suppliers of vegetable, fruit, and value-added dairy production equipment and preservation and bulk filling systems. The changing industry structure of food production, including the continued investment in product development by established players and the growth of start-up food companies that lack established production infrastructure or experience in large-scale food production, enhances the importance of equipment and solutions providers like JBT.

We offer one of the broadest lines of food and beverage equipment with a global footprint

We are able to incorporate numerous production processes across food and beverage applications that can be delivered discretely or as part of a turnkey system for our customers. Our comprehensive portfolio of products and services allows us to drive organic growth with the globalization of products and strategic cross selling of products to existing customers. Our facilities are located in more than 25 countries in all of the major food production markets in the world, enabling us to provide a high level of customer support.

Innovation and technology leadership enable the company to partner with customers to address their complex production challenges

We have been solving our customers’ food production challenges since John Bean invented his first product in the early 1880s, a continuous spray pump to battle scale (an insect) in almond orchards. We remain on the cutting edge of innovation and technology to improve production processes and efficiency enabling our customers to produce safe, quality food at affordable prices. We deliver innovative high-value solutions that we believe offer best-in-class yield, safety, productivity, and efficiency, with a goal towards lowering total cost of ownership. We work in partnership with our customers to solve their unique challenges, decrease all-in production costs, and enhance profitability.

We have R&D and technology innovation centers in the U.S., Europe, Latin America, and China, where our food technology experts have access to application-specific food processing data, state-of-the-art production equipment, and thermal processing laboratory services. We encourage our customers to visit and participate in tests for cooking and freezing time, frying, portioning possibilities, filling and juice extraction, sterilization, and cleaning techniques that best suit their individual applications.

Balanced, sustainable growth profile through new product and service development, margin expansion, and disciplined acquisitions

Our organic growth has been complemented by a series of accretive acquisitions. Since 2013, organic and total compounded annual revenue growth has been 9% and 13%, respectively. We have a strong track record acquiring small- and mid-sized companies, which we believe have a relatively lower risk profile and smoother integration process. Since 2013, we have acquired nine companies, which we have integrated into FoodTech. These acquisitions in Protein and Liquid Foods have added deeper capabilities and extended our reach across our core markets. In addition to strategic priorities, we have established ROIC, IRR, and cash-on-cash payback thresholds to which we strictly adhere. To facilitate ongoing acquisition activity, we intend to continue to utilize our repeatable, disciplined, metrics-driven approach to consolidating a fragmented global industry by focusing on a robust, but focused pipeline of strategic companies.

Significant recurring revenue through aftermarket contribution with opportunity for further penetration

We have provided equipment and services for over 130 years. Our legacy provides a large installed base of equipment around the world to which we can market replacement equipment, consumables, and parts and service. For 2016, recurring revenue accounted for nearly 39% of our total revenue. To enhance our stickiness and value proposition with customers, we continue to develop iOPS in order to improve customer retention, enhance our ability to offer differentiated equipment and services, increase aftermarket share, drive recurring revenue, and aid in new product development. We also have an opportunity to grow the aftermarket contribution from recent acquisitions, which have historically had lower recurring revenue compared to our existing business.

Operational excellence rooted in JBT Excellence Model

We believe there are opportunities to continue to improve our operating margins through the execution of JEM. This model is a transformational, enterprise-wide initiative to drive execution excellence. Through our RCI lean initiative, we are intensely focused on Safety, Quality, Cost, and Delivery metrics, which we believe drives competitive advantage and expected to result in enhanced customer, employee, and shareholder value. Our management team has delivered on the initial phase of RCI (from 2014 to 2016), which has delivered tangible results across our RCI metrics. We continue to execute RCI initiatives, including lean projects and strategic sourcing. As part of this effort, JBT is optimizing its global footprint with regional engineering, manufacturing, sales, and service centers.

Proven management team that has developed and executed on a successful growth strategy and delivered on financial targets ahead of schedule

When our current management team joined us in 2013, we conceived a disciplined framework for our growth strategy oriented towards organic growth, margin expansion, and disciplined acquisitions to position us as a global leader in our industry. We materially achieved our original 2017 targets that we had committed to in our Next Level framework communicated in 2014, more than one year ahead of schedule. We have achieved total shareholder return of 214% from January 1, 2014 through February 28, 2017. Our senior leadership team has extensive experience in the industrial manufacturing sector with an average tenure of more than 20 years.

Corporate Information

We were originally incorporated as Frigoscandia, Inc. in Delaware in May 1994 as the successor to a business that traces its origins to 1884. Our principal executive offices are located at 70 West Madison Street, Chicago, Illinois, U.S.A. 60602, and our telephone number is (312) 861-5900. We maintain a website at www.jbtcorporation.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus supplement.

The Offering

Common stock offered	2,000,000 shares (or 2,300,000 shares if the underwriters’ option to purchase additional shares is exercised in full)

Common stock outstanding immediately after this offering	31,156,847 shares (or 31,456,847 shares if the underwriters’ option to purchase additional shares is exercised in full)

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to 300,000 additional shares of common stock from us at the public offering price less the underwriting discount.

Use of proceeds	We expect to receive net proceeds from this offering of approximately $ , or $ if the underwriters exercise their option to purchase additional shares of common stock from us in full, after deducting the underwriting discounts and estimated offering expenses. We intend to use the net proceeds from this offering to repay a portion of our outstanding borrowings under our revolving credit facility with Wells Fargo Bank, N.A., as administrative agent (the “Revolving Credit Facility”) and for general corporate purposes. For a more complete description of our intended use of proceeds from this offering, see “Use of Proceeds.”

Dividend policy	We currently pay a quarterly cash dividend of $0.10 per share. Any future determination to pay dividends on our common stock will be made by our board of directors and will depend upon certain factors that our board of directors deems relevant at the time.

Conflicts of Interest	A portion of the net proceeds from this offering will be used to repay borrowings under our Revolving Credit Facility. Because Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC are underwriters in this offering, and an affiliate or affiliates of these underwriters are lenders under our Revolving Credit Facility and will receive 5% or more of the net proceeds from this offering, these underwriters are deemed to have a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”). As a result, this offering will be conducted in accordance with Rule 5121 of FINRA. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering because there is a bona fide public market for our common stock. See “Use of Proceeds” and “Underwriting (Conflicts of Interest).”

Risk factors	You should carefully consider the information set forth in the section of this prospectus supplement entitled “Risk Factors,” as well as other information included in or incorporated by reference into this prospectus supplement and the accompanying prospectus before deciding whether to invest in our common stock.

New York Stock Exchange trading symbol	“JBT”

The number of shares of our common stock to be outstanding immediately after this offering is based on 29,156,847 shares outstanding as of December 31, 2016 and excludes:

•	up to 300,000 shares issuable upon exercise of the underwriters’ option to purchase additional shares;

•	up to 1,139,512 shares issuable upon the vesting of restricted stock units granted under our incentive compensation and stock plan as of December 31, 2016; and

•	269,672 shares reserved for issuance pursuant to future awards under our incentive compensation and stock plan as of December 31, 2016 and up to an additional 1,000,000 shares that will be reserved for issuance pursuant to future awards if our stockholders approve the John Bean Technologies Corporation 2017 Incentive Compensation and Stock Plan.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth our summary consolidated financial and other data as of and for the dates indicated. The consolidated financial data as of December 31, 2016, 2015 and 2014 and for the years ended December 31, 2016 and 2015 are derived from our audited consolidated financial statements in our 2016 Annual Report incorporated by reference in this prospectus supplement. The balance sheet data as of December 31, 2014 is derived from audited financial statements that are not presented or incorporated by reference in this prospectus supplement.

Our financial information included and incorporated by reference in this prospectus supplement are not necessarily indicative of our future performance. The following summary consolidated financial data are qualified in their entirety by reference to, and should be read in conjunction with the information under the headings “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus supplement and our audited consolidated financial statements and notes thereto incorporated by reference in this prospectus supplement.

	Fiscal Year Ended December 31,
(In millions, except per share data)	2016	2015	2014
Income Statement Data:
Revenue:
JBT FoodTech	$928.0	$725.1	$634.7
JBT AeroTech	422.5	383.1	350.2
Other revenue and intercompany eliminations	—	(0.9)	(0.7)

Total revenue	$1,350.5	$1,107.3	$984.2
Operating expenses:
Cost of sales	$969.8	$790.4	$719.5
Selling, general and administrative expense	236.7	207.0	183.3
Research and development expense	23.6	18.2	14.6
Restructuring expense	12.3	—	14.5
Other (income) expense, net	4.7	2.7	1.6

Operating income	103.4	89.0	50.7
Interest income	1.6	1.1	1.6
Interest expense	(11.0)	(7.9)	(7.6)

Income from continuing operations before income taxes	94.0	82.2	44.7
Provision for income taxes	26.0	26.2	13.9

Income from continuing operations	68.0	56.0	30.8
Loss from discontinued operations, net of income taxes	(0.4)	(0.1)	—

Net income	$67.6	$55.9	$30.8

Diluted earnings per share:
Income from continuing operations	$2.28	$1.88	$1.03
Net income	2.27	1.88	1.03
Diluted weighted average shares outstanding	29.8	29.8	29.9

Cash dividends declared per common share	0.40	$0.37	$0.36

Balance Sheet Data (at end of period):
Total assets	$1,187.4	$876.1	$697.8
Total debt (long and short-term)	498.7	282.8	178.0

	Fiscal Year Ended December 31,
(In millions, except per share data)	2016	2015	2014
Segment Operating Profit:
JBT FoodTech	$113.2	$85.4	$72.7
JBT AeroTech	45.1	38.2	30.0

Other Financial Information:
EBITDA(1)	$141.9	$118.6	$76.0
Adjusted EBITDA(1)	$154.2	$118.6	$99.3
Capital Expenditures	37.1	37.7	36.7
Inbound Orders	1,357.6	1,225.4	980.0
Backlog	557.0	520.7	366.7

(1)	EBITDA and Adjusted EBITDA are non-GAAP financial measures. We define EBITDA as net income adjusted to exclude loss from discontinued operations, provision for income taxes, net interest expense and depreciation and amortization. We define Adjusted EBITDA as EBITDA adjusted to exclude significant expenses that are not indicative of our ongoing operations, including expenses related to management succession and strategy consulting and restructuring expense. Given our focus on growth through strategic acquisitions, management considers EBITDA and Adjusted EBITDA to be important non-GAAP financial measures. These measures allow us to monitor business performance while excluding the impact of amortization of intangible assets, and the depreciation of fixed assets. We use Adjusted EBITDA internally to make operating decisions and believe this information is helpful to investors because it allows more meaningful period-to-period comparisons of our ongoing operating results. Set forth below is a reconciliation of EBITDA and Adjusted EBITDA to net income, the most directly comparable financial measure calculated in accordance with GAAP.

	Year Ended December 31,
(In millions)	2016	2015	2014
Net Income	$67.6	$55.9	$30.8
Loss from discontinued operations, net of taxes	(0.4)	(0.1)	—

Income from continuing operations as reported	68.0	56.0	30.8
Provision for income taxes	26.0	26.2	13.9
Net interest expense	9.4	6.8	6.0
Depreciation and amortization	38.5	29.6	25.3

EBITDA	141.9	118.6	76.0
Expenses related to management succession and strategy consulting	—	—	8.8
Restructuring expense	12.3	—	14.5

Adjusted EBITDA	$154.2	$118.6	$99.3

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as an alternative to net income or any of our other measures of financial performance calculated and presented in accordance with GAAP. EBITDA and Adjusted EBITDA exclude certain costs and non-recurring expenses, and therefore they do not reflect the cash impact of such expenses. In addition, our Adjusted EBITDA measure may not be comparable to similarly titled measures of other organizations as they may not calculate adjusted EBITDA in the same manner as we calculate the measure.

RISK FACTORS

Our business is subject to uncertainties and risks. You should carefully consider the risks described below and all of the information included and incorporated by reference into this prospectus supplement and the accompanying prospectus. It is possible that our business, financial condition, liquidity or results of operations could be materially adversely affected by any of these risks.

Risks Related to Our Business

Our financial results are subject to fluctuations caused by many factors that could result in our failing to achieve anticipated financial results and cause a drop in our stock price.

Our quarterly and annual financial results have varied in the past and are likely to continue to vary in the future due to a number of factors, many of which are beyond our control. In particular, the contractual terms and the number and size of orders in the capital goods industries in which we compete vary significantly over time. The timing of our sales cycle from receipt of orders to shipment of the products or provision of services can significantly impact our sales and income in any given fiscal period. These and any one or more of the factors listed below, among other things, could cause us not to achieve our revenue or profitability expectations in any given period and the resulting failure to meet such expectations could cause a drop in our stock price:

•	volatility in demand for our products and services, including volatility in growth rates in the food processing and air transportation industries;

•	downturns in our customers’ businesses resulting from deteriorating domestic and international economies where our customers conduct substantial business;

•	increases in commodity prices resulting in increased manufacturing costs, such as petroleum-based products, metals or other raw materials we use in significant quantities;

•	supply chain interruptions;

•	changes in pricing policies resulting from competitive pressures, including aggressive price discounting by our competitors and other market factors;

•	our ability to develop and introduce on a timely basis new or enhanced versions of our products and services;

•	unexpected needs for capital expenditures or other unanticipated expenses;

•	changes in the mix of revenue attributable to domestic and international sales;

•	changes in the mix of products and services that we sell;

•	changes in foreign currency rates;

•	seasonal fluctuations in buying patterns; and

•	future acquisitions and divestitures of technologies, products, and businesses.

Variability in the length of our sales cycles makes accurate estimation of our revenue in any single period difficult and can result in significant fluctuation in quarterly operating results.

The length of our sales cycle varies depending on a number of factors over which we may have little or no control, including the size and complexity of a potential transaction, the level of competition that we encounter during our selling process, and our current and potential customers’ internal budgeting and approval process. Many of our sales are subject to an extended sales cycle. As a result, we may expend significant effort and resources over a significant period of time in an attempt to obtain an order, but ultimately not obtain the order, or obtain an order that is smaller than we anticipated. Revenue generated by any one of our customers may vary from quarter to quarter, and a customer who places a large order in one quarter may generate significantly lower revenue in subsequent quarters. Due to the length and uncertainty of our sales cycle, and the variability of orders from period to period, we believe that quarter-to-quarter comparisons of our revenue and operating results may not be an accurate indicator of our short term or future performance.

We face risks associated with current and future acquisitions.

To achieve our strategic objectives, we have pursued and expect to continue to pursue expansion opportunities such as acquiring other businesses or assets. Expanding through acquisitions involves risks such as:

•	the incurrence of additional debt to finance the acquisition or expansion;

•	additional liabilities (whether known or unknown), including environmental or pension liabilities of the acquired business or assets;

•	risks and costs associated with integrating the acquired business or new facility into our operations;

•	the need to retain and assimilate key employees of the acquired business or assets;

•	unanticipated demands on our management, operational resources and financial and internal control systems;

•	unanticipated regulatory risks;

•	the risk of being denied the necessary licenses, permits and approvals from state, local and foreign governments, and the costs and time associated with obtaining such licenses, permits and approvals;

•	risks that we do not achieve anticipated operating efficiencies, synergies and economies of scale; and

•	risks in retaining the existing customers and contracts of the acquired business or assets.

If we are unable to effectively integrate acquired businesses or newly formed operations, or if such acquired businesses underperform relative to our expectations, such an expansion may have a material adverse effect on our business, financial position, and results of operations.

Deterioration of economic conditions could adversely impact our business.

Our business may be adversely affected by changes in current or future national or global economic conditions, including lower growth rates or recession, high unemployment, rising interest rates, limited availability of capital, decreases in consumer spending rates, the availability and cost of energy, and the effect of government deficit reduction, sequestration, and other austerity measures impacting the markets we serve. Any such changes could adversely affect the demand for our products or the cost and availability of our required raw materials, which can have a material adverse effect on our financial results. Adverse national and global economic conditions could, among other things:

•	make it more difficult or costly for us to obtain necessary financing for our operations, our investments and our acquisitions, or to refinance our debt;

•	cause our lenders or other financial instrument counterparties to be unable to honor their commitments or otherwise default under our financing arrangements;

•	impair the financial condition of some of our customers, thereby hindering our customers’ ability to obtain financing to purchase our products and/or increasing customer bad debts;

•	cause customers to forgo or postpone new purchases in favor of repairing existing equipment and machinery, and delay or reduce preventative maintenance, thereby reducing our revenue and/or profits;

•	negatively impact our customers’ ability to raise pricing to counteract increased fuel, labor, and other costs, making it less likely that they will expend the same capital and other resources on our equipment as they have in the past;

•	impair the financial condition of some of our suppliers thereby potentially increasing both the likelihood of our having to renegotiate supply terms on terms that may not be as favorable to us and the risk of non-performance by suppliers;

•	negatively impact global demand for air transportation services as well as the food preparation industry, which could result in a reduction of sales, operating income, and cash flows in our JBT AeroTech and JBT FoodTech segments;

•	negatively affect the rates of expansion, consolidation, renovation, and equipment replacement within the air transportation industry and within the food processing industry, which may adversely affect the results of operations of our JBT AeroTech and JBT FoodTech segments; and

•	impair the financial viability of our insurers.

Disruptions in the political, regulatory, economic and social conditions of the foreign countries in which we conduct business could negatively affect our business, financial condition, and results of operations.

We operate manufacturing facilities in eleven countries other than the United States, the largest of which are located in Belgium, China, Sweden, Brazil, Italy, Spain, United Kingdom and the Netherlands. Our international sales accounted for 40% of our 2016 revenue. Multiple factors relating to our international operations and to those particular countries in which we operate or seek to expand our operations could have an adverse effect on our financial condition or results of operations. These factors include, among others:

•	economic downturns, inflationary and recessionary markets, including in capital and equity markets;

•	civil unrest, political instability, terrorist attacks, and wars;

•	nationalization, expropriation, or seizure of assets;

•	potentially burdensome taxation in other jurisdictions;

•	changes in the mix of our international business operations and revenue relative to our domestic operations, resulting in increasing tax liabilities resulting from repatriation of income generated outside of the United States;

•	inability to repatriate income or capital;

•	foreign ownership restrictions;

•	export regulations that could erode profit margins or restrict exports, including import or export licensing regulations;

•	trade restrictions, trade protection measures, or price controls;

•	restrictions on operations, trade practices, trade partners, and investment decisions resulting from domestic and foreign laws and regulations;

•	compliance with the U.S. Foreign Corrupt Practices Act and other similar laws;

•	burden and cost of complying with foreign laws, treaties, and technical standards and changes in those regulations;

•	transportation delays and interruptions; and

•	reductions in the availability of qualified personnel.

Changes to trade regulation, quotas, duties or tariffs, caused by the changing U.S. and geopolitical environments or otherwise, may increase our costs or limit the amount of raw materials and products that we can import.

The current U.S. administration has voiced strong concerns about imports from countries that it perceives as engaging in unfair trade practices, and may decide to impose import duties or other restrictions on products or raw materials sourced from those countries, which may include China and other countries from which we import raw materials or in which we manufacture our products. Any such duties or restrictions could have a material adverse effect on our business, results of operations or financial condition.

The result of the Referendum of the United Kingdom’s Membership in the European Union have created uncertainties that could have negative effects on us.

The announcement of the Referendum of the United Kingdom’s (or the U.K.) Membership in the European Union (E.U.) (referred to as Brexit), advising for the exit of the United Kingdom from the European Union, has resulted in significant volatility in global stock markets and currency exchange rate fluctuations that resulted in the strengthening of the U.S. dollar against certain foreign currencies in which we conduct business. As described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exchange Rate Risk,” we translate revenue denominated in foreign currency into U.S. dollars for our financial statements. During periods of a strengthening dollar, our reported international revenue is reduced because foreign currencies translate into fewer U.S. dollars.

The effects of Brexit will depend on any agreements the U.K. makes to retain access to E.U. markets either during a transitional period or more permanently. The measures could potentially disrupt the markets we serve and may cause us to lose customers and employees. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the U.K. determines which E.U. laws to replace or replicate. These uncertainties may cause our customers to closely monitor their costs and reduce their spending budget on our products and services.

Any of these effects of Brexit, among others, could materially adversely affect our business, results of operations and financial condition.

Fluctuations in currency exchange rates could negatively affect our business, financial condition, and results of operations.

A significant portion of our revenue and expenses are realized in foreign currencies. As a result, changes in exchange rates will result in increases or decreases in our costs and earnings and may adversely affect our

Consolidated Financial Statements, which are stated in U.S. dollars. Although we may seek to minimize currency exchange risk by engaging in hedging transactions where we deem appropriate, we cannot be assured that our efforts will be successful. Currency fluctuations may also result in our systems and services becoming more expensive and less competitive than those of other suppliers in the foreign countries in which we sell our systems and services.

We have invested substantial resources in certain markets where we expect growth, and our business may suffer if we are unable to achieve the growth we expect.

As part of our strategy to grow, we are expanding our operations in certain emerging or developing markets, and accordingly have made and expect to continue to make substantial investments to support anticipated growth in those regions. We may fail to realize expected rates of return on our existing investments or incur losses on such investments, and we may be unable to redeploy capital to take advantage of other markets. Our results will also suffer if these regions do not grow as quickly as we anticipate.

Our restructuring initiatives may not achieve the expected cost reductions or other anticipated benefits.

We regularly evaluate our existing operations, service capacity, and business efficiencies to determine if a realignment or restructuring could improve our results of operations or achieve some other business goal. Our realignment and restructuring initiatives are designed to result in more efficient and increasingly profitable operations. Our ability to achieve the anticipated cost savings and other benefits from these initiatives within the expected time frame is subject to many estimates and assumptions. These estimates and assumptions are subject to significant economic, competitive, and other uncertainties, some of which are beyond our control. We incurred restructuring charges in 2014 as a result of restructuring activities which as of December 31, 2016 are substantially complete. In 2016, we implemented an optimization program to realign FoodTech’s Protein business in North America and Liquid Foods business in Europe, accelerate our strategic sourcing initiatives, and consolidate smaller facilities, and incurred restructuring charges of $12.3 million. We may incur similar charges in the future. Failure to achieve the expected cost reductions related to these restructuring initiatives could have a material adverse effect on our business and results of operations.

Our inability to obtain raw materials, component parts, and/or finished goods in a timely and cost-effective manner from suppliers would adversely affect our ability to manufacture and market our products.

We purchase raw materials and component parts from suppliers for use in manufacturing our products. We also purchase certain finished goods from suppliers. Changes in our relationships with suppliers or increases in our costs for raw materials, component parts, or finished goods we purchase could result in manufacturing interruptions, delays, inefficiencies, or our inability to market products if we cannot timely and efficiently manufacture them. In addition, our gross margins could decrease if prices of purchased raw materials, component parts, or finished goods increase and we are unable to pass on such price increases to customers.

Regulations related to conflict minerals could adversely impact our business.

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as “conflict minerals”, originating from the Democratic Republic of Congo (DRC) and adjoining countries. To implement this legislation, the SEC adopted annual disclosure and reporting requirements for those companies that use conflict minerals mined from the DRC and adjoining countries in their products. We will continue to incur costs associated with complying with these annual disclosure requirements, including those incurred to conduct diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes, or sources of supply as a consequence of such verification activities. These rules could adversely affect the sourcing, supply and pricing of materials used in our products. As there may be only a limited number of suppliers offering “conflict free” conflict minerals of certain types, we cannot be certain that we will continue to be able to obtain necessary conflict minerals from such suppliers in sufficient quantities or at competitive prices. Also, we may face reputational challenges if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to sufficiently verify the origins for all conflict minerals used in our products.

An increase in energy or raw material prices may reduce the profitability of our customers, which ultimately could negatively affect our business, financial condition, results of operations, and cash flows.

Energy prices are volatile and have been historically high. High energy prices have a negative trickledown effect on our customers’ business operations by reducing their profitability because of increased operating costs. Our customers require large amounts of energy to run their businesses, particularly in the air transportation industry. Higher energy prices can reduce passenger and cargo air carrier profitability as a result of increased jet and ground support equipment fuel prices. Higher energy prices also increase food processors’ operating costs through increased energy and utility costs to run their plants, higher priced chemical and petroleum based raw materials used in food processing, and higher fuel costs to run their logistics and service fleet vehicles.

Food processors are also affected by the cost and availability of raw materials such as feed grains, livestock, produce, and dairy products. Increases in the cost of and limitations in the availability of such raw materials can negatively affect the profitability of food processors’ operations.

Any reduction in our customers’ profitability due to higher energy or raw material costs or otherwise may reduce their future expenditures in the food processing equipment or airport equipment that we provide. This reduction may have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Changes in food consumption patterns due to dietary trends or economic conditions may adversely affect our business, financial condition, results of operations, and cash flows.

Dietary trends can create demand for protein food products but negatively impact demand for high-carbohydrate foods, or create demand for easy to prepare, transportable meals but negatively impact traditional canned food products. Because different food types and food packaging can quickly go in and out of style as a function of dietary, health, or convenience trends, food processors can be challenged in accurately forecasting their needed manufacturing capacity and the related investment in equipment and services. During periods of economic uncertainty, consumer demand for protein products or processed food products may be negatively impacted by increases in food prices. A demand shift away from protein products or processed foods could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

An outbreak of animal borne diseases (H5N1, BSE, or other virus strains affecting poultry or livestock), citrus tree diseases, or food borne illnesses or other food safety or quality concerns may negatively affect our business, financial condition, results of operations, and cash flows.

An outbreak or pandemic stemming from H5N1 (avian flu) or BSE (mad cow disease) or any other animal related disease strains could reduce the availability of poultry or beef that is processed for the restaurant, food service, wholesale or retail consumer. Any limitation on the availability of such raw materials could discourage food producers from making additional capital investments in processing equipment, aftermarket products, parts, and services that our JBT FoodTech business provides. Such a decrease in demand for our products could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

The success of our business that serves the citrus food processing industry is directly related to the viability and health of citrus crops. The citrus industries in Florida, Brazil, and other countries are facing increased pressure on their harvest productivity and citrus bearing acreage due to citrus canker and greening diseases. These citrus tree diseases are often incurable once a tree has been infested and the end result can be the destruction of the tree. Reduced amounts of available fruit for the processed or fresh food markets could materially adversely affect our business, financial condition, results of operations, and cash flows.

In the event an E. coli or other food borne illness causes a recall of meat or produce, the companies supplying those fresh, further processed or packaged forms of those products and suppliers of equipment used by such companies could be severely adversely affected. Any negative impact on the financial viability of our fresh or processed food provider customers could adversely affect our immediate and recurring revenue base.

Freezes, hurricanes, droughts, or other natural disasters may negatively affect our business, financial condition, results of operations, and cash flows.

In the event a natural disaster negatively affects growers or farm production, the food processing industry may not have the fresh food raw materials necessary to meet consumer demand. Crops of entire groves or fields can be severely damaged by a drought, freeze, or hurricane. An extended drought or freeze or a high category hurricane could permanently damage or destroy a tree crop area. If orchards have to be replanted, trees may not produce viable product for several years. Since our recurring revenue is dependent on growers’ and farmers’ ability to provide high quality crops to certain of our customers, our business, financial condition, results of operations, and cash flows could be materially adversely impacted in the event of a freeze, hurricane, drought, or other natural disaster.

Our failure to comply with the laws and regulations governing our U.S. government contracts or the loss of production funding of any of our U.S. government contracts could harm our business.

The U.S. government represented approximately 2% of our 2016 revenue, directly or through subcontracts. Our JBT AeroTech business contracts with the U.S. government and subcontracts with defense contractors conducting business with U.S. government. As a result, we are subject to various laws and regulations that apply to companies doing business with the U.S. government.

The laws governing U.S. government contracts differ in several respects from the laws governing private company contracts. Government contracts are highly regulated to curb misappropriation of funds and to ensure uniform policies and practices across various governmental agencies. Funding for such contracts is tied to National Defense Budgets and Procurement Programs that are annually negotiated and approved or disapproved by the U.S. Department of Defense, the Executive Branch, and the Congress. For example, if there were any shifts in spending priorities or if funding for the military aircraft program were reduced or cancelled as a result of the sequestration, policy changes, or for other reasons, the resulting loss of revenue could have a material adverse impact on our JBT AeroTech business. Many U.S. government contracts contain pricing terms and conditions that are not applicable to private contracts. In particular, U.S. defense contracts are unilaterally terminable at the option of the U.S. government with compensation only for work completed and costs incurred to date. In addition, any deliverable delays under such contracts as a result of our non-performance could also have a negative impact on these contracts.

Non-compliance with the laws and regulations governing U.S. government contracts or subcontracts may result in significant sanctions such as debarment (restrictions from future business with the government). If we were found not to be in compliance now or in the future with any such laws or regulations, our results of operations could be adversely impacted.

Terrorist attacks and threats, escalation of military activity in response to such attacks, or acts of war may negatively affect our business, financial condition, results of operations, and cash flows.

Any future terrorist attacks against U.S. targets, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions affecting our customers or the economy as a whole may materially adversely affect our operations or those of our customers. As a result, there could be delays or losses in transportation and deliveries to our customers, decreased sales of our products, and delays in payments by our customers. Strategic targets such as those relating to transportation and food processing may be at greater risk of future terrorist attacks than other targets in the United States. Our airport authority, airline, air cargo and ground handling customers are particularly sensitive to safety concerns, and their businesses may decline after terrorist attacks or threats or during periods of political instability when travelers are concerned about safety issues. A decline in these customers’ businesses could have a negative impact on their demand for our products. It is possible that any of these occurrences, or a combination of them, could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

The cumulative loss of several significant contracts may negatively affect our business, financial condition, results of operations, and cash flows.

We often enter into large, project-oriented contracts, or long-term equipment leases and service agreements. These agreements may be terminated or breached, or our customers may fail to renew these agreements. If we were to lose several significant agreements and if we were to fail to develop alternative business opportunities, we could experience a material adverse effect on our business, financial condition, results of operations, and cash flows.

We may lose money or not achieve our expected profitability on fixed-price contracts.

As is customary for several of the business areas in which we operate, we may provide products and services under fixed-price contracts. Under such contracts, we are typically responsible for cost overruns. Our actual costs and any gross profit realized on these fixed-price contracts may vary from our estimates on which the pricing for such contracts was based. There are inherent risks and uncertainties in the estimation process, including those arising from unforeseen technical and logistical challenges or longer than expected lead times for sourcing raw materials and assemblies. A fixed-price contract may significantly limit or prohibit our ability to mitigate the impact of unanticipated increases in raw material prices (including the price of steel and other significant raw materials) by passing on such price increases. Depending on the volume of our work performed under fixed-price contracts at any one time, differences in actual versus estimated performance could have a material adverse impact on our business, financial condition, results of operations, and cash flows.

Customer sourcing initiatives may adversely affect our new equipment and aftermarket businesses.

Many multi-national companies, including our customers and prospective customers, have undertaken supply chain integration to provide a sustainable competitive advantage against their competitors. Under continued price pressure from consumers, wholesalers and retailers, our manufacturer customers are focused on controlling and reducing cost, enhancing their sourcing processes, and improving their profitability.

A key value proposition of our equipment and services is low total cost of ownership. If our customers implement sourcing initiatives that focus solely on immediate cost savings and not on total cost of ownership, our new equipment and aftermarket sales could be adversely affected.

To remain competitive, we need to rapidly and successfully develop and introduce complex new solutions in a global, competitive, demanding, and changing environment.

If we lose our significant technology advantage in our products and services, our market share and growth could be materially adversely affected. In addition, if we are unable to deliver products, features, and functionality as projected, we may be unable to meet our commitments to customers, which could have a material adverse effect on our reputation and business. Significant investments in research and development efforts that do not lead to successful products, features, and functionality could also materially adversely affect our business, financial condition, and results of operations.

Our business, financial condition, results of operations, and cash flows could be materially adversely affected by competing technology. Some of our competitors are large multinational companies that may have greater financial resources than us, and they may be able to devote greater resources to research and development of new systems, services, and technologies than we are able to do. Moreover, some of our competitors operate in narrow business areas, allowing them to concentrate their research and development efforts more directly on products and services for those areas than we may be able to.

High capacity products or products with new technology may be more likely to experience reliability, quality, or operability problems.

Even with rigorous testing prior to release and investment on product quality processes, problems may be found in newly developed or enhanced products after such products are launched and shipped to customers. Resolution of such issues may cause project delays, additional development costs, and deferred or lost revenue.

New products and enhancements of our existing products may also reduce demand for our existing products or could delay purchases by customers who instead decide to wait for our new or enhanced products. Difficulties that arise in our managing the transition from our older products to our new or enhanced products could result in additional costs and deferred or lost revenue.

We may need to make significant capital and operating expenditures to keep pace with technological developments in our industry.

The industries in which we participate are constantly undergoing development and change, and it is likely that new products, equipment, and service methods will be introduced in the future. We may need to make significant expenditures to purchase new equipment and to train our employees to keep pace with any new technological developments. These expenditures could adversely affect our results of operations and financial condition.

If we are unable to develop, preserve, and protect our intellectual property assets, our business, financial condition, results of operations, and cash flows may be negatively affected.

We strive to protect and enhance our proprietary intellectual property rights through patent, copyright, trademark, and trade secret laws, as well as through technological safeguards and operating policies and procedures. To the extent we are not successful, our business, financial condition, results of operations, and cash flows could be materially adversely impacted. We may be unable to prevent third parties from using our technology without our authorization, or from independently developing technology that is similar to ours, particularly in those countries where the laws do not protect our proprietary rights as fully as in others. With respect to our pending patent applications, we may not be successful in securing patents for these claims, and our competitors may already have applied for patents that, once issued, will prevail over our patent rights or otherwise limit our ability to sell our products.

Claims by others that we infringe their intellectual property rights could harm our business, financial condition, results of operations, and cash flows.

We have seen a trend towards aggressive enforcement of intellectual property rights as product functionality in our industry increasingly overlaps and the number of issued patents continues to grow. As a result, there is a risk that we could be subject to infringement claims which, regardless of their validity, could:

•	be expensive, time consuming, and divert management attention away from normal business operations;

•	require us to pay monetary damages or enter into non-standard royalty and licensing agreements;

•	require us to modify our product sales and development plans; or

•	require us to satisfy indemnification obligations to our customers.

Regardless of whether these claims have any merit, they can be burdensome and costly to defend or settle and can harm our business and reputation.

Infrastructure failures or catastrophic loss at any of our facilities could lead to production or service curtailments or shutdowns.

We manufacture our products at facilities in the United States, Belgium, China, Sweden, Brazil, Italy, Spain, United Kingdom and the Netherlands. An interruption in production or service capabilities at any of our facilities as a result of equipment failure or other reasons could result in our inability to manufacture our products. In the event of a stoppage in production at any of our facilities, even if only temporary, or if we experience delays as a result of events that are beyond our control, delivery times to our customers could be severely affected. Any significant delay in deliveries to our customers could lead to cancellations. Our facilities are also subject to the risk of catastrophic loss due to unanticipated events such as earthquake, fire, natural disaster, explosions, power loss, unauthorized intrusions, and other catastrophic events. We may also experience plant shutdowns or periods of reduced production as a result of equipment failure, delays in deliveries or catastrophic loss, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

The business continuity of our information systems, computer equipment, and information databases are critical to our business operations, and any damage or disruptions could negatively affect our business, financial condition, results of operations, and cash flows.

Our operations are dependent on our ability to protect our computer equipment and the information stored in our databases from damage by, among other things, earthquake, fire, natural disaster, power loss, telecommunications failures, unauthorized intrusions, and other catastrophic events. A part of our operations is based in an area of California that has experienced earthquakes and other natural disasters, while another part of our operations is based in an area of Florida that has experienced hurricanes and other natural disasters. Despite our best efforts at planning for such contingencies, catastrophic events of this nature may still result in system failures and other interruptions in our operations, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

In addition, it is periodically necessary to replace, upgrade, or modify our internal information systems. For example we are currently in the process of implementing a common Enterprise Resource Planning (ERP) system across the majority of our businesses. If we are unable to do this in a timely and cost-effective manner, especially in light of demands on our information technology resources, our ability to capture and process financial transactions and therefore our business, financial condition, results of operations, and cash flows may be materially adversely impacted.

We are subject to cyber-security risks arising out of breaches of security relating to sensitive company, client, and employee information and to the technology that manages our operations and other business processes.

Our business operations rely upon secure information technology systems for data capture, processing, storage, and reporting. Notwithstanding careful security and controls design, our information technology systems, and those of our third-party providers could become subject to cyber-attacks. Network, system, application, and data breaches could result in operational disruptions or information misappropriation, including, but not limited to, interruptions to systems availability and denial of access to and misuse of applications required by our clients to conduct business with us. Phishing and other forms of electronic fraud may also subject us to risks associated with improper access to financial assets and customer information. Theft of intellectual property or trade secrets and inappropriate disclosure of confidential information could stem from such incidents. Any such operational disruption and/or misappropriation of information could result in lost sales, negative publicity or business delays and could have a material adverse effect on our business.

Our business success depends on retaining our senior management and other key personnel and attracting and retaining other qualified employees.

We depend on our senior executive officers and other key personnel. The loss of any of these officers or key personnel could materially adversely affect our business, financial condition, results of operations, and cash flows. In addition, competition for skilled and non-skilled employees among companies that rely heavily on engineering, technology, and manufacturing is intense, and the loss of skilled or non-skilled employees or an inability to attract, retain, and motivate additional skilled and non-skilled employees required for the operation and expansion of our business could hinder our ability to conduct research activities successfully, develop new products and services and meet our customers’ requirements.

The industries in which we operate expose us to potential liabilities arising out of the installation or use of our systems that could negatively affect our business, financial condition, results of operations, and cash flows.

Our businesses supply equipment and systems for use in food processing as well as equipment, systems, and services used in airports all over the world, which creates potential exposure for us for personal injury, wrongful death, product liability, commercial claims, product recalls, production loss, property damage, pollution, and other environmental damages. In the event that a customer who purchases our equipment becomes subject to claims relating to food borne illnesses or other food safety or quality issues relating to food processed through the use of our equipment, we could be exposed to significant claims from our customers. Although we have obtained business and related risk insurance, we cannot assure you that our insurance will be adequate to cover all potential liabilities. Further, we cannot assure you that insurance will generally be available in the future or, if available, that premiums to obtain such insurance will be commercially reasonable. If we incur substantial liability and damages arising from such liability are not covered by insurance or are in excess of policy limits, or if we were to incur liability at a time when we are not able to obtain liability insurance, our business, financial condition, results of operations, and cash flows could be materially adversely affected.

Environmental protection initiatives may negatively impact the profitability of our business.

Future environmental regulatory developments in the United States and abroad concerning environmental issues, such as climate change, could adversely affect our operations and increase operating costs and, through their impact on our customers, reduce demand for our products and services. Actions may be taken in the future by the U.S. government, state governments within the United States, foreign governments, or by signatory countries through a new global climate change treaty to regulate the emission of greenhouse gases. Pressures to reduce the footprint of carbon emissions impact the air transportation and manufacturing sectors. Airports, airlines, and air cargo providers are continually looking for new ways to become more energy efficient and reduce pollutants. Manufacturing plants are seeking means to reduce their heat-trapping emissions and minimize their energy and water usage. The precise nature of any such future environmental regulatory requirements and their applicability to us and our customers are difficult to predict, but the impact to us and the industries that we serve would likely be adverse and could be significant, including the potential for increased fuel costs, carbon taxes or fees, or a requirement to purchase carbon credits.

Our operations and industries are subject to a variety of U.S. and international laws, which can change. We therefore face uncertainties with regard to lawsuits, regulations, and other related matters.

In the normal course of business, we are subject to proceedings, lawsuits, claims, and other matters, including those that relate to the environment, health and safety, employee benefits, import and export compliance, intellectual property, product liability, tax matters, securities regulation, and regulatory compliance.

For example, we are subject to changes in foreign laws and regulations that may encourage or require us to hire local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular non-U.S. jurisdiction. In addition, environmental laws and regulations affect the systems and services we design, market and sell, as well as the facilities where we manufacture our systems. We are required to invest financial and managerial resources to comply with environmental laws and regulations and anticipate that we will continue to be required to do so in the future.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

The U.S. Foreign Corrupt Practices Act (FCPA), the U.K. Bribery Act of 2010 (the U.K. Bribery Act), and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. Despite our training and compliance programs, there is no assurance that our internal control policies and procedures will protect us from acts committed by our employees or agents. If we are found to be liable for FCPA, the U.K. Bribery Act or other similar violations (either due to our own acts or our inadvertence, or due to the acts or inadvertence of others), we could suffer from civil and criminal penalties or other sanctions, which could have a material adverse impact on our business, financial condition, and results of operations.

We are subject to governmental export controls and economic sanctions laws that could impair our ability to compete in international markets and subject us to liability if we are not in full compliance with applicable laws.

Our business activities are subject to various restrictions under U.S. export controls and trade and economic sanctions laws, including the U.S. Commerce Department’s Export Administration Regulations (EAR), the International Traffic in Arms Regulations (ITAR), and economic and trade sanctions regulations maintained by the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC). We are subject to similar laws and regulations in other countries in which we operate or make sales. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to civil or criminal penalties and reputational harm. Obtaining the necessary authorizations, including any required license, for a particular transaction may be time-consuming, is not guaranteed, and may result in the delay or loss of sales opportunities. Furthermore, U.S. export control laws and economic sanctions laws in the U.S. and other countries prohibit certain transactions with U.S. embargoed or sanctioned countries, governments, persons and entities. Although we take precautions to prevent transactions with sanction targets, the possibility exists that we could inadvertently provide our products or services to persons prohibited by sanctions. This could result in negative consequences to us, including government investigations, penalties, and reputational harm.

Unfavorable tax law changes and tax authority rulings may adversely affect results.

We are subject to income taxes in the United States and in various foreign jurisdictions. Domestic and international tax liabilities are subject to the allocation of income among various tax jurisdictions. Our effective tax rate could be adversely affected by changes in the mix of earnings among countries with differing statutory tax rates, changes in the valuation allowance of deferred tax assets, or tax laws. The amount of income taxes and other taxes are subject to ongoing audits by U.S. federal, state, and local tax authorities and by non-U.S. authorities. If these audits result in assessments different from amounts we record, future financial results may include unfavorable tax adjustments.

If we repatriate any cash and cash equivalents from our foreign subsidiaries back to the U.S., we could be subject to significant tax liabilities.

As of December 31, 2016, our foreign subsidiaries held $27.3 million, or 82%, of our cash and cash equivalents. While we currently intend that cash and cash equivalents held by these foreign subsidiaries will be indefinitely reinvested in foreign jurisdictions in order to fund working capital requirements, make investments, and repay debt (primarily inter-company), if, in the future, cash and cash equivalents held by foreign subsidiaries are needed to fund our operations in the United States or for the purpose of making certain strategic investments in the United States or otherwise, the repatriation of such amounts to the United States could result in a significant incremental tax liability in the period in which the decision to repatriate occurs. Payment of any incremental tax liability would reduce the cash available to us to fund our operations or to make such strategic investment in the United States or otherwise.

Our business could suffer in the event of a work stoppage by our unionized or non-union labor force.

We employ approximately 5,000 people with approximately 3,300 located in the United States. Approximately 8% of our employees in the United States are represented by two collective bargaining agreements. The first covers most of the employees through August of 2019, and the second covers employees through December of 2017.

Outside the United States, we enter into employment contracts and agreements in those countries in which such relationships are mandatory or customary, such as in Belgium, Sweden, Spain, Italy, the Netherlands and China. The provisions of these agreements correspond in each case with the required or customary terms in the subject jurisdiction. Approximately 65% of our international employees are covered under national employee unions.

Any future strikes, employee slowdowns, or similar actions by one or more unions, in connection with labor contract negotiations or otherwise, could have a material adverse effect on our ability to operate our business.

Our existing financing agreements include restrictive and financial covenants.

Certain of our loan agreements require us to comply with various restrictive covenants and some contain financial covenants that require us to comply with specified financial ratios and tests. Our failure to meet these covenants could result in default under these loan agreements and would result in a cross-default under other loan agreements. In the event of a default and our inability to obtain a waiver of the default, all amounts outstanding under loan agreements could be declared immediately due and payable. Our failure to comply with these covenants could adversely affect our results of operations and financial condition.

Significant changes in actual investment return on pension assets, discount rates, and other factors could affect our results of operations, equity, and pension contributions in future periods.

Our results of operations may be positively or negatively affected by the amount of income or expense we record for our defined benefit pension plans. U.S. generally accepted accounting principles (GAAP) require that we calculate income or expense for the plans using actuarial valuations. These valuations reflect assumptions about financial market and other economic conditions, which may change based on changes in key economic indicators. The most significant year-end assumptions we use to estimate pension income or expense are the discount rate and the expected long-term rate of return on plans assets. In addition, we are required to make an annual measurement of plan assets and liabilities, which may result in a significant change to equity through a reduction or increase to accumulated other comprehensive income. For a discussion regarding how our financial statements can be affected by pension plan accounting policies, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Defined Benefit Pension and

Other Post-retirement Plans” and Note 8 to our audited consolidated financial statements in our 2016 Annual Report incorporated by reference in this prospectus supplement. Although GAAP expense and pension funding contributions are not directly related, key economic factors that affect GAAP expense would also likely affect the amount of cash we would contribute to pension plans as required under the Employee Retirement Income Security Act.

As a publicly traded company, we incur regulatory costs that reduce profitability.

As a publicly traded corporation, we incur certain costs to comply with regulatory requirements of the NYSE and of the federal securities laws. If regulatory requirements were to become more stringent or if accounting or other controls thought to be effective later fail, we may be forced to make additional expenditures, the amounts of which could be material. Many of our competitors are privately owned, so our accounting and control costs can be a competitive disadvantage.

Our share repurchase program could increase the volatility of the price of our common stock.

On December 2, 2015, the Board authorized a share repurchase program for up to $30 million of our common stock beginning January 1, 2016 and continuing through December 31, 2018. We have funded the repurchases through cash flows generated by our operations. The amount and timing of share repurchases was based on a variety of factors. Important factors that could cause us to limit, suspend or delay the Company’s stock repurchases include unfavorable market conditions, the trading price of the Company’s common stock, the nature of other investment opportunities presented to us from time to time, the ability to obtain financing at attractive rates, and the availability of U.S. cash. Repurchases of our shares will reduce the number of outstanding shares of our common stock and might incrementally increase the potential for volatility in our common stock by reducing the potential volumes at which our common stock may trade in the public market.

Our actual operating results may differ significantly from our guidance.

We regularly release guidance regarding our future performance that represents our management’s estimates as of the date of release. This guidance, which consists of forward-looking statements, is prepared by our management and is qualified by, and subject to, the assumptions and the other information contained or referred to in the release or report in which guidance is given. Our guidance is not prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants, and neither our independent registered public accounting firm nor any other independent expert or outside party compiles or examines the guidance and, accordingly, no such person expresses any opinion or any other form of assurance with respect thereto.

Guidance is based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. We generally state possible outcomes as high and low ranges which are intended to provide a sensitivity analysis as variables are changed, but are not intended to represent that actual results could not fall outside of the suggested ranges. The principal reason that we release this data is to provide a basis for our management to discuss our business outlook with analysts and investors. We do not accept any responsibility for any projections or reports published by any such persons.

Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions of the guidance furnished by us will not materialize or will vary significantly from actual results. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date of release. Actual results will vary from the guidance and the variations may be material. Investors should also recognize that the reliability of any forecasted financial data diminishes the farther in the future that the data are forecast. In light of the foregoing, investors are urged to put the guidance in context and not to place undue reliance on it.

Our corporate governance documents, our rights plan, and Delaware law may delay or discourage takeovers and business combinations that our stockholders might consider in their best interests.

Provisions in our certificate of incorporation and by-laws may make it difficult and expensive for a third-party to pursue a tender offer, change-in-control, or takeover attempt that is opposed by our management and Board of Directors. These provisions include, among others:

•	A Board of Directors that is divided into three classes with staggered terms;

•	Limitations on the right of stockholders to remove directors;

•	The right of our Board of Directors to issue preferred stock without stockholder approval;

•	The inability of our stockholders to act by written consent; and

•	Rules and procedures regarding how stockholders may present proposals or nominate directors at stockholders meetings.

Public stockholders who might desire to participate in this type of transaction may not have an opportunity to do so. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change-in-control or a change in our management or Board of Directors and, as a result, may adversely affect the marketability and market price of our common stock.

In addition, we have adopted a stockholder rights plan intended to deter hostile or coercive attempts to acquire us. Under the plan, if any person or group acquires, or begins a tender or exchange offer that could result in such person acquiring 15% or more of our common stock, without approval of our Board of Directors under specified circumstances, our other stockholders will have the right to purchase shares of our common stock, or shares of the acquiring company, at a substantial discount to the public market price. Therefore, the rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board of Directors, except pursuant to any offer conditioned on a substantial number of rights being acquired. Although we believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics and thereby provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our Board of Directors, these provisions apply even if the offer may be considered beneficial by some stockholders.

Risks Related to this Offering and Ownership of our Common Stock

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.

The market price for our common stock may be volatile. You may not be able to resell your shares at or above the public offering price, due to fluctuations in the market price of our common stock, which may be caused by a number of factors, many of which we cannot control, including those described under the heading “—Risks Related to our Business” and the following:

•	our quarterly or annual earnings or those of other companies in our industry;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in financial estimates by any securities analysts who follow our common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our common stock;

•	downgrades by any securities analysts who follow our common stock;

•	future sales of our common stock by our officers, directors and significant stockholders;

•	market conditions or trends in our industry or the economy as a whole and, in particular, in the healthcare environment;

•	investors’ perceptions of our prospects;

•	announcements by us of significant contracts, acquisitions, joint ventures or capital commitments; and

•	changes in key personnel.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs, and our resources and the attention of management could be diverted from our business.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price and trading volume to decline.

Future sales of our common stock in the public market, or the perception that such sales may occur, could lower our stock price, and any additional capital raised by us through the sale of our common stock, or the issuance of equity awards by us, may dilute your ownership in us.

Sales of substantial amounts of our common stock in the public market by our stockholders after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Any additional capital raised by us through the sale of our common stock may also dilute your ownership in us. We cannot assure you that we will be able to sell our common stock or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors in this offering, and investors purchasing other securities in the future could have rights superior to those of our existing stockholders. In the future, we may also issue our common stock in connection with acquisitions or investments. We cannot predict the size of any such future issuances, but the amount of shares of our common stock issued in connection with an acquisition or investment could constitute a material portion of the then-outstanding shares of our common stock.

Following this offering, at our 2017 annual meeting of stockholders, we intend to seek stockholder approval of our incentive compensation and stock plan (the “2017 Incentive Compensation Plan”), which provides for the issuance of equity awards to our employees, officers and directors. If approved by our stockholders, the 2017 Incentive Compensation Plan would replace our existing incentive compensation and stock plan (established in 2008) and increase the aggregate number of shares reserved for issuance as equity awards by up to 1.0 million shares. The principal reason for seeking stockholder approval of the 2017 Incentive Compensation Plan is to increase the number of shares of our common stock reserved for issuance as equity awards from the remaining amount available under our existing plan. Any shares of common stock issued pursuant to these equity awards, including upon vesting of restricted stock units, would dilute your ownership interest in us.

FORWARD-LOOKING STATEMENTS

Certain statements in or incorporated by reference in this prospectus supplement and the accompanying prospectus are “forward-looking statements” within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995. Words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “foresees” or the negative version of those words or other comparable words and phrases are used to identify these forward-looking statements. Examples of forward-looking statements include statements related to our beliefs or expectations regarding future performance, strategic plans, cash flows, restructuring and optimization plans and related cost savings, operation improvements and covenant compliance, as well as any other statement that does not directly relate to any historical or current fact.

Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Many factors could cause actual results to differ materially and adversely from these forward-looking statements. Important factors that could cause actual results to differ from those in our forward-looking statements include the factors set forth under the heading “Risk Factors” in this prospectus supplement and the following risks, uncertainties and factors:

•	Fluctuations in our financial results;

•	Unanticipated delays or acceleration in our sales cycles;

•	Deterioration of economic conditions;

•	Sensitivity of segments to variable or volatile factors;

•	Changes in demand for our products and services;

•	Changes in commodity prices, including those impacting materials used in our business;

•	Disruptions in the political, regulatory, economic and social conditions of the foreign countries in which we conduct business;

•	Increases in energy prices;

•	Changes in food consumption patterns;

•	Impacts of pandemic illnesses, food borne illnesses and diseases to various agricultural products;

•	Weather conditions and natural disasters;

•	Acts of terrorism or war;

•	Termination or loss of major customer contracts;

•	Customer sourcing initiatives;

•	Competition and innovation in our industries;

•	Our ability to develop and introduce new or enhanced products and services;

•	Difficulty in developing, preserving and protecting our intellectual property;

•	Our ability to protect our information systems;

•	Adequacy of our internal controls;

•	Our ability to successfully integrate, operate and manage acquired businesses and assets;

•	Loss of key management and other personnel;

•	Potential liability arising out of the installation or use of our systems;

•	Our ability to comply with the laws and regulations governing our U.S. government contracts;

•	Our ability to comply with U.S. and international laws governing our operations and industries;

•	The outcome of pending or future litigation;

•	Increases in tax liabilities;

•	Difficulty in implementing our business strategies; and

•	Availability and access to financial and other resources.

Any forward-looking statement speaks only as of the date on which it is made, and we assume no obligation to update or revise any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $            , or $             if the underwriters exercise their option to purchase additional shares of common stock from us in full, after deducting the underwriting discounts and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to repay of a portion of our outstanding borrowings under the Revolving Credit Facility and for general corporate purposes.

As of December 31, 2016, the Revolving Credit Facility provided a $600.0 million revolving line of credit with a maturity date of February 10, 2020. Borrowings under the Revolving Credit Facility bear interest, at our option, at either (i) the highest of the Federal Funds rate plus 0.50%, the LIBOR plus 1.00%, or the administrative agent’s prime rate as announced from time to time, or (ii) the one month U.S. LIBOR subject to a floor rate of zero plus, in the case of each of (i) and (ii), an applicable margin that is based on our leverage ratio. As of December 31, 2016, the interest rate on our outstanding borrowings under the Revolving Credit Facility was 2.11%. As of December 31, 2016, we had $342.1 million in principal amount of outstanding borrowings under the Revolving Credit Facility.

SELECTED HISTORICAL CONSOLIDATED AND OTHER FINANCIAL DATA

The following table presents selected financial and other data about us for the most recent five fiscal years. The data has been derived from our consolidated financial statements. The historical consolidated balance sheet data set forth below reflects the assets and liabilities that existed as of the dates presented.

The income statement and cash flow data for the three years ended December 31, 2016, 2015 and 2014 and the balance sheet data as of December 31, 2016 and 2015 are derived from our audited consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2016 incorporated by reference in this prospectus supplement, and should be read in conjunction with those financial statements and the accompanying notes. The balance sheet data as of December 31, 2014, 2013, 2012 and the income statement and cash flow data for the years ended December 31, 2013 and 2012 were derived from audited financial statements that are not included or incorporated by reference in this prospectus supplement.

The following financial information may not reflect what our results of operations, financial position and cash flows will be in the future. You should read the selected historical financial data below in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” included in this prospectus supplement and our audited consolidated financial statements and the accompanying notes incorporated by reference in this prospectus supplement.

	Year Ended December 31,
(In millions, except per share date)	2016	2015	2014	2013	2012
Income Statement Data:
Revenue:
JBT FoodTech	$928.0	$725.1	$634.7	$611.1	$592.5
JBT AeroTech	422.5	383.1	350.2	323.6	325.0
Other revenue and intercompany eliminations	—	(0.9)	(0.7)	(0.5)	(0.2)

Total revenue	$1,350.5	1,107.3	984.2	934.2	917.3

Operating expenses::
Cost of sales	$969.8	790.4	719.5	699.0	684.4
Selling, general and administrative expense	236.7	207.0	183.3	166.6	158.7
Research and development expense	23.6	18.2	14.6	14.0	14.3
Restructuring expense	12.3	—	14.5	1.6	0.1
Other (income) expense, net	4.7	2.7	1.6	(0.2)	(1.1)

Operating Income	103.4	89.0	50.7	53.2	60.9
Interest income	1.6	1.1	1.6	2.2	0.5
Interest expense	(11.0)	(7.9)	(7.6)	(7.6)	(7.4)

Income from continuing operations before income taxes	94.0	82.2	44.7	47.8	54.0
Provision for income taxes	26.0	26.2	13.9	13.8	16.9

Income from continuing operations	68.0	56.0	30.8	34.0	37.1
Loss from discontinued operations, net of income taxes	(0.4)	(0.1)	—	(0.9)	(0.9)

Net income	67.6	55.9	30.8	33.1	36.2

Diluted earnings per share:
Income from continuing operations	$2.28	1.88	1.03	1.15	1.26
Net income	$2.27	1.88	1.03	1.11	1.23
Diluted weighted average shares outstanding	29.8	29.8	29.9	29.7	29.5

Cash dividends declared per common share	$0.40	0.37	0.36	0.34	0.28

	Year Ended December 31,
(In millions, except per share date)	2016	2015	2014	2013	2012
Common Stock Data:
Common stock sales price range
High	$93.55	$51.34	$33.99	$30.00	$18.20
Low	$41.35	$29.69	$25.52	$17.78	$12.76

	At December 31,
(In millions)	2016	2015	2014	2013	2012
Balance Sheet Data:
Total assets	1,187.4	876.1	697.8	621.2	678.0
Long-term debt, less current portion	491.6	280.6	173.8	94.1	189.1

	Year Ended December 31,
(In millions)	2016	2015	2014	2013	2012
Other Financial Information:
Capital expenditures	$37.1	$37.7	$36.7	$29.2	$24.7
Cash flows provided by continuing operating activities	69.3	112.2	78.0	63.1	86.6
Order backlog (unaudited)	557.0	520.7	366.7	376.5	283.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Overview

We are a leading global technology solutions provider to high-value segments of the food and beverage industry with focus on proteins, liquid foods and automated system solutions. JBT designs, produces and services sophisticated products and systems for multi-national and regional customers through its FoodTech segment. JBT also sells critical equipment and services to domestic and international air transportation customers through its AeroTech segment.

In 2016, we announced the Elevate plan, a follow on to our successful Next Level strategy that was developed in 2014 to capitalize on the leadership position of our businesses and favorable macroecomonic trends. The Elevate plan is based on a four-pronged approach to deliver continued growth and margin expansion.

•	Accelerate New Product & Service Development. JBT is accelerating the development of innovative products and services to provide customers with solutions that enhance yield and productivity and reduce lifetime cost of ownership.

•	Grow Recurring Revenue. JBT is capitalizing on its extensive installed base to expand recurring revenue from aftermarket parts and services, equipment leases, consumables and airport services.

•	Execute Impact Initiatives. JBT is enhancing organic growth through initiatives that enable us to sell the entire FoodTech portfolio globally, including enhancing our international sales and support infrastructure, localizing targeted products for emerging markets, and strategic cross selling of Protein and Liquid Foods products. Additionally, our impact initiatives are designed to support the reduction in operating cost including strategic sourcing, relentless continuous improvement (lean) efforts, and the optimization of organization structure. In AeroTech, we plan to continue to develop advanced military product offering and leading customer support capability to service global military customers.

•	Maintain Disciplined Acquisition Program. We are also continuing our strategic acquisition program focused on companies that add complementary products, which enable us to offer more comprehensive solutions to customers, and meet our strict economic criteria for returns and synergies.

As we evaluate our operating results, we consider our key performance indicators of segment revenue, segment operating profit, the level of inbound orders and order backlog.

We continue to enhance a comprehensive approach to Corporate Social Responsibility (CSR), building on our culture and long tradition of concern for our employees’ health, safety, and well-being; partnering with our customers to improve their operations; and giving back to the communities where we live and work. Building upon that strong foundation, we cultivate CSR teams at each business unit which share energy efficiency best practices, measure resource utilization, and establish improvement targets across multiple resource streams including energy, water, and waste. Our equipment and technology continues to deliver quality performance while striving to minimize waste and maximize efficiency in order to create shared value for both our food processing and air transportation customers. A key CSR objective is to further align our business with our customers, in order to support their ambitious quality, financial, and CSR goals.

Non-GAAP Financial Measures

The results for the periods ended December 31, 2016, 2015 and 2014 include several items that affect the comparability of our results. These include significant expenses that are not indicative of our ongoing operations as detailed in the table below:

	Year Ended December 31,
(In millions)	2016	2015	2014
Income from continuing operations as reported	$68.0	$56.0	$30.8
Non-GAAP adjustments
Restructuring expense	12.3	—	14.5
Management succession costs	—	—	6.4
Strategy and pricing consulting	—	—	2.4
Impact on tax provision from Non-GAAP adjustments(1)	(3.9)	—	(7.5)

Adjusted income from continuing operations	$76.4	$56.0	$46.6

(In millions, except per share data)
Income from continuing operations as reported	$68.0	$56.0	$30.8

Total shares and dilutive securities	29.8	29.8	29.9

Diluted earnings per share from continuing operations	$2.28	$1.88	$1.03

Adjusted income from continuing operations	76.4	56.0	46.6

Total shares and dilutive securities	29.8	29.8	29.9

Adjusted diluted earnings per share from continuing operations	$2.56	$1.88	$1.56

(1)	Impact on tax provision was calculated using the actual rate for the relevant jurisdiction for the years ended December 31, 2016, 2015 and 2014.

The above table contains adjusted income from continuing operations and adjusted diluted earnings per share from continuing operations, which are non-GAAP financial measures, and are intended to provide an indication of our underlying ongoing operating results and to enhance investors’ overall understanding of our financial performance by eliminating the effects of certain items that are not comparable from one period to the next. In addition, this information is used as a basis for evaluating our performance and for the planning and forecasting of future periods.

The table below provides a reconciliation of net income to EBITDA to Adjusted EBITDA:

	Year Ended December 31,
(In millions)	2016	2015
Net income	$67.6	$55.9
Loss from discontinued operations, net of taxes	(0.4)	(0.1)

Income from continuing operations as reported	68.0	56
Provision for income taxes	26.0	26.2
Net interest expense	9.4	6.8
Depreciation and amortization	38.5	29.6

EBITDA	141.9	118.6
Restructuring expense	12.3	—

Adjusted EBITDA	$154.2	$118.6

The above table provides net income as adjusted by income taxes, net interest expense and depreciation and amortization expense recorded during the period to arrive at EBITDA. Further, we add back to EBITDA significant expenses that are not indicative of our ongoing operations to calculate an Adjusted EBITDA for the periods reported. Given our focus on growth through strategic acquisitions, management considers Adjusted EBITDA to be an important non-GAAP financial measure. This measure allows us to monitor business performance while excluding the impact of amortization of intangible assets, and the depreciation of fixed assets. We use Adjusted EBITDA internally to make operating decisions and believe this information is helpful to investors because it allows more meaningful period-to-period comparisons of our ongoing operating results.

We evaluate our results of operations on both an as reported and a constant currency basis. The constant currency presentation is a non-GAAP financial measure, which excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations, consistent with how we evaluate our performance. We calculate constant currency percentages by converting our financial results in local currency for a period using the average exchange rate for the prior period to which we are comparing. This calculation may differ from similarly-titled measures used by other companies.

The non-GAAP financial measures disclosed in this prospectus supplement are not intended to nor should they be considered in isolation or as a substitute for financial measures prepared in accordance with U.S. GAAP.

Consolidated Results of Operations

	Year Ended December 31,			Favorable / (Unfavorable)
(in millions)	2016	2015	2014	2016 vs. 2015	2015 vs. 2014
Revenue	$1,350.5	$1,107.3	$984.2	$243.2	$123.1
Cost of sales	969.8	790.4	719.5	(179.4)	(70.9)

Gross profit	380.7	316.9	264.7	63.8	52.2
Selling, general and administrative expense	236.7	207.0	183.3	(29.7)	(23.7)
Research and development expense	23.6	18.2	14.6	(5.4)	(3.6)
Restructuring expense	12.3	—	14.5	(12.3)	14.5
Other (income) expense, net	4.7	2.7	1.6	(2.0)	(1.1)

Operating income	103.4	89.0	50.7	14.4	38.3
Interest income	1.6	1.1	1.6	0.5	(0.5)
Interest expense	(11.0)	(7.9)	(7.6)	(3.1)	(0.3)

Income from continuing operations before income taxes	94.0	82.2	44.7	11.8	37.5
Provision for income taxes	26.0	26.2	13.9	0.2	(12.3)

Income from continuing operations	68.0	56.0	30.8	12.0	25.2
Loss from discontinued operations, net of income taxes	(0.4)	(0.1)	—	(0.3)	(0.1)

Net income	$67.6	$55.9	$30.8	$11.7	$25.1

2016 Compared With 2015

Total revenue increased $243.2 million, or $250.4 million in constant currency, in 2016 compared to 2015. The increase was largely driven by revenue from acquisitions of $143.3 million. Organic growth of $107.1 million was also substantial with both FoodTech and AeroTech contributing organic growth rates of 10%, a reflection of higher demand for equipment and services across our businesses, success in accessing new sales opportunities with the integration of acquired businesses, and strategic value selling. Operating income increased $14.4 million, or $16.5 million in constant currency, in 2016 compared to 2015. Factors impacting operating income include:

•	Gross profit increased $63.8 million, or $67.3 million in constant currency, but declined as a percentage of revenue from 28.6% to 28.2%. The decrease in profit margins reflect lower gross profit margins contributed from businesses acquired in 2015 and 2016 which was somewhat offset by higher margins from strategic value selling.

•	Selling, general and administrative (SG&A) expenses increased by $29.7 million, or $33.0 million in constant currency, but declined as a percentage of revenue from 18.7% to 17.5%. The increase was primarily a result of higher corporate expenses of $8.0 million including costs incurred in preparation for the implementation of a new global ERP system, and investments in Next Level initiatives including global sourcing initiatives and continuous improvement projects. In addition, we incurred $8.6 million in incremental SG&A from businesses acquired during 2015 and 2016.

•	Research and development expense increased by $5.4 million from new product development primarily in FoodTech Liquid Foods, aligned with investments in newly acquired businesses.

•	Restructuring expense increased $12.3 million. We initiated an optimization program in early 2016 designed to realign certain FoodTech businesses.

•	Other (income) expense, net, increased by $2.0 million, primarily due to higher acquisition costs incurred on acquisitions pursued or completed in 2016.

Net interest expense increased by $2.6 million as a result of higher average debt balances driven by acquisitions.

Income tax expense for 2016 reflects an income tax rate of 27.6% compared to 31.9% in 2015. The decrease was driven by an increase in the R&D tax credit in 2016 compared to 2015. In addition, in 2016 we recorded $1.5 million of favorable discrete adjustments to the income tax provision, primarily reflecting a lower tax liability for fiscal year 2015.

2015 Compared With 2014

Total revenue increased $123.1 million, or $197.9 million in constant currency, in 2015 compared to 2014. The increase was mainly driven by organic growth of $105.8 million primarily in the U.S. market and to a lesser extent, the European, Latin American and Asian markets. Acquired companies contributed $87.6 million in incremental revenue. Operating income increased $38.3 million or $48.2 million in constant currency in 2015 compared to 2014 as a result of improved profitability and investments in our Next Level strategic initiatives. Factors impacting operating income include:

•	Gross profit increased $52.2 million, or $79.3 million in constant currency. This increase is a result of higher volumes combined with higher gross profit margins driven by $22.6 million in constant currency from acquisitions compared to 2014, and the benefits of improved productivity, operating efficiencies and strategic value selling.

•	Selling, general and administrative (SG&A) expenses increased by $23.7 million, or $39.8 million in constant currency. The increase was primarily a result of the addition of newly acquired businesses, as well as investments to support Next Level initiatives and higher volume activity.

•	Research and development expense increased by $3.6 million primarily to support Next Level initiatives.

•	Restructuring expense decreased $14.5 million. In the prior year, we recorded restructuring expense of $14.5 million in connection with our plan to optimize the overall JBT cost structure on a global basis.

•	Other (income) expense, net, increased by $1.1 million, primarily due to higher acquisition costs incurred on the acquisitions completed in 2015.

Net interest expense increased by $0.8 million as a result of higher average debt balances driven by acquisitions, partially offset by the reduction in interest rate as a result of replacing senior unsecured notes with lower interest rate borrowings under the revolving credit facility.

Income tax expense for 2015 reflects an income tax rate of 31.9% compared to 31.1% in 2014. The increase in the effective tax rate was a result of a shift in the mix of earnings towards the U.S. and to higher-tax jurisdictions in our foreign operations.

Restructuring

In the first quarter of 2014, we implemented a plan to optimize the overall JBT cost structure on a global basis. The initiatives under this plan included streamlining operations, consolidating certain facilities and enhancing our general and administrative infrastructure. We released $1.1 million of the liability during the year ended December 31, 2016 which we no longer expect to pay in connection with this plan due to actual severance payments differing from the original estimates and natural attrition of employees. Related to this plan, we recorded $0.3 million in restructuring expense, net of the release, during the year ended December 31, 2016. We do not expect to incur additional restructuring costs under this plan in 2017, and substantially all of the payments required under this plan were paid as of December 31, 2016.

From the inception of the 2014 plan in early 2014 through December 31, 2016 we have realized cumulative cost benefits of $12 million predominantly related to employee costs in the FoodTech segment. Of these savings, $8 million was reflected in Selling, General and Administrative expense and $4 million was reflected in Cost of Sales included in our consolidated statements of income. The amount and timing of these cost savings were generally consistent with our expectations. A portion of the $12 million in savings was used to fund our JBT Next Level growth initiatives. The release of the liability associated with the 2014 plan in 2016 did not have an impact on our realized cost savings because the number of employees who remained after terminations under the plan and natural attrition remained the same as our original estimates.

In the first quarter of 2016, we implemented our optimization program to realign FoodTech’s Protein business in North America and its Liquid Foods business in Europe, accelerate JBT’s strategic sourcing initiatives, and consolidate smaller facilities. The total estimated cost in connection with this plan is in the range of $10 million to $12 million. We released $0.7 million of the liability during the year ended December 31, 2016 which we no longer expect to pay in connection with this plan due to actual severance payments differing from the original estimates and natural attrition of employees. We recorded $10.6 million in restructuring expense, net of the release, during the year ended December 31, 2016. Remaining payments required under this plan are expected to be made during 2017 and early 2018.

To date, we have realized cumulative cost benefits of $4 million predominantly related to employee costs in the FoodTech segment during the second half of 2016 related to the 2016 optimization plan. Of these savings, approximately $3 million are reflected in Selling, General and Administrative expense and $1 million is reflected in Cost of Sales included in our consolidated statements of income. We expect to realize an additional $3 million in cost savings predominantly related to employee costs in 2017. Of these savings, we expect approximately $2 million to be reflected in Selling, General and Administrative expense, and $1 million to be reflected in Cost of Sales. We expect to realize an additional $1 million in cost savings predominantly related to employee costs in 2018, split evenly between Selling, General and Administrative expense, and Cost of Sales. We expect to invest a portion of these estimated savings in our JBT Elevate growth initiatives.

As a result of our acquisition of Tipper Tie in the fourth quarter 2016, we have recorded an additional restructuring reserve of $4.0 million, $2.6 million of which is related to an acquired restructuring plan that we have committed to completing. The remaining $1.4 million was a restructuring charge we incurred post acquisition as we implemented a plan to consolidate certain facilities and optimize our general and administrative infrastructure. The total estimated cost in connection with this plan is in the range of $1 million to $2 million. We expect to realize a total of approximately $1 million in cost savings predominantly related to employee costs throughout 2017 and 2018, split evenly between the two years and also between Selling, General and Administrative expense, and Cost of Sales.

Operating Results of Business Segments

	Year Ended December 31,			Favorable / (Unfavorable)
(in millions)	2016	2015	2014	2016 vs. 2015	2015 vs. 2014
Revenue
JBT FoodTech	$928.0	$725.1	$634.7	$202.9	$90.4
JBT AeroTech	422.5	383.1	350.2	39.4	32.9
Other revenue and intercompany eliminations	—	(0.9)	(0.7)	0.9	(0.2)

Total revenue	$1,350.5	$1,107.3	$984.2	$243.2	$123.1

Income before income taxes
Segment operating profit:
JBT FoodTech	113.2	85.4	72.7	27.8	12.7
JBT AeroTech	45.1	38.2	30.0	6.9	8.2

Total segment operating profit	158.3	123.6	102.7	34.7	20.9
Corporate items:
Corporate expense	(42.6)	(34.6)	(37.5)	(8.0)	2.9
Restructuring expense	(12.3)	—	(14.5)	(12.3)	14.5
Net interest expense	(9.4)	(6.8)	(6.0)	(2.6)	(0.8)

Total corporate items	(64.3)	(41.4)	(58.0)	(22.9)	16.6

Income from continuing operations before income taxes	94.0	82.2	44.7	11.8	37.5
Provision for income taxes	26.0	26.2	13.9	0.2	(12.3)

Income from continuing operations	68.0	56.0	30.8	12.0	25.2
Loss from discontinued operations, net of income taxes	(0.4)	(0.1)	—	(0.3)	(0.1)

Net income	$67.6	$55.9	$30.8	$11.7	$25.1

Segment operating profit is defined as total segment revenue less segment operating expenses. The following items have been excluded in computing segment operating profit: corporate staff expense, stock-based compensation, LIFO provisions, restructuring costs, certain employee benefit expenses, interest income and expense and income taxes.

JBT FoodTech

2016 Compared With 2015

JBT FoodTech’s revenue increased by $202.9 million, or $210.4 million in constant currency, in 2016 compared to 2015. Acquisitions contributed $143.3 million in revenue, and the remaining FoodTech business contributed $67.1 million in revenue growth, which was partially offset by $7.5 million of foreign currency translation. The key driver of organic revenue performance was higher Protein equipment and aftermarket sales and higher Liquid Foods equipment sales across all regions.

JBT FoodTech’s operating profit increased by $27.8 million, or $29.2 million in constant currency, in 2016 compared to 2015. The increase was driven by higher volume, acquisitions and increased volume and profitability at Protein and Liquid Foods. Strategic value selling, sourcing savings, and other cost reduction initiatives helped drive operating profit improvement, partially offset by increased selling, general and administrative costs of $20.0 million from acquisitions and Next Level initiatives. Operating profit margin increased from 11.8% to 12.2%.

2015 Compared With 2014

JBT FoodTech’s revenue increased by $90.4 million, or $160.4 million in constant currency, in 2015 compared to 2014. The increase was mainly driven by revenue from new acquisitions of $87.6 million, and organic growth of $72.8 million from higher sales of Protein products and services in Europe, North America and South America, higher Liquid Foods sales in North America, Europe and South America, with both segments seeing a continued increase in aftermarket sales.

JBT FoodTech operating profit increased by $12.7 million, or $23.2 million in constant currency, in 2015 compared to 2014. Higher volume, strategic value selling, sourcing savings, restructuring savings and other cost reduction initiatives improved operating profit by $63.0 million. Improved profitability was partially offset by higher selling, general and administrative costs of $37.2 million, primarily a result of acquisitions, legal expenses and accruals pertaining to product-related litigation matters, and other Next Level initiatives. Operating profit margin increased from 11.5% in 2014 to 11.8% in 2015.

JBT AeroTech

2016 Compared With 2015

JBT AeroTech’s revenue increased $39.4 million, or $41.0 million in constant currency, in 2016 compared to 2015. Revenues from our fixed equipment business increased $15.3 million mainly due to higher deliveries of passenger boarding bridges and related equipment to domestic airports. Revenues from our mobile equipment business increased $11.6 million primarily due to higher deliveries of ground support equipment to domestic and foreign military customers and domestic ground handlers. Revenues from our airport services business improved by $14.1 million as a result of higher revenues from new and existing maintenance contracts.

JBT AeroTech’s operating profit increased $6.9 million, or $7.2 million in constant currency, in 2016 compared to 2015. Higher sales volume accounted for $8.6 million of improved profit. Lower gross profit margins resulted in a decline of $1.2 million driven largely by the absence of higher than average margins on parts and services to military customers in the prior period and a lower mix of higher margin products partly offset by improved value selling. Selling, administrative and research and development costs were flat from the prior period.

2015 Compared With 2014

JBT AeroTech’s revenue increased by $32.9 million, or $37.8 million in constant currency, in 2015 compared to 2014. Revenues from our fixed equipment business increased $23.2 million primarily due to an increase in revenue from passenger boarding bridges and related equipment as a result of higher investment into global airport infrastructure. Revenues from our airport service business unit improved by $8.8 million mainly due to higher revenue from new and existing maintenance contracts. Revenues from our mobile equipment business increased $5.8 million as a result of higher shipments of cargo loaders and deicers partly offset by lower shipments of equipment and services to military customers and defense contractors.

JBT AeroTech’s operating profit increased by $8.2 million, or $8.7 million in constant currency, in 2015 compared to 2014. Higher sales volume accounted for $7.1 million of the improvement and an increase in gross profit margins provided another $8.3 million of operating profit. The increase in gross profit margins was primarily driven by value selling improvements, gains in productivity and leveraging of fixed costs. Partly offsetting the gross profit improvement was an increase in selling, administrative and research and development costs of $6.7 million driven primarily by investments to support future growth.

Corporate Items

2016 Compared With 2015

Corporate items increased by $22.9 million compared to 2015 driven by $12.3 million in restructuring expense incurred in 2016, $2.6 million in higher net interest expense resulting from increased borrowings, and $8.0 million in higher corporate expenses. Significant increases in corporate costs include $3.1 million in higher incentive compensation charges and $3.2 million in investments in initiatives including sourcing and continuous improvement initiatives as well as preparation for the implementation of a new global ERP system.

2015 Compared With 2014

Corporate items decreased by $16.6 million compared to 2014 driven by the restructuring charge taken in 2014 and completion of our management succession plan and strategy consulting during 2014, partially offset by higher LIFO expense and higher overall spending on our Next Level initiatives.

Inbound Orders and Order Backlog

Inbound orders represent the estimated sales value of confirmed customer orders received during the years ended December 31, 2016 and 2015.

(In millions)	2016	2015
JBT FoodTech	$915.6	$795.8
JBT AeroTech	442.0	430.5
Other and intercompany eliminations	—	(0.9)

Total inbound orders	$1,357.6	$1,225.4

Order backlog is calculated as the estimated sales value of unfilled, confirmed customer orders as of December 31, 2016 and 2015.

(In millions)	2016	2015
JBT FoodTech	$325.5	$308.1
JBT AeroTech	231.5	212.6

Total order backlog	$557.0	$520.7

Order backlog in our JBT FoodTech segment at December 31, 2016 increased by $17.4 million compared to December 31, 2015. Excluding the effect of foreign exchange, FoodTech backlog increased by $23.1 million. The increase was due to higher orders in Protein related to the acquisition of C.A.T. and Tipper Tie, as well as higher Protein bookings in North America, Asia and European markets. Automated Systems also saw improvement in order activity in North America. Liquid Foods backlog decreased on lower order activity at Preservation and Sterilization projects across all regions. We expect to convert almost all of JBT FoodTech backlog at December 31, 2016 into revenue during 2017.

Order backlog in our JBT AeroTech segment at December 31, 2016 increased by $18.9 million compared to December 31, 2015. The increase was due to higher orders for fixed equipment partially offset by lower orders for mobile equipment. We expect to convert approximately 70% of the JBT AeroTech backlog at December 31, 2016 into revenue during 2017.

Seasonality

We experience seasonality in our operating results. Historically, our revenues and operating income have been lower in the first quarter and highest in the fourth quarter as a result of our customers’ purchasing trends.

Liquidity and Capital Resources

Our primary sources of liquidity are cash provided by operating activities of our U.S. and foreign operations and borrowings from our credit facility. Our liquidity as of December 31, 2016, or cash plus borrowing capacity under our credit facilities, after giving effect to the temporary increase in the permitted leverage ratio described under “Financing Arrangements,” was $233.1 million. The cash flows generated by our operations and the credit facility are expected to be sufficient to satisfy our working capital needs, research and development activities, restructuring costs, capital expenditures, pension contributions, anticipated share repurchases, acquisitions and other financing requirements.

As of December 31, 2016, we had $33.2 million of cash and cash equivalents, $27.3 million of which was held by our foreign subsidiaries. Although these funds are considered permanently invested in our foreign subsidiaries, we are not presently aware of any restriction on the repatriation of these funds. We maintain significant operations outside of the U.S., and many of our uses of cash for working capital, capital expenditures and business acquisitions arise in these foreign geographies. If these funds were needed to fund our operations or satisfy obligations in the U.S., they could be repatriated and their repatriation into the U.S. could cause us to incur additional U.S. income taxes and foreign withholding taxes. Any additional taxes could be offset, in part or in whole, by foreign tax credits. The amount of such taxes and application of tax credits would be dependent on the income tax laws and other circumstances at the time any of these amounts were repatriated.

As noted above, funds held outside of the U.S. are considered permanently invested in our non-U.S. subsidiaries. At times, these foreign subsidiaries have cash balances that exceed their immediate working capital or other cash needs. In these circumstances, the foreign subsidiaries may loan funds to the U.S. parent company on a temporary basis; the U.S. parent company has in the past and may in the future use the proceeds of these temporary intercompany loans to reduce outstanding borrowings under our committed credit facilities. By using available non-U.S. cash to repay our debt on a short-term basis, we can optimize our leverage ratio, which has the effect of lowering our interest costs.

Under Internal Revenue Service (IRS) guidance, no incremental tax liability is incurred on the proceeds of these loans as long as each individual loan has a term of 30 days or less and all such loans from each subsidiary are outstanding for a total of less than 60 days during the year. The amount outstanding subject to this IRS guidance at December 31, 2016 was $12.8 million. During 2016, each such loan was outstanding for less than 30 days, and all such loans were outstanding for less than 60 days in the aggregate. We used the proceeds of these intercompany loans to reduce outstanding borrowings under our revolving credit facility. We may choose to access such funds again in the future to the extent they are available and can be transferred without significant cost, and use them on a temporary basis to repay outstanding borrowings or for other corporate purposes, but intend to do so only as allowed under this IRS guidance.

On December 2, 2015, the Board authorized a share repurchase program for up to $30 million of our common stock beginning January 1, 2016 and continuing through December 31, 2018. Shares may be purchased from time to time in open market transactions, subject to market conditions. Repurchased shares become treasury shares, which are accounted for using the cost method and are used for future equity compensation awards. The timing, price and volume of future repurchases will be based on market conditions, relevant securities laws and other factors.

Contractual Obligations and Off-Balance Sheet Arrangements

The following is a summary of our contractual obligations at December 31, 2016:

	Payments due by period
(In millions)	Total payments	Less than 1 year	1-3 years	3-5 years	After 5 years
Long-term debt (a)	$499.2	$7.1	$—	$492.1	$—
Interest payments on long-term debt (b)	44.3	10.4	31.3	2.6	—
Operating leases	22.3	6.3	7.4	4.9	3.7
Amounts due sellers from acquisitions (c)	13.0	7.0	6.0	—	—
Unconditional purchase obligations (d)	50.6	49.2	1.4	—	—
Pension and other post-retirement benefits (e)	14.0	14.0	—	—	—

Total contractual obligations	$643.4	$94.0	$46.1	$499.6	$3.7

(a)	Our available long-term debt is dependent upon our compliance with covenants described under the heading “Financing Arrangements” below. Any violations of covenants or other events of default, which are not waived or cured, could have a material impact on our ability to maintain our committed financial arrangements and could accelerate our obligation to repay the amount due. We are in compliance with all debt covenants as of December 31, 2016.
(b)	Interest payments were determined using the weighted average rates for all debt outstanding as of December 31, 2016.
(c)	We have obligations to make $1.0 million of contingent purchase price payments to the sellers of Novus X-Ray, LLC and Formcook AB that were deferred in conjunction with the acquisitions, subject to certain conditions specified in the definitive transaction documents. We also have an obligation to make $12.0 million of holdback payments to the sellers of C.A.T. that was acquired in the fourth quarter 2016, subject to certain conditions specified in the definitive transaction documents.
(d)	In the normal course of business, we enter into agreements with our suppliers to purchase raw materials or services. These agreements include a requirement that our supplier provide products or services to our specifications and require us to make a firm purchase commitment to our supplier. As substantially all of these commitments are associated with purchases made to fulfill our customers’ orders, the costs associated with these agreements will ultimately be reflected in cost of sales on our consolidated statements of income.
(e)	This amount reflects planned contributions in 2017 to our pension plans. Required contributions for future years depend on factors that cannot be determined at this time.

The following is a summary of other off-balance sheet arrangements at December 31, 2016:

	Amount of commitment expiration per period
(In millions)	Total amount	Less than 1 year	1-3 years	3-5 years	After 5 years
Letters of credit and bank guarantees	$25.5	$21.5	$3.8	$—	$0.2
Surety bonds	167.5	89.9	46.6	31.0	—

Total other off-balance sheet arrangements	$193.0	$111.4	$50.4	$31.0	$0.2

To provide required security regarding our performance on certain contracts, we provide letters of credit, surety bonds and bank guarantees, for which we are contingently liable. In order to obtain these financial instruments, we pay fees to various financial institutions in amounts competitively determined in the marketplace. Our ability to generate revenue from certain contracts is dependent upon our ability to obtain these off-balance sheet financial instruments.

Our off-balance sheet financial instruments may be renewed, revised or released based on changes in the underlying commitment. Historically, our commercial commitments have not been drawn upon to a material extent; consequently, management believes it is not likely that there will be claims against these commitments that would result in a negative impact on our key financial ratios or our ability to obtain financing.

Cash Flows

Cash flows for each of the years in the three-year period ended on December 31, 2016 were as follows:

(In millions)	2016	2015	2014
Cash provided by continuing operating activities	$67.9	$112.2	$78.0
Cash required by continuing investing activities	(266.8)	(185.1)	(126.6)
Cash provided by financing activities	194.9	83.9	61.9
Cash required by discontinued operations	(0.5)	(0.3)	(0.3)
Effect of foreign exchange rate changes on cash and cash equivalents	0.5	(6.8)	(9.1)

Increase (decrease) in cash and cash equivalents	$(4.0)	$3.9	$3.9

2016 Compared with 2015

Cash flows provided by continuing operating activities in 2016 were $67.9 million, representing a $44.3 million decrease compared to 2015. The change in the operating cash flows is driven primarily by a decrease in advance payments and progress billings, an increase in inventory, as well as an increase in trade receivables due to timing of customer payments. These decreases in operating cash flow were partially offset by higher income in 2016 compared to 2015.

Cash required by investing activities during 2016 was $266.8 million, representing a $81.7 million increase compared to 2015. The change was due primarily to larger investments in acquired companies, where we invested $232.0 million on acquisitions completed during 2016 compared to acquisition costs in 2015 of $150.9 million.

Cash flows provided by financing activities in 2016 were $194.9 million, representing a $111.0 million increase compared to 2015. The change in financing cash flows was primarily driven by borrowings against our revolving credit facility to provide the funding required for the acquisitions completed during 2016.

2015 Compared with 2014

Cash flows provided by continuing operating activities in 2015 were $112.2 million, representing a $34.2 million increase compared to 2014. The change in the operating cash flows is attributable to higher income combined with more than $10 million in improved working capital cash flows due to higher advanced payments and accounts payables, and lower inventory.

Cash required by investing activities during 2015 was $185.1 million, representing a $58.5 million increase compared to 2015. The change was due primarily to increased acquisition costs, where we invested $150.9 million on acquisitions completed during 2015 compared to acquisition costs in 2014 of $91.3 million.

Cash flows provided by financing activities in 2015 were $83.9 million compared to cash flows provided by financing activities of $61.9 million in 2015. The change in financing cash flows was primarily driven by borrowings under our credit facilities to provide the funding required for the acquisitions completed during 2015.

Financing Arrangements

We have a $600.0 million revolving credit facility, with Wells Fargo Bank, N.A. as administrative agent, that matures in February 2020. This revolving credit facility permits borrowings in the U.S. and in the Netherlands. Borrowings bear interest, at our option, at one month U.S. LIBOR subject to a floor rate of zero or an alternative base rate, which is the greater of Wells Fargo’s Prime Rate, the Federal Funds Rate plus 50 basis points, and LIBOR plus 1%, plus, in each case, a margin dependent on our leverage ratio. We must also pay an annual commitment fee of 15.0 to 30.0 basis points dependent on our leverage ratio. The Credit Agreement evidencing the facility contains customary representations, warranties, and covenants, including a maximum interest coverage ratio and maximum leverage ratio, as well as certain events of default. As of December 31, 2016 we had $342.1 million drawn on the revolving credit facility at a weighted-average interest rate of 2.11%.

On October 20, 2016, we modified the Credit Agreement to obtain an incremental term loan in the aggregate principal amount of $150.0 million, utilizing a portion of the expansion feature in the Credit Agreement. The term loan bears interest on the same fully funded terms as the revolving credit facility and matures in February 2020. As of December 31, 2016 the weighted-average interest rate on the term loan was 2.14%.

We are required to make mandatory prepayments, subject to certain exceptions, of the term loan with the net cash proceeds of (i) any issuance or other incurrence of indebtedness not otherwise permitted under the Credit Agreement and (ii) certain sales or other dispositions of assets subject to certain exceptions and thresholds. We are required to repay the term loan in quarterly principal installments of $1.9 million beginning on March 31, 2018, with a balloon payment at maturity to pay the remaining outstanding balance.

The Credit Agreement includes covenants that, if not met, could lead to a renegotiation of our credit lines, a requirement to repay our borrowings and/or a significant increase in our cost of financing. As of December 31, 2016, we were in compliance with all covenants in the Credit Agreement. We expect to remain in compliance with all covenants in the foreseeable future. However, there can be no assurance that continued or increased volatility in global economic conditions will not impair our ability to meet our covenants, or that we will continue to be able to access the capital and credit markets on terms acceptable to us or at all. In February 2017, we exercised our option to temporarily increase the maximum allowable leverage ratio under the Credit Agreement from 3.5x to 4.0x. The leverage ratio increase option is available for the first quarter end after we complete a permitted acquisition with a purchase price in excess of $100 million. Our exercise of the leverage ratio increase option has the effect of temporarily increasing the amount we are able to borrow under the revolving credit facility. This temporary increase will be in effect through and including the quarter ending September 30, 2017.

We have entered into interest rate swaps to fix the interest rate applicable to certain of our variable-rate debt, including a new forward starting interest rate swap entered into on January 15, 2016 covering the period beginning January 19, 2017 to January 19, 2021. The agreements swap one-month LIBOR for fixed rates. We have designated these swaps as cash flow hedges and all changes in fair value of the swaps are recognized in Accumulated other comprehensive income (loss).

During 2014, the Brazilian subsidiary entered into a Brazilian real denominated loan with an outstanding balance of BRL 4.8 million ($1.5 million) as of December 31, 2016, that bears an annual interest rate of 8.0%. The first payment on this loan was made on November 15, 2015, with equal monthly payments required for 24 months thereafter.

As part of our strategy to grow in Asia, we are expanding our operations in China and India. Due to greater restrictions on foreign currency exchange in these regions, we have established credit facilities to fund some of the local working capital requirements in these markets. Four of our wholly owned subsidiaries have short term credit facilities that allow us to borrow up to $12 million in China, which mature on June 30, 2017.

We had $4.4 million in borrowings under the credit facilities in China as of December 31, 2016. Our wholly-owned subsidiary in India has a short term credit facility that allows us to borrow up to $2.3 million. As of December 31, 2016, we had no outstanding amount borrowed under this credit facility.

Critical Accounting Estimates

We prepare our consolidated financial statements in conformity with U.S. generally accepted accounting principles. As such, we are required to make certain estimates, judgments and assumptions about matters that are inherently uncertain. On an ongoing basis, our management re-evaluates these estimates, judgments and assumptions for reasonableness because of the critical impact that these factors have on the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the periods presented. Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors and the Audit Committee has reviewed this disclosure. We believe that the following are the critical accounting estimates used in preparing our financial statements.

Inventory Valuation

Inventory is recorded at the lower of cost or net realizable value. In order to determine net realizable value, we evaluate each component of inventory on a regular basis to determine whether it is excess or obsolete. We record the estimated decline in the carrying value of excess or obsolete inventory as a reduction of inventory and as an expense included in cost of sales in the period in which it is identified. Our estimate of excess and obsolete inventory is a critical accounting estimate because it is highly susceptible to change from period to period. In addition, it requires management to make judgments about the future demand for inventory.

In order to quantify excess or obsolete inventory, we begin by preparing a candidate listing of the components of inventory that have not demonstrated usage within the most recent three-year period. This list is then reviewed by management personnel to determine whether this list of potential excess or obsolete inventory items have orders or expected demand in the near term. The remaining items on the candidate listing are written down to their estimated net realizable value. Inherent in the estimates of net realizable value are estimates related to our future manufacturing schedules, customer demand, possible alternative uses, and ultimate realization of potentially excess inventory.

Goodwill

Goodwill represents the excess of the cost of an acquired business over the amounts assigned to the identifiable net assets. Goodwill is not amortized but is tested for impairment at a reporting unit level on an annual basis, or whenever an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We are required to make certain subjective and complex judgments in assessing whether an event that could indicate an impairment of goodwill has occurred, and must make assumptions and estimates to determine the fair value of our reporting units. We may first assess qualitative factors to make this determination. If we conclude that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount based on our qualitative assessment, then a quantitative test is not necessary.

We may also choose to bypass the qualitative assessment and perform the quantitative test. In performing the quantitative test, we determine the fair value of a reporting unit using the “income approach” valuation method. We use a discounted cash flow model in which cash flows anticipated over several periods, plus a terminal value at the end of that time horizon, are discounted to their present value using an appropriate cost of capital rate. Judgment is required in developing the assumptions for the discounted cash flow model. These assumptions include revenue growth rates, profit margin percentages, discount rates, perpetuity growth rates, future capital expenditures, and working capital requirements, among others. If the estimated fair value of a reporting unit exceeds its carrying value, we consider that goodwill is not impaired. If the carrying value exceeds estimated fair value, there is an indication of potential impairment, and we calculate an implied fair value of goodwill. The implied fair value is calculated as the difference between the fair value of the reporting unit and the fair value of the individual assets and liabilities of the reporting unit, excluding goodwill. An impairment charge is recorded for any excess of the carrying value over the implied fair value.

We completed our annual goodwill impairment test as of October 31, 2016 using a quantitative assessment approach. As a result of this assessment we noted that the fair value of each reporting unit substantially exceeds its carrying value and therefore none of our goodwill was impaired.

Self-Insurance Reserves

We purchase third-party insurance for employee healthcare, workers’ compensation, automobile, product and general liability claims that exceed a certain level. We are responsible for the payment of claims below the limits of the applicable insurance coverage. The obligations associated with the incurred losses are determined using actuarial estimates. These estimates are based on historical information along with certain assumptions about future events. Changes in assumptions for medical costs, industry data, legal actions, as well as changes in actual claim experience, could cause these estimates to change which could potentially be material to our results of operations and financial condition.

Income Taxes

In determining our current income tax provision, we assess temporary differences resulting from differing treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recorded in our consolidated balance sheets. When we maintain deferred tax assets, we must assess the likelihood that these assets will be recovered through adjustments to future taxable income. To the extent we believe, based on available evidence, it is more likely than not that all or some portion of the asset will not be realized, we establish a valuation allowance. We record an allowance reducing the asset to a value we believe is more likely than not of being realized based on our expectation of future taxable income. We believe the accounting estimate related to the valuation allowance is a critical accounting estimate because it is highly susceptible to change from period to period as it requires management to make assumptions about our future income over the lives of the deferred tax assets, and the impact of increasing or decreasing the valuation allowance is potentially material to our results of operations.

Forecasting future income requires us to use a significant amount of judgment. In estimating future income, we use our internal operating budgets and long-range planning projections. We develop our budgets and long-range projections based on recent results, trends, economic and industry forecasts influencing our segments’ performance, our backlog, planned timing of new product launches, and customer sales commitments. Significant changes in the expected realization of the net deferred tax assets would require that we adjust the valuation allowance, resulting in a change to net income.

Defined Benefit Pension and Other Post-retirement Plans

The measurement of pension and other post-retirement plans’ costs require the use of assumptions for discount rates, investment returns, employee turnover rates, retirement rates, mortality rates and other factors. The actuarial assumptions used in our pension and post-retirement benefit reporting are reviewed annually and compared with external benchmarks to ensure that they appropriately account for our future pension and post-retirement benefit obligations. While we believe that the assumptions used are appropriate, differences between assumed and actual experience may affect our operating results.

Our accrued pension and other post-retirement benefits liability reflects the funded status of our worldwide plans, or the projected benefit obligation net of plan assets. Our discount rate assumption is determined by developing a yield curve based on high quality corporate bonds with maturities matching the plan’s expected benefit payment streams. The plans’ expected cash flows are then discounted by the resulting year-by-year spot rates. The projected benefit obligation is sensitive to changes in our estimate of the discount rate. The discount rate used in calculating the projected benefit obligation for the U.S. pension plan, which represents 86% of all pension plan obligations, was 4.3% in 2016, 4.6% in 2015 and 4.3% in 2014. A decrease of 50 basis points in the discount rate used in our calculation would increase our projected benefit obligation by $18 million.

Our pension expense is sensitive to changes in our estimate of the expected rate of return on plan assets. The expected return on assets used in calculating the pension expense for the U.S. pension plan, which represents 96% of all pension plan assets, was 7.0% for 2016, 7.25% for 2015 and 8.0% for 2014. For 2017, the rate is expected to be 6.75%. A change of 50 basis points in the expected return on assets assumption would impact pension expense by $1.3 million (pre-tax).

See Note 8 to our audited consolidated financial statements in our 2016 Annual Report incorporated by reference in this prospectus supplement for additional discussion of our assumptions and the amounts reported in the Consolidated Financial Statements.

Recently Adopted Accounting Standards

In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30)—Simplifying Presentation of Debt Issuance Costs. The core principle of the ASU is that an entity should present debt issuance costs as a direct deduction from the face amount of that debt in the balance sheet similar to the manner in which a debt discount or premium is presented, and not reflected as a deferred charge or deferred credit. The ASU requires additional disclosure about the nature of and reason for the change in accounting principle, the transition method, a description of the prior-period information that has been retrospectively adjusted and the effect of the change on the financial statement line item (that is, the debt issuance cost asset and the debt liability). The new standard becomes effective for us as of January 1, 2016, and requires retrospective implementation in which the balance sheet of each individual period presented is to be adjusted to reflect the period-specific effects of applying the new guidance. Subsequent to the issuance of ASU 2015-03 the SEC staff made an announcement regarding the presentation of debt issuance costs associated with line-of-credit arrangements, which was codified by the FASB in ASU 2015-15. This guidance, which clarifies the exclusion of line-of-credit arrangements from the scope of ASU 2015-03, is effective upon adoption of ASU 2015-03. This guidance became effective for us as of January 1, 2016. On October 20, 2016 we modified the Credit Agreement to provide for an incremental term loan in the aggregate principal amount of $150.0 million, utilizing a portion of its expansion feature. We incurred $0.5 million in debt issuance costs associated with this term loan that are showed as a reduction to long-term debt on the balance sheet and accompanying notes. Prior to entering into this term loan this guidance had no effect on our consolidated financial statements and related disclosures.

In April 2015, the FASB issued ASU No. 2015-05, Internal-Use Software (Subtopic 350-40)—Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement. The ASU applies to cloud computing arrangements including software as a service, platform as a service, infrastructure as a service, and other similar hosting arrangements, and was issued to help entities evaluate the accounting for fees paid by a customer in a cloud computing arrangement. The ASU provides guidance about whether the arrangement includes a software license. The core principle of the ASU is that if a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The guidance did not change U.S. GAAP for a customer’s accounting for service contracts. This guidance became effective for us as of January 1, 2016 and there was no effect on our consolidated financial statements and related disclosures.

In September 2015, the FASB issued ASU No. 2015-16, Simplifying the Accounting for Measurement-Period Adjustments. The ASU eliminates the requirement for an acquirer to retrospectively adjust the financial statements for measurement-period adjustments that occur in periods after a business combination is consummated. The core principle of the ASU is that entities will be required to recognize the cumulative impact of a measurement period adjustment (including the impact on prior periods) in the reporting period in which the adjustment is identified. This guidance became effective for us as of January 1, 2016 and we determined the guidance did not have a material impact on our consolidated financial statements and related disclosures.

Recently Issued Accounting Standards Not Yet Adopted

Beginning in 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), plus a number of related statements designed to clarify and interpret Topic 606. The new standard will replace most existing revenue recognition guidance in U.S. GAAP. The core principle of the ASU requires companies to reevaluate when revenue is recorded based upon newly defined criteria, either at a point in time or over time as goods or services are delivered. The ASU requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and estimates, and changes in those estimates. The new standard becomes effective for us as of January 1, 2018, with the option to early adopt the standard for annual periods beginning on or after December 15, 2016, and allows for both retrospective and modified-retrospective methods of adoption. The Company does not plan to early adopt the standard. We have preliminarily concluded that we will apply the retrospective transition method to adopt Topic 606, applying the allowed practical expedients, and restating our consolidated financial statements for 2016 and 2017. We are complete with our gap assessment and have determined that we will qualify for over-time recognition for a large portion of our manufactured equipment as well as refurbishments. To the extent we begin recognizing revenue over time in the future, we believe this will result in an acceleration of revenue as compared to our current revenue recognition methodology of recognizing revenue at a point in time. We are continuing to quantify the impact of this change, and are in the process of executing our implementation plan.

In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330)—Simplifying the Measurement of Inventory. The core principle of the ASU is that entities that historically used the lower of cost or market in the subsequent measurement of inventory will instead be required to measure inventory at the lower of cost and net realizable value. The guidance will not change U.S. GAAP for inventory measured using LIFO or the retail inventory method. The ASU is effective for annual reporting periods, including interim periods within those annual periods, beginning after December 15, 2016. The company anticipates the adoption in the effective period and we are currently evaluating the effect, if any, that the ASU will have on our consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases. The new standard will replace most existing lease guidance in U.S. GAAP. The core principle of the ASU is that lessees are required to report a right to use asset and a lease payment obligation on the balance sheet but recognize expenses on their income statements in a manner similar to today’s accounting, and for lessors the guidance remains substantially similar to current U.S. GAAP. The ASU is effective for annual reporting periods, including interim periods within those annual periods, beginning after December 15, 2018. However, early adoption is permitted. Entities are required to use a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. We have not yet evaluated and cannot determine the impact this standard will have on our consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU No. 2016-09, Stock Compensation (Topic 718)—Improvements to Employee Share-Based Payment Accounting. The new guidance was developed as part of the FASB’s simplification initiative. The core principle of the ASU requires income tax effects of awards to be recognized in the income statement when the awards vest or are settled. It allows an employer to repurchase more of an employee’s shares than it can today for tax withholding purposes without triggering liability accounting, and allows an employer to make a policy election to account for forfeitures as they occur. The ASU is effective for annual reporting periods, including interim periods within those annual periods, beginning after December 15,

2016. However, early adoption is permitted. The Company anticipates the adoption in the effective period. While we are still evaluating the impact, there were 278,316 awards that vested in January of 2017. Utilizing the stock price as of January 3, 2017 we will have $5.8 million in incremental tax benefit reported in earnings during the first quarter 2017.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230). The new guidance is intended to reduce the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The core principle of the ASU requires the classification of eight specific cash flow issues identified under ASC 230 to be presented as either financing, investing or operating, or some combination thereof, depending upon the nature of the issue. The ASU is effective for annual reporting periods, including interim periods within those annual periods, beginning after December 15, 2017. However, early adoption is permitted. The Company anticipates the adoption in the effective period and we are currently evaluating the effect, if any, that the ASU will have on our consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805)—Clarifying the Definition of a Business. The core principle of the ASU is to clarify the definition of a business to require certain transactions to be accounted for as business combinations versus an acquisition of assets. The ASU is effective for annual reporting periods, including interim periods within those annual periods, beginning after December 15, 2017. However, early adoption is permitted for transactions that have occurred prior to the issuance of this update, but have not yet been disclosed in previous financial statements. The Company anticipates the adoption in the effective period and we are currently evaluating the effect, if any, that the ASU will have on our consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350)—Simplifying the Test for Goodwill Impairment. The new guidance will simplify the accounting for goodwill impairment. The core principle of the ASU is to remove the requirement to calculate an implied fair value to determine impairment (Step 2 of the goodwill impairment test) and allow instead for goodwill impairment to equal the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The ASU is effective for annual reporting periods, including interim periods within those annual periods, beginning after December 15, 2019. However, early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company anticipates the adoption in the effective period and we do not anticipate that the ASU will have a material effect on our consolidated financial statements and related disclosures.

BUSINESS

We are a leading global technology solutions provider to high-value segments of the food and beverage industry with focus on proteins, liquid foods and automated system solutions. JBT designs, produces and services sophisticated products and systems for multi-national and regional customers through its FoodTech segment. JBT also sells critical equipment and services to domestic and international air transportation customers through its AeroTech segment.

The product offerings of our FoodTech businesses include:

•	Protein. JBT FoodTech provides comprehensive solutions to our Protein customers that include chilling, mixing/grinding, injecting, marinating, tumbling, portioning, packaging, coating, frying, freezing and weighing for poultry, beef, pork and seafood, as well as ready-to-eat meals, fruits, vegetables, dairy, and bakery products. Strategic acquisitions completed in 2016 added to the product portfolio X-ray food inspection systems, complementary poultry-focused chilling solutions, and packaging systems.

•	Liquid Foods. Our Liquid Foods portfolio includes fruit and juice solutions that extract, concentrate and aseptically process citrus, tomato and other fruits, vegetables, and juices. It also includes in-container solutions for the filling, closing and preservation of fruits, vegetables, soups, sauces, dairy, and pet food products as well as ready-to-eat meals in a wide variety of modern packages. Strategic acquisitions completed in 2015 added to our product portfolio significant capabilities in the dairy and juice preservation and filling segments, as well as in customized skidded systems, mixing, batching and blending systems and tank and vessel manufacturing capabilities for a broad array of market segments.

•	Automated Systems. JBT FoodTech provides stand-alone and fully-integrated robotic automated guided vehicle systems for repetitive material movement requirements, for example in manufacturing and warehouse facilities.

JBT AeroTech markets its solutions and services to domestic and international airport authorities, passenger airlines, airfreight and ground handling companies, military forces and defense contractors. The product offerings of our AeroTech businesses include:

•	Mobile Equipment. JBT AeroTech’s portfolio of mobile air transportation equipment includes commercial and military cargo loading, aircraft deicing, aircraft towing, and aircraft ground power and cooling systems.

•	Fixed Equipment. JBT AeroTech provides gate equipment for passenger boarding.

•	Airport Services. JBT AeroTech includes the maintenance of airport equipment, systems, and facilities.

For financial information about our business segments see Note 16 to our audited consolidated financial statements in our 2016 Annual Report incorporated by reference in this prospectus supplement.

We were originally incorporated as Frigoscandia, Inc. in Delaware in May 1994. Our principal executive offices are located at 70 West Madison, Suite 4400, Chicago, Illinois 60602.

Business Segments

JBT FoodTech

JBT FoodTech supplies both customized industrial and turnkey solutions and services used in the food and beverage industry. We design, manufacture and service technologically sophisticated food processing systems for the preparation of meat, seafood and poultry products, ready-to-eat meals, shelf stable packaged foods, bakery products, juice and dairy products, and fruit and vegetable products.

We believe our success is derived from our continued innovation, applying our differentiated and proprietary technologies to meet our customers’ food processing needs. We continually strive to improve our existing solutions and develop new solutions by working closely with our customers to meet their evolving needs.

Our historically strong position in the markets we serve has provided us with a large installed base of systems and equipment. We deliver industrial capacity equipment which includes freezers, citrus juice extractors, preservation systems, coating systems and packaging systems. The installed base of our equipment provides a stream of recurring revenue from aftermarket products, parts, services, and lease arrangements. Recurring revenue accounted for 40% of our FoodTech total revenue in 2016. Our installed base also provides us with strong, long-term customer relationships from which we derive information for new product development to meet the evolving needs of our food processing customers. We also provide stand-alone and fully integrated automated guided vehicle systems for repetitive material handling requirements, for example in manufacturing and warehouse facilities.

We have operations strategically positioned around the world to serve our existing JBT FoodTech equipment base located in more than 100 countries. Our principal production facilities are located in the United States (Arkansas, California, Florida, New York, North Carolina, Ohio, and Wisconsin), Brazil, Belgium, Germany, Italy, Sweden, the Netherlands, the United Kingdom, South Africa and China. In addition to sales and services offices based in more than 25 countries, we also support our customers in their development of new food products and processes as well as the refinement and testing of their current applications through eleven technical centers located in the United States (California, Florida, and Ohio), Mexico, Brazil, Belgium, Italy, Spain, Sweden, the Netherlands and China. Our global presence allows us to provide direct customized support to customers virtually anywhere they process foods.

Solutions, Products and Services

We offer a broad portfolio of systems, equipment and services to our customers which are often sold as part of a fully integrated processing line solution. Our systems are typically customized to meet the specific customer application needs. Thus, actual production capacity ranges vary and are dependent on the food and product packaging type being processed.

Protein. Our fully integrated processing lines often span from the initial point of entry of raw products through further processing. Our Protein systems include Wolf-Tec Polar Dissolver brine preparation, IMAX injection, Polar Massager marination, Polar Flex Carve maceration, TMAX tenderization, TVI portion cutting systems, the DSI™ waterjet portioners, slicers and attribute scanner/sorters; the Stein™ coating and seasoning applicators, teflon coated Formcook Contact and Combi Cookers, THERMoFIN® fryers, GYRoCOMPACT® spiral ovens, JSO Jet Stream® ovens; Double D™ Revoband™ linear ovens and cooking systems; Novus X-ray systems; C.A.T. FATCAT chillers, ULTRACAT injectors, scales and weighing systems, GLACIERCAT freezers and Tipper Tie Clip packaging systems. Although our solutions are primarily used in the processing of meat and poultry (including nuggets, strips, and wings), we also provide systems that portion, coat or cook other food products ranging from breads and pizzas, seafood, and ready-to-eat meals to pet food. Through our acquisition of Tipper Tie, Inc. we also serve industrial, non-food customers, primarily for the adhesives, glues, silicone and industrial explosives industries.

With our first commercial food processing developed in the 1960s, we remain a leading supplier of freezing and chilling solutions to the food processing industry. We design, assemble, test, and install industry-leading technologies under the Frigoscandia® brand, which include the GYRoCOMPACT® self-stacking spiral, the FLoFREEZE® individual quick freezing (IQF) system, and the ADVANTEC™ linear/impingement freezing system, as well as flat product and contact freezers, chillers and proofers. We also offer a structure-supported Northfield SuperTRAK® spiral freezer for high volume, large packaged products. Our freezers are designed to meet the most stringent demands for quality, economy, food safety and user-friendliness. Our industrial freezers can be found in plants that are processing food products ranging from meat, seafood, and poultry to bakery products and ready-to-eat meals, fruits, vegetables, and dairy products.

In 2016, we acquired the Novus X-ray, Cooling and Applied Technologies (C.A.T.), and Tipper Tie businesses. Novus X-ray specializes in the manufacture of modular X-ray systems, allowing us to enter the growing market for automated food inspection equipment. The acquisition of Cooling and Applied Technologies added chillers and weighing systems to our portfolio of poultry processing capabilities as well as strengthened our offering of injectors and freezers.

Protein technology offerings accounted for 30% of our total revenue in 2016.

Liquid Foods. We offer comprehensive processing lines from primary juice extraction through end of line packaging. In the primary space, we supply industrial citrus processing equipment. Our citrus processing solutions include citrus extractors, finishers, pulp systems, evaporators, and citrus ingredient recovery systems as well as aseptic systems (including sterilizers, fillers, and controls) integrated with bulk aseptic storage systems for not-from-concentrate orange juice. Our READYGo™ family of skid-mounted products includes solutions for aseptic sterilization and bulk filling, as well as ingredients and by-products recovery and clean-up systems. In addition to our high capacity industrial extractors, we also offer point of use Fresh’n Squeeze® produce juicers. These juicers are used around the world in hotels, restaurants, coffee shops, grocery stores, convenience stores, quick service restaurants, and juice bars.

We are among the leading worldwide suppliers of fruit, vegetable, and juice processing equipment and aseptic sterilization and bulk filling systems. Our fruit, vegetable, and juice processing lines are comprised of extraction, finishing, heating and mixing equipment, enzyme inactivators, evaporators, flash coolers, sterilizers, and aseptic fillers. Our equipment is primarily sold as an integrated processing line, but can also satisfy a specific need within a line. Our tomato processing lines are installed with processors throughout the world’s key tomato growing regions and produce a range of finished tomato products including tomato paste, concentrates, peeled tomato products, diced tomatoes, salsa, pizza sauce, ketchup, and pureed and crushed tomatoes. Our aseptic processing lines are used in the bulk processing of a wide range of temperate and tropical fruits into juices, particulates, purees, and concentrates. These fruit products are used as ingredients for dairy products (yogurts, smoothies, flavored milk, and ice cream), bakery products, and fruit-based beverages.

We provide technology solutions and products to extend the life, improve the appearance and preserve the taste of fresh fruits and vegetables. Once protected, fresh fruits and vegetables can be individually labeled by our fast and efficient produce labeling systems. We also provide an integrated equipment and aftermarket service program, including the patented Bin Scrubber System, the Single Pass Dryer and Smart Dryer System, and additional ancillary produce processing technologies.

We are a global supplier of fully integrated industrial preservation systems that enable production of shelf stable foods in a wide variety of flexible and rigid packages. These integrated solutions for the processing of shelf-stable food and liquid products include a line of continuous hydrostatic sterilizers, our continuous rotary sterilizers, Steam Water Spray static and SuperAgi™ batch retorts, XL-series fillers, SeamTec™ and X-series closers, material handling systems and LOG-TEC® thermal process controls. We are a recognized U.S. Department of Agriculture (USDA) and Food and Drug Administration (FDA) Food Process Authority and offer the largest selection of preservation products in the industry. We offer consulting services to help design food production processes in accordance with USDA and FDA’s stringent requirements. We also provide automated batch retorts which can process an array of flexible and rigid packages such as plastic pouches, cartons, glass and cans. Our solutions also include specialized material handling systems to automate the handling and tracking of processed and unprocessed containers. Additionally, we offer modeling software as well as thermal processing controls that help our customers optimize and track their cooking processes to allow real time modifications in the case of process deviations.

In 2015, we acquired the Stork Food and Dairy Systems and A&B Process Systems businesses, adding significant capabilities in the dairy and juice sterilization and filling segments as well as in customized skidded systems and tank and vessel manufacturing capabilities for a broad array of market segments, respectively.

Liquid Foods solution offerings accounted for 35% of our total revenue in 2016.

Automated Systems. We are a leading global supplier of robotic automated guided vehicle systems for repetitive material movement in manufacturing and warehouse facilities. We provide engineering services and simulations to evaluate the material handling requirements, standard and custom automated guided vehicle hardware and software, and stand-alone (JayBoT®) and fully-integrated system hardware and software for a scalable solution that can be applied individually or across the entire customer enterprise.

Aftermarket Products, Consumables, Parts, and Services. We provide aftermarket products, parts, and services for all of our integrated food processing systems and equipment. We provide retrofits and refurbishments to accommodate changing operational requirements, and we supply our own brand of food grade lubricants and cleaners designed specifically for our equipment. We supply packaging material components for our clip packaging customers in the form of metal clips and hanging loops. We also provide continuous, proactive service to our customers including the fulfillment of preventative maintenance agreements, consulting services such as water treatment, corrosion monitoring control, food safety and process auditing, and the expertise of on-site technical personnel. In addition to helping our customers reduce their operating costs and improve efficiencies, our customer service focus also helps us maintain strong commercial relationships and provides us with ongoing access to information about our customers’ requirements and strategies to foster continuing product development. Our aftermarket products, parts, and services coupled with our large installed base of food processing systems and equipment, provide us with a strong base for growing recurring revenue. Sales of aftermarket products, parts and services are consolidated within the total revenue of their related JBT FoodTech businesses. As part of our aftermarket program we also offer technology for enterprise asset management and real-time operations monitoring with our patented iOPS™ suite.

JBT AeroTech

JBT AeroTech supplies customized solutions and services used for applications in the air transportation industry, including airport authorities, airlines, airfreight, ground handling companies, the military and defense contractors. We believe our strong market positions result from our ability to customize our equipment and services utilizing differentiated technology to meet the specific needs of our customers. We continually strive to improve our existing technologies and develop new technologies by working closely with our well established customer base.

There is a significant installed base of our airport and airline equipment around the world. We are a leading supplier of cargo loaders, passenger boarding bridges, and aircraft deicers. We have also sold a significant number of mobile passenger steps, cargo transporters, and tow tractors that are operating at airports around the world. This installed base provides a stream of recurring revenue from aftermarket parts, products, and services. Recurring revenue accounted for 34% of AeroTech total revenue in 2016. Our installed base also offers continuous access to customer feedback for improvements and new product development.

JBT AeroTech products have been delivered to more than 100 countries. To support this equipment, we have operations located throughout the world. Our principal production facilities are located in the United States (Florida and Utah), China, Mexico and Spain. We also have sales and services offices located in nine countries and collaborative relationships with independent sales representatives, distributors, and service providers in over thirty additional countries.

Solutions, Products, and Services

We offer a broad portfolio of systems, equipment, and services to airport authorities, airlines, air cargo handlers, ground handling companies, military customers and defense contractors.

Mobile Equipment. We supply air cargo loaders, aircraft deicers, and mobile power and environmental air conditioning systems to commercial air passenger and freight carriers, ground handlers, military customers and defense contractors.

Our Commander™ and Ranger™ loaders service containerized narrow-body and wide-body jet aircraft and are available in a wide range of configurations. Our Tempest™ aircraft deicers offer a broad range of options that can be configured to meet customers’ specific and regional need to provide efficient aircraft deicing while on the tarmac. We manufacture and supply a full array of B-series conventional and Expeditor™ towbarless aircraft tow tractors for moving aircraft without consumption of jet fuel, mobile passenger steps for tarmac boarding and deplaning, and self-propelled transporters for pallet and container handling.

Airlines and ground handling companies face increased pressure to reduce emissions and minimize fuel usage. We have a long history of delivering alternative fuel ground support equipment that provides a solution to these environmental and operational challenges. Our alternative fuel design approach is to provide modular ground support equipment, capable of being powered by a variety of power sources. Our electric powered product offering includes Commander cargo loaders, cargo transporters, conventional aircraft pushback tractors, and passenger boarding steps. We also offer electric retrofit kits for our existing delivered base of diesel powered Commander cargo loaders.

We manufacture a variety of sizes and configurations of auxiliary equipment including 400 Hertz ground power and preconditioned air units that supply aircraft requirements for electrical power and cooled air circulation for the environmental control system (air-conditioning) and main engine starting during ground operations.

Within mobile equipment, we also have a portfolio of military equipment, including a wide range of ground power air conditioning, aircraft air compressors, air start, and bleed air units for the U.S. Air Force, the U.S. Navy, international military forces, airframe manufacturers and defense contractors. Mobile equipment technology offerings accounted for 13% of our total revenue in 2016.

Fixed Equipment. We supply airport gate equipment. Our Jetway® passenger boarding bridges have set the standard for airlines and airport authorities to move passengers between the terminal building and the aircraft since 1959. Our passenger boarding bridges support a range of aircraft types, from regional aircraft up to the Airbus A380. Within fixed equipment, we also supply point-of-use and mobile 400 Hertz and pre-conditioned air units that enable our customers to reduce fuel consumption and emissions by minimizing requirements to use auxiliary power units or aircraft engines while parked at the gate. We also offer aircraft in-ground service pits to provide utility access on airport ramps, hangars and remote parking areas. Fixed equipment accounted for 11% of our total revenue in 2016.

Airport Services. We are an industry provider for the design and management of technical support programs supplied to airlines and airports at over 20 major locations throughout the United States. Our specialty services extend to expertise in the development of sustainable and value orientated operation, maintenance, and repair of sophisticated in-line baggage handling systems, gate equipment, facilities, and ground support equipment. We also offer technology for enterprise asset management and real-time operations monitoring with our patented iOPS™ suite. This product links alert management notification with mobile capability for automated work order generation, fault diagnosis, as well as immediate dispatch of service technicians that delivers improved productivity, greater equipment availability, and lower cost.

Aftermarket Products, Parts, and Services. We provide aftermarket products, parts, and services for our installed base of JBT AeroTech equipment. We also provide retrofits to accommodate changing operational requirements and continuous, proactive service, including, in some cases, on-site technical personnel. These systems and other services represent an integrated approach to addressing critical problems faced by our customers and ensure that we remain well positioned to respond to their new requirements and strategic initiatives through our strong customer relations. Sales of aftermarket products, parts and services are consolidated within the total revenue of their associated JBT AeroTech businesses.

In support of our focus and strategy of meeting our customers’ needs, we have developed a global parts service network to enable us to market with confidence our ability to “provide the right part in the right place.” Our highly experienced global parts representatives help reduce equipment downtime by providing fast, accurate responses to technical questions. We also provide worldwide operations and maintenance training programs to provide maintenance technicians with the tools necessary to deliver the highest possible level of systems reliability.

Other Business Information Relevant to all of our Business Segments

Order Backlog

For information regarding order backlog, refer to the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Inbound Orders and Order Backlog”.

Sources and Availability of Raw Materials

All of our business segments purchase carbon steel, stainless steel, aluminum, and steel castings and forgings both domestically and internationally. We do not use single source suppliers for the majority of our raw material purchases and believe the available supplies of raw materials are adequate to meet our needs.

Research and Development

The objectives of our research and development programs are to create new products and business opportunities in relevant fields, and to improve existing products.

For additional financial information about our research and development activities, refer to Note 16 of our audited consolidated financial statements in our 2016 Annual Report incorporated by reference in this prospectus supplement.

Sales and Marketing

We sell and market our products and services predominantly through a direct sales force, supplemented with independent distributors and sales representatives. Our experienced international sales force is comprised of individuals with strong technical expertise in our products and services and the industries in which they are sold.

We support our sales force with marketing and training programs that are designed to increase awareness of our product offerings and highlight our differentiation while providing a set of sales tools to aid in the sales of our technology solutions. We actively employ a broad range of marketing programs to inform and educate customers, the media, industry analysts, and academia through targeted newsletters, our web site, seminars, trade shows, user groups, and conferences.

Patents, Trademarks and Other Intellectual Property

We own a number of United States and foreign patents, trademarks, and licenses that are cumulatively important to our business. We own approximately 722 United States and foreign issued patents and have approximately 262 patent applications pending in the United States and abroad. Further, we license certain intellectual property rights to or from third parties. We also own numerous United States and foreign trademarks and trade names and have approximately 621 registrations and pending applications in the United States and abroad. Developing and maintaining a strong intellectual property portfolio is an important component of our strategy to extend our technology leadership. However, we do not believe that the loss of any one or group of related patents, trademarks, or licenses would have a material adverse effect on our overall business.

Competition

We conduct business worldwide and compete with large multinational companies as well as a variety of local and regional companies, which typically are focused on a specific application, technology or geographical area.

We compete by leveraging our industry expertise to provide differentiated and proprietary technology, integrated systems, high product quality and reliability, and comprehensive aftermarket service. We strive to provide our customers with equipment that delivers a lower total cost of ownership, distinguishing ourselves by providing excellent equipment uptime and increased yields with improved final product quality.

JBT FoodTech’s major competitors include Advanced Equipment Inc.; Alit SRL; Allpax Products, Inc.; Atlas Pacific Engineering Company, Inc.; Barry-Wehmiller Companies, Inc.; Brown International Corp.; CFT S.p.A.; Egemin Automation Inc.; Elettric 80 S.p.a. Italia; Ferrum; Food Processing Equipment Company; FPS Process Foods Solutions; Marel hf.; METALQUIMIA, S.A.; Mettler-Toledo International, Inc.; Morris & Associates, Inc.; MYCOM; Middleby Corporation; Nantong Freezing Equipment Company, Ltd.; Poly-clip system GmbH & Co. KG; Provisur Technologies, Inc.; Scanico A/S; Shibuya Corporation; Starfrost; Statco Engineering; Steriflow SAS.; Tetra Laval; and Tecnopool S.p.A.

JBT AeroTech’s major competitors include Cavotec SA; Elite Line Services Inc.; ERMC; .TwistAero; Global Ground Support LLC; Goldhofer AG; Illinois Tool Works Inc.; Mallaghan Engineering Ltd; Pteris Global - Tianda Airport Support LTD; ThyssenKrupp AG; TLD Group SAS; Trepel Airport Equipment GmbH; Textron Inc.; Vanderlande Industries B.V.; Vestergaard Company A/S; and Weihai Guangtai Airport Equipment Co., LTD.

Employees

We have approximately 5,000 employees with approximately 3,300 located in the United States. Approximately 8% of our employees in the United States are represented by two collective bargaining agreements. The first covers most of those employees through August of 2019, and the second covers employees through December of 2017.

Outside the United States, we enter into employment contracts and agreements in those countries in which such relationships are mandatory or customary. The provisions of these agreements correspond in each case with the required or customary terms in the subject jurisdiction. Approximately 65% of our international employees are covered under national employee unions.

We maintain good employee relations and have successfully concluded all of our recent negotiations without a work stoppage. However, we cannot predict the outcome of future contract negotiations.

Customers

No single customer accounted for more than 10% of our total revenue in any of the last three fiscal years.

Government Contracts

We supply equipment and logistics support to the U.S. Department of Defense and international forces. The amount of equipment and parts supplied to these programs is dependent upon annual government appropriations and levels of military spending. In addition, United States defense contracts are unilaterally terminable at the option of the United States government with compensation for work completed and costs incurred. Contracts with the United States government and defense contractors are subject to special laws and regulations, the noncompliance with which may result in various sanctions that could materially affect our ongoing government business.

Governmental Regulation and Environmental Matters

Our operations are subject to various federal, state, local, and foreign laws and regulations governing the prevention of pollution and the protection of environmental quality. If we fail to comply with these environmental laws and regulations, administrative, civil, and criminal penalties may be imposed, and we may become subject to regulatory enforcement actions in the form of injunctions and cease and desist orders. We may also be subject to civil claims arising out of an accident or other event causing environmental pollution. These laws and regulations may expose us to liability for the conduct of or conditions caused by others or for our own acts even though these actions were in compliance with all applicable laws at the time they were performed.

Under the Comprehensive Environmental Response, Compensation and Liability Act, referred to as CERCLA, and related state laws and regulations, joint and several liability can be imposed without regard to fault or the legality of the original conduct on certain classes of persons that contributed to the release of a hazardous substance into the environment. These persons include the owner and operator of a contaminated site where a hazardous substance release occurred and any company that transported, disposed of, or arranged for the transport or disposal of hazardous substances that have been released into the environment, and including hazardous substances generated by any closed operations or facilities. In addition, neighboring landowners or other third parties may file claims for personal injury, property damage, and recovery of response cost. We may also be subject to the corrective action provisions of the Resource, Conservation and Recovery Act, or RCRA, and analogous state laws that require owners and operators of facilities that treat, store, or dispose of hazardous waste to clean up releases of hazardous waste constituents into the environment associated with their operations.

Some of our facilities and operations are also governed by laws and regulations relating to worker health and workplace safety, including the Federal Occupational Safety and Health Act, or OSHA. We believe that appropriate precautions are taken to protect our employees and others from harmful exposure to potentially hazardous materials handled and managed at our facilities, and that we operate in substantial compliance with all OSHA or similar regulations.

We are also subject to laws and regulations related to conflict minerals, export compliance, local hiring and anti-corruption, and we have adopted policies, procedures and employee training programs that are designed to facilitate compliance with those laws and regulations.

Financial Information about Geographic Areas

A significant portion of our consolidated revenue is generated in markets outside of the United States. For financial information about geographic areas see Note 16 to our audited consolidated financial statements and the accompanying notes in our 2016 Annual Report incorporated by reference in this prospectus supplement.

Properties

We lease executive offices totaling approximately 24,000 square feet in Chicago, Illinois. We believe that our properties and facilities meet our current operating requirements and are in good operating condition. We believe that each of our significant manufacturing facilities is operating at a level consistent with the industries in which we operate. The following are significant production facilities for our JBT operations:

Location	Segment	Square Feet (approximate)	Leased Or Owned
United States:
Madera, California	JBT FoodTech	271,000	Owned
Orlando, Florida	JBT AeroTech	248,000	Owned
Ogden, Utah	JBT AeroTech	240,000	Owned/Leased
Lakeland, Florida	JBT FoodTech	200,000	Owned
Sandusky, Ohio	JBT FoodTech	140,000	Owned
Stratford, Wisconsin	JBT FoodTech	160,000	Owned
Kingston, New York	JBT FoodTech	133,000	Owned
Chalfont, Pennsylvania	JBT FoodTech	67,000	Leased
Apex, North Carolina	JBT FoodTech	65,000	Owned
Russellville, Arkansas	JBT FoodTech	65,000	Owned
Riverside, California	JBT FoodTech	50,000	Leased

International:
Sint Niklaas, Belgium	JBT FoodTech	289,000	Owned
Helsingborg, Sweden	JBT FoodTech	227,000	Owned/Leased
Araraquara, Brazil	JBT FoodTech	128,000	Owned
Amsterdam, The Netherlands	JBT FoodTech	105,000	Leased
Madrid, Spain	JBT FoodTech /JBT AeroTech	88,000	Owned
Kunshan, China	JBT FoodTech /JBT AeroTech	80,000	Leased
Parma, Italy	JBT FoodTech	72,000	Owned
Edinburgh, Scotland	JBT FoodTech	41,000	Leased
Glinde, Germany	JBT FoodTech	41,000	Leased
Cape Town, South Africa	JBT FoodTech	38,000	Leased
Juarez, Mexico	JBT AeroTech	27,000	Leased

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to a non-U.S. holder (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

A “non-U.S. holder” means a person (other than a partnership) that is not for U.S. federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code, and U.S. Treasury regulations, administrative rulings and judicial decisions as of the date hereof, all of which are subject to change and to differing interpretations, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion. This summary does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, corporation that accumulates earnings to avoid U.S. federal income tax, bank, financial institution, investment fund, insurance company, broker, dealer, or trader in securities, tax exempt organization, person subject to the alternative minimum tax, person who has elected to mark securities to market, person holding our common stock as part of a hedging strategy or conversion transaction or straddle, or a constructive sale or other risk reduction strategy or integrated investment, “controlled foreign corporation,” “passive foreign investment company,” a person who holds or receives our common stock pursuant to the exercise of an employee stock option or otherwise as compensation or a partnership or other passthrough entity for U.S. federal income tax purposes).

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partner and the partnership. If you are a partnership or a partner of a partnership holding our common stock, you should consult your tax advisors.

This summary is limited to U.S. federal income tax aspects and does not address the tax consequences under non-U.S., state or local tax laws or any other non-income tax laws (such as gift tax laws). It also does not consider the impact of the alternative minimum tax or the Medicare contribution tax on net investment income.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, IF YOU ARE CONSIDERING THE PURCHASE OF OUR COMMON STOCK, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP OR DISPOSITION OF OUR COMMON STOCK, AS WELL AS ANY OTHER APPLICABLE FEDERAL, STATE, LOCAL, NON-U.S. AND NON-INCOME TAX CONSEQUENCES.

Dividends

Distributions on our common stock will generally constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will generally constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in our common stock, but not below zero. Distributions not treated as dividends and in excess of a holder’s adjusted basis will generally be treated as capital gain subject to the rules discussed under “—Gain on Disposition of Common Stock.”

Dividends paid to a non-U.S. holder of our common stock will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment of the non-U.S. holder) are not subject to withholding, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are generally subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable income tax treaty and avoid backup withholding, as discussed below, for dividends will be required (a) to complete the applicable IRS Form W-8BEN or Form W-8BEN-E and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

Any gain realized on the sale, exchange, or other taxable disposition of our common stock generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock.

A non-U.S. holder described in the first bullet point above will generally be subject to tax on the net gain derived from the sale or other disposition under regular graduated U.S. federal income tax rates applicable to such holder as if it were a United States person as defined under the Code. In addition, if a non-U.S. holder described in the first bullet point above is a corporation for U.S. federal income tax purposes, it may be subject to a “branch profits tax” equal to 30% of its effectively connected earnings and profits (subject to adjustments) or at such lower rate as may be specified by an applicable income tax treaty.

An individual non-U.S. holder described in the second bullet point above will generally be subject to a flat 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States, provided such non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

We believe we are not and do not anticipate becoming a USRPHC for U.S. federal income tax purposes. In the event we do become a USRPHC, as long as our common stock is regularly traded on an established securities market, our common stock will be treated as “United States real property interests,” subjecting gain to U.S. federal income tax, only with respect to a non-U.S. holder that actually or constructively holds more than 5% of our common stock at some time during the applicable period.

Information Reporting and Backup Withholding

Information reporting generally will apply to the amount of dividends paid to each non-U.S. holder and any tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (commonly referred to as “FATCA”), a non-U.S. holder of shares of our common stock will generally be subject to 30% U.S. withholding tax on (i) dividends on our common stock and (ii) beginning after December 31, 2018, gross proceeds from the sale or other disposition of our common stock, if the Non-U.S. holder is not FATCA compliant, or holds its shares of our common stock through a foreign financial institution that is not FATCA compliant. In order to be treated as FATCA compliant, a non-US. holder must provide us or an applicable financial institution certain documentation (usually an IRS Form W-8BEN or W-8BEN-E) containing information about its identity, its FATCA status, and if required, its direct and indirect U.S. owners. For a foreign financial institution to be FATCA compliant, it generally must enter into an agreement with the U.S. government to report, on an annual basis, certain information regarding accounts with or interests in the institution held by certain United States persons and by certain non-U.S. entities that are wholly or partially owned by United States persons, or must satisfy similar requirements under an intergovernmental agreement between the United States and another country (an “IGA”). These requirements may be modified by the adoption or implementation of a particular IGA or by future U.S. Treasury Regulations. Prospective investors should consult their own tax advisers about how FATCA may apply to their investment in shares of our common stock.

UNDERWRITING (CONFLICTS OF INTEREST)

Merrill Lynch, Pierce, Fenner & Smith Incorporated , J.P. Morgan Securities LLC and Wells Fargo Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
Robert W. Baird & Co. Incorporated
BMO Capital Markets Corp.
William Blair & Company, L.L.C.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $0.6 million and are payable by us.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to              additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement or transaction that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement has or later acquires the power of disposition.

New York Stock Exchange Listing

The shares are listed on the New York Stock Exchange under the symbol “JBT.”

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Conflicts of Interest

Because Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC are underwriters in this offering, and an affiliate or affiliates of these underwriters are lenders under our Revolving Credit Facility and will receive 5% or more of the net proceeds from this offering, these underwriters are deemed to have a “conflict of interest” under Rule 5121 of FINRA. As a result, this offering will be conducted in accordance with Rule 5121 of FINRA. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering because there is a bona fide public market for our common stock. Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC will not confirm any sales to any account over which they exercise discretionary authority without the specific written approval of the account holder. See “Use of Proceeds” for additional information.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. As of January 31, 2017, affiliates of Wells Fargo Securities, LLC held approximately 4.7% of the Company’s common stock for the benefit of third parties or in customer or fiduciary accounts in the ordinary course of their respective businesses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each member state of the European Economic Area, no offer of ordinary shares which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of ordinary shares referred to in (a) to (c) above shall result in a requirement for the Company or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a Member State to whom any offer of ordinary shares is made or who receives any communication in respect of an offer of ordinary shares, or who initially acquires any ordinary shares will be deemed to have represented, warranted, acknowledged and agreed to and with each representative and the Company that (1) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any ordinary shares acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the ordinary shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or where ordinary shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those ordinary shares to it is not treated under the Prospectus Directive as having been made to such persons.

The Company, the representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the representatives have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the representatives to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of ordinary shares to the public” in relation to any ordinary shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering.

This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Certain legal matters will be passed upon for the underwriters by Latham & Watkins LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements and schedules of John Bean Technologies Corporation as of December 31, 2016 and 2015, and for each of the years in the three year period ended December 31, 2016, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2016 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report on the effectiveness of internal control over financial reporting as of December 31, 2016, contains an explanatory paragraph that states John Bean Technologies Corporation completed acquisitions of Tipper Tie, Inc. and Cooling and Applied Technologies during 2016, and management excluded these acquired businesses from its assessment of the effectiveness of John Bean Technologies Corporation’s internal control over financial reporting as of December 31, 2016. The consolidated financial statements of John Bean Technologies Corporation and subsidiaries as of and for the year ended December 31, 2016 reflect total assets of $263.5 million and total revenues of $33.3 million associated with these acquired businesses. Our audit of internal control over financial reporting of John Bean Technologies Corporation also excluded an evaluation of the internal control over financial reporting of Tipper Tie, Inc. and Cooling and Applied Technologies.

PROSPECTUS

Senior Debt Securities

Subordinated Debt Securities

Warrants

Common Stock

John Bean Technologies Corporation may offer from time to time, in one or more offerings, any combination of securities described in this prospectus.

We will provide the specific terms of any offering of these securities in a supplement to this prospectus. The applicable prospectus supplement will also describe the specific manner in which we will offer these securities and may also supplement, update or amend information contained in this prospectus. You should carefully read this prospectus and any applicable prospectus supplement, as well as the documents incorporated by reference herein or therein, before you make an investment decision.

We may sell these securities on a continuous or delayed basis, directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. If any agents, dealers or underwriters are involved in the sale of any securities, the applicable prospectus supplement will set forth their names and any applicable commissions or discounts.

Our common stock is listed on the New York Stock Exchange under the symbol “JBT.”

Investing in these securities involves risks. See “Risk Factors” on page 2 of this prospectus to read about factors you should consider before making an investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 9, 2017.

i

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement that we filed with the Securities and Exchange Commission (the “SEC”). By using a shelf registration statement, we may, at any time and from time to time, in one or more offerings, sell the securities described in this prospectus.

Each time we use this prospectus to offer securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of the securities being offered. The prospectus supplement may also supplement, update or change information contained in this prospectus. Therefore, if there is any inconsistency between the information in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement.

We have not authorized anyone to provide you with any information other than that contained or incorporated by reference in this prospectus, any related prospectus supplement or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date of the document.

To understand the terms of the securities described in this prospectus, you should carefully read any applicable prospectus supplement. You should also read the documents we have referred you to under “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” below for information about us. The shelf registration statement, including the exhibits thereto, can be read at the SEC’s website or at the SEC’s Public Reference Room as described under “Where You Can Find More Information.”

The terms the “Company,” “we,” “us,” and “our” as used in this prospectus refer to John Bean Technologies Corporation and its subsidiaries unless the context otherwise requires. The phrase “this prospectus” refers to this prospectus and any applicable prospectus supplement, unless the context otherwise requires.

JOHN BEAN TECHNOLOGIES CORPORATION

We are a leading global technology solutions provider to high-value segments of the food & beverage and air transportation industries. We design, manufacture, test and service technologically sophisticated systems and products for customers through our JBT FoodTech and JBT AeroTech segments.

JBT FoodTech markets its solutions and services to multinational and regional industrial food and beverage companies. The product offerings of our FoodTech businesses include:

•	Protein. JBT FoodTech provides comprehensive solutions to our Protein customers that include mixing/grinding, injecting, marinating, tumbling, portioning, coating, frying, and freezing for poultry, beef, pork and seafood, as well as ready-to-eat meals, fruits, vegetables, dairy, and bakery products.

•	Liquid Foods. Our Liquid Foods portfolio includes fruit and juice solutions that extract, concentrate and aseptically process citrus, tomato and other fruits, vegetables, and juices. It also includes in-container solutions for the filling, closing and sterilization of fruits, vegetables, soups, sauces, dairy, and pet food products as well as ready-to-eat meals in a wide variety of modern packages. Strategic acquisitions completed in 2015 and 2016 have added to our product portfolio significant capabilities in the dairy and juice sterilization and filling segments, as well as in customized skidded systems and tank and vessel manufacturing capabilities for a broad array of market segments.

•	Automated Systems. JBT FoodTech provides fully integrated automated guided vehicle systems for repetitive material movement requirements, for example in manufacturing and warehouse facilities.

JBT AeroTech markets its solutions and services to domestic and international airport authorities, passenger airlines, airfreight and ground handling companies, military forces and defense contractors. The product offerings of our AeroTech businesses include:

•	Mobile Equipment. JBT AeroTech’s portfolio of mobile air transportation equipment includes commercial and military cargo loading, aircraft deicing, aircraft towing, and ground aircraft power and cooling systems.

•	Fixed Equipment. JBT AeroTech provides gate equipment for passenger boarding.

•	Airport Services. JBT AeroTech includes the maintenance of airport equipment, systems, and facilities.

We were originally incorporated as Frigoscandia, Inc. in Delaware in May 1994. Our principal executive offices are located at 70 West Madison Street, Chicago, Illinois, U.S.A. 60602, and our telephone number is (312) 861-5900. We maintain a website at www.jbtcorporation.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus.

RISK FACTORS

Our business is subject to uncertainties and risks. You should carefully consider and evaluate all of the information included and incorporated by reference in this prospectus, including the risk factors incorporated by reference from our most recent Annual Report on Form 10-K, as updated by our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings we make with the SEC. It is possible that our business, financial condition, results of operations or cash flows could be materially adversely affected by any of these risks. The applicable prospectus supplement for any securities we may offer may contain a discussion of additional risks applicable to an investment in us and the particular type of securities we are offering under that prospectus supplement.

FORWARD-LOOKING STATEMENTS

Certain statements in or incorporated by reference in this prospectus and in any prospectus supplement are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “foresees” or the negative version of those words or other comparable words and phrases are used to identify these forward-looking statements. Examples of forward-looking statements include statements related to our future financial condition and operating results, as well as any other statement that does not directly relate to any historical or current fact.

Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Many factors could cause actual results to differ materially and adversely from these forward-looking statements. Information regarding important factors that could cause actual results to differ from those in our forward-looking statements is contained under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated in this prospectus by reference (and in any of our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q for future periods that are so incorporated). Any forward-looking statement speaks only as of the date on which it is made, and we assume no obligation to update or revise any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, the net proceeds from the sale of the securities to which this prospectus relates will be used for general corporate purposes. General corporate purposes may include, among other things, working capital, capital expenditures, acquisitions, repurchases of common stock and repayment of debt. Net proceeds may be temporarily invested prior to use in short- and medium-term investments, including, but not limited to, marketable securities.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical ratios of earnings to fixed charges for the periods indicated. This information should be read in conjunction with the consolidated financial statements and the accompanying notes relating to the relevant periods and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in this prospectus.

Nine months ended September 30, 2016	Year Ended December 31,
	2015	2014	2013	2012	2011
6.9x	8.3x	5.1x	5.2x	6.2x	5.4x

For purposes of the ratio of earnings to fixed charges, earnings consist of earnings before income taxes, plus fixed charges, plus amortization of previously capitalized interest, less interest capitalized. Fixed charges consist of interest expensed and capitalized, plus amortized premiums, discounts and capitalized expenses related to indebtedness, plus an estimate of the interest factor included within rental expense.

DESCRIPTION OF DEBT SECURITIES

The following description of the debt securities and terms of the indentures, as defined below, is a summary. It summarizes only those aspects of the debt securities and those portions of the indentures, which we believe will be most important to your decision to invest in our debt securities. There may be other provisions in the indentures which are also important to you. You should read the indentures for a full description of the terms of the debt. We have filed the forms of indentures with the SEC as exhibits to our registration statement, of which this prospectus is a part.

General

We may issue senior or subordinated debt securities, which will be direct, general obligations of John Bean Technologies Corporation that may be secured or unsecured.

The senior debt securities will constitute part of our senior debt, will be issued under the senior debt indenture described below and will rank equally with all of our other unsecured and unsubordinated debt.

The subordinated debt securities will constitute part of our subordinated debt, will be issued under the subordinated debt indenture described below and will be subordinate in right of payment to all of our “senior debt,” as defined in the indenture with respect to subordinated debt securities. The prospectus supplement for any series of subordinated debt securities or the information incorporated in this prospectus by reference will indicate the approximate amount of senior debt outstanding as of the end of our most recent fiscal quarter. Neither indenture limits our ability to incur additional senior debt or other indebtedness.

When we refer to “debt securities” in this prospectus, we mean both the senior debt securities and the subordinated debt securities.

The senior debt securities and subordinated debt securities will be governed by an indenture between us and one or more trustees selected by us. Unless otherwise specified in the applicable prospectus supplement, the trustee under the indentures will be U.S. Bank National Association. We have filed with the SEC as exhibits to our registration statement, of which this prospectus is a part, the forms of indentures which will govern these debt securities. See “Where You Can Find More Information” above for information on how to obtain copies of them. The indentures are substantially identical, except for certain provisions including those relating to subordination, which are included only in the indenture related to subordinated debt securities. When we refer to the indenture or the trustee with respect to any debt securities, we mean the indenture under which those debt securities are issued and the trustee under that indenture.

Series of Debt Securities

We may issue multiple debt securities or series of debt securities under either indenture. This section summarizes terms of the securities that apply generally to all debt securities and series of debt securities. The provisions of each indenture allow us not only to issue debt securities with terms different from those of debt securities previously issued under that indenture, but also to “reopen” a previously issued series of debt securities and issue additional debt securities of that series. We will describe most of the financial and other specific terms of a particular series, whether it be a series of the senior debt securities or subordinated debt securities, in the prospectus supplement for that series. Those terms may vary from the terms described here.

Amounts of Issuances

Neither indenture limits the aggregate amount of debt securities that we may issue or the number of series or the aggregate amount of any particular series. The indentures and the debt securities do not limit our ability to incur other indebtedness or to issue other securities. Also, unless otherwise specified below or in the applicable prospectus supplement, we are not subject to financial or similar restrictions by the terms of the debt securities.

Principal Amount, Stated Maturity and Maturity

Unless otherwise stated, the principal amount of a debt security means the principal amount payable at its stated maturity, unless that amount is not determinable, in which case the principal amount of a debt security is its face amount.

The term “stated maturity” with respect to any debt security means the day on which the principal amount of the debt security is scheduled to become due. The principal may become due sooner, by reason of redemption or acceleration after a default or otherwise in accordance with the terms of the debt security. The day on which the principal actually becomes due, whether at the stated maturity or earlier, is called the “maturity” of the principal.

We also use the terms “stated maturity” and “maturity” to refer to the days when other payments become due. For example, we may refer to a regular interest payment date when an installment of interest is scheduled to become due as the “stated maturity” of that installment. When we refer to the “stated maturity” or the “maturity” of a debt security without specifying a particular payment, we mean the stated maturity or maturity, as the case may be, of the principal.

Specific Terms of Debt Securities

The applicable prospectus supplement will describe the specific terms of the debt securities, which will include some or all of the following:

•	the title of the series and whether it is a senior debt security or a subordinated debt security;

•	any limit on the total principal amount of the debt securities of the same series;

•	the stated maturity;

•	the currency or currencies for principal and interest, if not U.S. dollars;

•	the price at which we originally issue the debt security, expressed as a percentage of the principal amount, and the original issue date;

•	whether the debt security is a fixed rate debt security, a floating rate debt security or an indexed debt security;

•	if the debt security is a fixed rate debt security, the yearly rate at which the debt security will bear interest, if any, and the interest payment dates;

•	if the debt security is a floating rate debt security, the interest rate basis; any applicable index currency or index maturity, spread or spread multiplier or initial base rate, maximum rate or minimum rate; the interest reset, determination, calculation and payment dates; the day count convention used to calculate interest payments for any period; the business day convention; and the calculation agent;

•	if the debt security is an indexed debt security, the principal amount, if any, we will pay at maturity, interest payment dates, the amount of interest, if any, we will pay on an interest payment date or the formula we will use to calculate these amounts, if any, and the terms on which the debt security will be exchangeable for or payable in cash, securities or other property;

•	if the debt security may be converted into or exercised or exchanged for common or preferred stock or other securities of the Company or debt or equity securities of one or more third parties, the terms on which conversion, exercise or exchange may occur, including whether conversion, exercise or exchange is mandatory, at the option of the holder or at our option, the period during which conversion, exercise or exchange may occur, the initial conversion, exercise or exchange price or rate and the circumstances or manner in which the amount of common or preferred stock or other securities issuable upon conversion, exercise or exchange may be adjusted;

•	if the debt security is also an original issue discount debt security, the yield to maturity;

•	if applicable, the circumstances under which the debt security may be redeemed at our option or repaid at the holder’s option before the stated maturity, including any redemption commencement date, repayment date(s), redemption price(s) and redemption period(s);

•	the authorized denominations, if other than $1,000 and integral multiples of $1,000;

•	the depositary for the debt security, if other than The Depository Trust Company (“DTC”), and any circumstances under which the holder may request securities in non-global form, if we choose not to issue the debt security in book-entry form only;

•	if applicable, the circumstances under which we will pay additional amounts on any debt securities held by a person who is not a United States person for tax purposes and under which we can redeem the debt securities if we have to pay additional amounts;

•	whether the debt security will be guaranteed by any of the Company’s subsidiaries;

•	the assets, if any that will be pledged as security for the payment of the debt security;

•	the names and duties of any co-trustees, depositaries, authenticating agents, paying agents, transfer agents or registrars for the debt security, as applicable; and

•	any other terms of the debt security which could be different from those described in this prospectus.

Governing Law

The indentures and the debt securities will be governed by New York law, without regard to conflicts of laws principles thereof.

Form of Debt Securities

We will issue each debt security only in registered form, without coupons, unless we specify otherwise in the applicable prospectus supplement. In addition, we will issue each debt security in global—i.e., book-entry—form only, unless we specify otherwise in the applicable prospectus supplement. Debt securities in book-entry form will be represented by a global security registered in the name of a depositary, which will be the holder of all the debt securities represented by the global security. Those who own beneficial interests in a global debt security will do so through participants in the depositary’s securities clearance system, and the rights of these indirect owners will be governed solely by the applicable procedures of the depositary and its participants. References to “holders” in this section mean those who own debt securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in debt securities registered in street name or in debt securities issued in book-entry form through one or more depositaries.

Unless otherwise indicated in the prospectus supplement, DTC will act as depositary. Beneficial interests in global certificates will be shown on, and transfer of global certificates will be effected only through the records maintained by DTC and its participants.

A global debt security is exchangeable for definitive debt securities registered in the name of, and a transfer of a global debt security may be registered to, any person other than DTC or its nominee, only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary for that global security or has ceased to be a registered clearing agency and we do not appoint another institution to act as depositary within 90 days; or

•	we notify the trustee that we wish to terminate that global security.

Any global debt security that is exchangeable pursuant to the preceding sentence will be exchangeable in whole for definitive debt securities in registered form, of like tenor and of an equal aggregate principal amount as the global debt security, in denominations specified in the applicable prospectus supplement, if other than $1,000 and multiples of $1,000. The definitive debt securities will be registered by the registrar in the name or names instructed by DTC. We expect that these instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global debt security.

Except as provided above, owners of the beneficial interests in a global debt security will not be entitled to receive physical delivery of debt securities in definitive form and will not be considered the holders of debt securities for any purpose under the indentures. No global debt security shall be exchangeable except for another global debt security of like denomination and tenor to be registered in the name of DTC or its nominee. Accordingly, each person owning a beneficial interest in a global debt security must rely on the procedures of DTC and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the global debt security or the indentures.

Redemption or Repayment

If there are any provisions regarding redemption or repayment applicable to a debt security, we will describe them in the applicable prospectus supplement.

We or our affiliates may purchase debt securities from investors who are willing to sell from time to time, either in the open market at prevailing prices or in private transactions at negotiated prices. Debt securities that we or they purchase may, at our discretion, be held, resold or canceled.

Mergers and Similar Transactions

We are generally permitted under the indenture for the relevant series to merge or consolidate with another corporation or other entity. We are also permitted under the indenture for the relevant series to sell all or substantially all of our assets to another corporation or other entity. With regard to any series of debt securities, however, we may not take any of these actions unless all the following conditions, among other things, are met:

•	If the successor entity in the transaction is not the Company, the successor entity must be organized as a corporation, partnership or trust and must expressly assume our obligations under the debt securities of that series and the indenture with respect to that series. The successor entity may be organized under the laws of the United States, any state thereof or the District of Columbia.

•	Immediately after the transaction, no default under the debt securities of that series has occurred and is continuing. For this purpose, “default under the debt securities of that series” means an event of default with respect to that series or any event that would be an event of default with respect to that series if the requirements for giving us default notice and for our default having to continue for a specific period of time were disregarded. We describe these matters below under “—Default, Remedies and Waiver of Default.”

If the conditions described above are satisfied with respect to the debt securities of any series, we will not need to obtain the approval of the holders of those debt securities in order to merge or consolidate or to sell our assets. Also, these conditions will apply only if we wish to merge or consolidate with another entity or sell all or substantially all of our assets to another entity. We will not need to satisfy these conditions if we enter into other types of transactions, including any transaction in which we acquire the stock or assets of another entity, any transaction that involves a change of control of the Company but in which we do not merge or consolidate and any transaction in which we sell less than substantially all our assets.

Subordination Provisions

Holders of subordinated debt securities should recognize that contractual provisions in the subordinated debt indenture may prohibit us from making payments on those securities. Subordinated debt securities are subordinate and junior in right of payment, to the extent and in the manner stated in the subordinated debt indenture, to all of our senior debt, as defined in the subordinated debt indenture, including all debt securities we have issued and will issue under the senior debt indenture.

The subordinated debt indenture defines “senior debt” as:

•	our indebtedness under or in respect of our credit agreement, whether for principal, interest (including interest accruing after the filing of a petition initiating any proceeding pursuant to any bankruptcy law, whether or not the claim for such interest is allowed as a claim in such proceeding), reimbursement obligations, fees, commissions, expenses, indemnities or other amounts; and

•	any other indebtedness permitted under the terms of that indenture, unless the instrument under which such indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the subordinated debt securities.

Notwithstanding the foregoing, “senior debt” will not include: (i) equity interests; (ii) any liability for taxes; (iii) any intercompany indebtedness owed to any of our subsidiaries or affiliates; (iv) any trade payables; or (v) any indebtedness incurred in violation of the subordinated debt indenture.

We may modify the subordination provisions, including the definition of senior debt, with respect to one or more series of subordinated debt securities. Such modifications will be set forth in the applicable prospectus supplement.

The subordinated debt indenture provides that, unless all principal of and any premium or interest on the senior debt has been paid in full, no payment or other distribution may be made in respect of any subordinated debt securities in the following circumstances:

•	in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization, assignment for creditors or other similar proceedings or events involving us or our assets;

•	(a) in the event and during the continuation of any default in the payment of principal, premium or interest on any senior debt beyond any applicable grace period or (b) in the event that any event of default with respect to any senior debt has occurred and is continuing, permitting the holders of that senior debt (or a trustee) to accelerate the maturity of that senior debt, whether or not the maturity is in fact accelerated (unless, in the case of (a) or (b), the payment default or event of default has been cured or waived or ceased to exist and any related acceleration has been rescinded) or (c) in the event that any judicial proceeding is pending with respect to a payment default or event of default described in (a) or (b); or

•	in the event that any subordinated debt securities have been declared due and payable before their stated maturity.

If the trustee under the subordinated debt indenture or any holders of the subordinated debt securities receive any payment or distribution that is prohibited under the subordination provisions, then the trustee or the holders will have to repay that money to the holders of the senior debt.

Even if the subordination provisions prevent us from making any payment when due on the subordinated debt securities of any series, we will be in default on our obligations under that series if we do not make the payment when due. This means that the trustee under the subordinated debt indenture and the holders of that series can take action against us, but they will not receive any money until the claims of the holders of senior debt have been fully satisfied.

The subordinated debt indenture allows the holders of senior debt to obtain a court order requiring us and any holder of subordinated debt securities to comply with the subordination provisions.

Defeasance, Covenant Defeasance and Satisfaction and Discharge

When we use the term defeasance, we mean discharge from some or all of our obligations under the indenture. If we deposit with the trustee funds or government securities, or if so provided in the applicable prospectus supplement, obligations other than government securities, sufficient to make payments on any series of debt securities on the dates those payments are due and payable and other specified conditions are satisfied, then, at our option, either of the following will occur:

•	we will be discharged from our obligations with respect to the debt securities of such series (“legal defeasance”); or

•	we will be discharged from any covenants we make in the applicable indenture for the benefit of such series and the related events of default will no longer apply to us (“covenant defeasance”).

If we defease any series of debt securities, the holders of such securities will not be entitled to the benefits of the indenture, except for our obligations to register the transfer or exchange of such securities, replace stolen, lost or mutilated securities or maintain paying agencies and hold moneys for payment in trust. In case of covenant defeasance, our obligation to pay principal, premium and interest on the applicable series of debt securities will also survive.

We will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the applicable series of debt securities to recognize gain or loss for federal income tax purposes. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the United States Internal Revenue Service or a change in law to that effect.

In addition, we may satisfy and discharge all our obligations under the indenture with respect to debt securities of any series, other than our obligation to register the transfer of and exchange debt securities of that series, provided that we either:

•	deliver all outstanding debt securities of that series to the trustee for cancellation; or

•	all such debt securities not so delivered for cancellation have either become due and payable or will become due and payable at their stated maturity within one year or are to be called for redemption within one year, and in the case of this bullet point, we have deposited with the trustee in trust an amount of cash sufficient to pay the entire indebtedness of such debt securities, including interest to the stated maturity or applicable redemption date.

Default, Remedies and Waiver of Default

Unless otherwise specified in the applicable prospectus supplement, when we refer to an event of default with respect to any series of debt securities, we mean any of the following:

•	we do not pay the principal or any premium on any debt security of that series on the due date;

•	we do not pay interest on any debt security of that series within 60 days after the due date;

•	we remain in breach of our covenants regarding mergers or sales of substantially all of our assets or any other covenant we make in the indenture for the benefit of the relevant series, for 90 days after we receive a notice of default stating that we are in breach and requiring us to remedy the breach. The notice must be sent by the trustee or the holders of at least 25% in principal amount of the relevant series of debt securities;

•	we file for bankruptcy or other events of bankruptcy, insolvency or reorganization relating to the Company occur; or

•	if the applicable prospectus supplement states that any additional event of default applies to the series, that event of default occurs.

We may change, eliminate, or add to the events of default with respect to any particular series or any particular debt security or debt securities within a series, as indicated in the applicable prospectus supplement.

If you are the holder of a subordinated debt security, all the remedies available upon the occurrence of an event of default under the subordinated debt indenture will be subject to the restrictions on the subordinated debt securities described above under “—Subordination Provisions.”

Except as otherwise specified in the applicable prospectus supplement, if an event of default has occurred with respect to any series of debt securities and has not been cured or waived, the trustee or the holders of not less than 25% in principal amount of all debt securities of that series then outstanding may declare the entire principal amount of the debt securities of that series to be due immediately. Except as otherwise specified in the applicable prospectus supplement, if the event of default occurs because of events in bankruptcy, insolvency or reorganization relating to the Company, the entire principal amount of the debt securities of that series will be automatically accelerated, without any action by the trustee or any holder.

Each of the situations described above is called an acceleration of the stated maturity of the affected series of debt securities. Except as otherwise specified in the applicable prospectus supplement, if the stated maturity of any series is accelerated and a judgment for payment has not yet been obtained, the holders of a majority in principal amount of the debt securities of that series may cancel the acceleration for the entire series.

If an event of default occurs, the trustee will have special duties. In that situation, the trustee will be obligated to use those of its rights and powers under the relevant indenture, and to use the same degree of care and skill in doing so, that a prudent person would use in that situation in conducting his or her own affairs.

Except as described in the prior paragraph, the trustee is not required to take any action under the relevant indenture at the request of any holders unless the holders offer the trustee protection satisfactory to it from expenses and liability. If the trustee is provided with an indemnity reasonably satisfactory to it, the holders of a majority in principal amount of all debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee with respect to that series. These majority holders may also direct the trustee in performing any other action under the relevant indenture with respect to the debt securities of that series.

Before a holder may bring its own lawsuit or other formal legal action or take other steps to enforce its rights or protect its interests relating to any debt security, all of the following must occur:

•	the holder must give the trustee written notice that an event of default has occurred with respect to the debt securities of the series, and the event of default must not have been cured or waived;

•	the holders of not less than 25% in principal amount of all debt securities of the series must make a written request that the trustee take action because of the default, and they or other holders must offer to the trustee indemnity reasonably satisfactory to the trustee against the cost and other liabilities of taking that action;

•	the trustee must not have taken action for 60 days after the above steps have been taken; and

•	during those 60 days, the holders of a majority in principal amount of the debt securities of the series must not have given the trustee directions that are inconsistent with the written request of the holders of not less than 25% in principal amount of the debt securities of the series.

A holder is entitled at any time, however, to bring a lawsuit for the payment of money due on its debt security on or after its stated maturity (or, if the debt security is redeemable, on or after its redemption date).

Book-entry and other indirect owners should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of the maturity.

Waiver of Default

The holders of not less than a majority in principal amount of the debt securities of any series may waive a default for all debt securities of that series. If this happens, the default will be treated as if it has not occurred. No one can waive a payment default, however, without the approval of the particular holder of that debt security.

Annual Information about Defaults to the Trustee

We will furnish each trustee every year a written statement of two of our officers certifying that to their knowledge we are in compliance with the applicable indenture and the debt securities issued under it, or else specifying any default under the applicable indenture.

Modifications and Waivers

There are four types of changes we can make to either indenture and the debt securities or series of debt securities issued under that indenture.

Changes Requiring Each Holder’s Approval

Without the consent of each holder affected thereby, an amendment or waiver may not:

•	change the stated maturity for any principal or interest payment on a debt security;

•	reduce the principal amount, the interest rate or the redemption price for a debt security;

•	permit redemption of a debt security if not previously permitted;

•	impair any right a holder may have to require purchase of its debt security;

•	impair any right that a holder of convertible debt security may have to convert the debt security;

•	change the currency of any payment on a debt security;

•	impair a holder’s right to sue for payment of any amount due on its debt security;

•	reduce the percentage in principal amount of the debt securities of any one or more affected series, taken separately or together, as applicable, and whether comprising the same or different series or less than all of the debt securities of a series, the approval of whose holders is needed to change the indenture or those debt securities or waive our compliance with the applicable indenture or to waive defaults; and

•	change the provisions of the applicable indenture dealing with modification and waiver in any other respect, except to increase any required percentage referred to above or to add to the provisions that cannot be changed or waived without approval of the holder of each affected debt security.

Changes Not Requiring Approval

We and the trustee may amend the indentures or the debt securities without notice to or consent of any holders:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to provide for the assumption by a successor corporation of the obligations of the Company under the indenture;

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities;

•	to add guarantees with respect to the debt securities, or to secure the debt securities;

•	to add to the covenants of the Company for the benefit of the holders of the debt securities or to surrender any right or power conferred upon the Company;

•	to make any change that does not adversely affect the rights of any holder of any debt securities of any series in any material respect;

•	to make any changes that affect only debt securities to be issued under the applicable indenture after the changes take effect;

•	to comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act; or

•	to make any amendment to the provisions of the indenture relating to the transfer and legending of debt securities; provided, however, that (a) compliance with the indenture as so amended would not result in debt securities being transferred in violation of the Securities Act or any other applicable securities law and (b) such amendment does not materially and adversely affect the rights of holders to transfer debt securities.

We may also make changes or obtain waivers that do not adversely affect a particular debt security, even if they affect other debt securities. In those cases, we do not need to obtain the approval of the holder of the unaffected debt security; we need only obtain any required approvals from the holders of the affected debt securities.

Modification of Subordination Provisions

We may not amend the indenture related to subordinated debt securities to alter the subordination of any outstanding subordinated debt securities without the written consent of each holder of senior debt then outstanding who would be adversely affected (or the group or representative thereof authorized or required to consent thereto pursuant to the instrument creating or evidencing, or pursuant to which there is outstanding, such senior debt). In addition, we may not modify the subordination provisions of the indenture related to subordinated debt securities in a manner that would adversely affect the subordinated debt securities of any one or more series then outstanding in any material respect, without the consent of the holders of a majority in aggregate principal amount of all affected series then outstanding, voting together as one class (and also of any affected series that by its terms is entitled to vote separately as a series, as described below).

Changes Requiring Majority Approval

Any other change to a particular indenture and the debt securities issued under that indenture would require the following approval:

•	If the change affects only particular debt securities within a series issued under the applicable indenture, it must be approved by the holders of a majority in principal amount of such particular debt securities; or

•	If the change affects debt securities of more than one series issued under the applicable indenture, it must be approved by the holders of a majority in principal amount of all debt securities of all such series affected by the change, with all such affected debt securities voting together as one class for this purpose and such affected debt securities of any series potentially comprising fewer than all debt securities of such series, in each case, except as may otherwise be provided pursuant to such indenture for all or any particular debt securities of any series. This means that modification of terms with respect to certain securities of a series could be effectuated without obtaining the consent of the holders of a majority in principal amount of other securities of such series that are not affected by such modification.

The same majority approval would be required for us to obtain a waiver of any of our covenants in either indenture. Our covenants include the promises we make about merging or selling substantially all of our assets, which we describe above under “—Mergers and Similar Transactions.” If the holders approve a waiver of a covenant, we will not have to comply with it. The holders, however, cannot approve a waiver of any provision in a particular debt security, or in the applicable indenture as it affects that debt security, that we cannot change without the approval of the holder of that debt security as described above in “—Changes Requiring Each Holder’s Approval”, unless that holder approves the waiver.

We may issue particular debt securities or a particular series of debt securities, as applicable, that are entitled, by their terms, to separately approve matters (for example, modification or waiver of provisions in the applicable indenture) that would also, or otherwise, require approval of holders of a majority in principal amount of all affected debt securities of all affected series issued under such indenture voting together as a single class. Any such affected debt securities or series of debt securities would be entitled to approve such matters (a) pursuant to such special rights by consent of holders of a majority in principal amount of such affected debt securities or series of debt securities voting separately as a class and (b) in addition, as described above, except as may otherwise be provided pursuant to the applicable indenture for such debt securities or series of debt securities, by consent of holders of a majority in principal amount of such affected debt securities or series of debt securities and all other affected debt securities of all series issued under such indenture voting together as one class for this purpose. We may issue series or debt securities of a series having these or other special voting rights without obtaining the consent of or giving notice to holders of outstanding debt securities or series.

Book-entry and other indirect owners should consult their banks or brokers for information on how approval may be granted or denied if we seek to change an indenture or any debt securities or request a waiver.

Special Rules for Action by Holders

Only holders of outstanding debt securities of the applicable series will be eligible to take any action under the applicable indenture, such as giving a notice of default, declaring an acceleration, approving any change or waiver or giving the trustee an instruction with respect to debt securities of that series. Also, we will count only outstanding debt securities in determining whether the various percentage requirements for taking action have been met. Any debt securities owned by us or any of our affiliates or surrendered for cancellation or for payment or redemption of which money has been set aside in trust are not deemed to be outstanding. Any required approval or waiver must be given by written consent.

In some situations, we may follow special rules in calculating the principal amount of debt securities that are to be treated as outstanding for the purposes described above. This may happen, for example, if the principal amount is payable in a non-U.S. dollar currency, increases over time or is not to be fixed until maturity.

We will generally be entitled to set any day as a record date for the purpose of determining the holders that are entitled to take action under either indenture. In certain limited circumstances, only the trustee will be entitled to set a record date for action by holders. If we or the trustee sets a record date for an approval or other action to be taken by holders, that vote or action may be taken only by persons or entities who are holders on the record date and must be taken during the period that we specify for this purpose, or that the trustee specifies if it sets the record date. We or the trustee, as applicable, may shorten or lengthen this period from time to time. This period, however, may not extend beyond the 180th day after the record date for the action. In addition, record dates for any global debt security may be set in accordance with procedures established by the depositary from time to time. Accordingly, record dates for global debt securities may differ from those for other debt securities.

Form, Exchange and Transfer

If any debt securities cease to be issued in registered global form, they will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	unless we indicate otherwise in the applicable prospectus supplement, in denominations of $1,000 and integral multiples of $1,000.

Holders may exchange their debt securities for debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. Holders may not exchange debt securities for securities of a different series or having different terms, unless permitted by the terms of that series and described in the applicable prospectus supplement.

Holders may exchange or transfer their debt securities at the office of the trustee. They may also replace lost, stolen, destroyed or mutilated debt securities at that office. We have appointed the trustee to act as our agent for registering debt securities in the names of holders and transferring and replacing debt securities. We may appoint another entity to perform these functions or perform them ourselves.

Holders will not be required to pay a service charge to transfer or exchange their debt securities, but they may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange, and any replacement, will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership. The transfer agent may require an indemnity before replacing any debt securities.

If we have designated additional transfer agents for a debt security, they will be named in the applicable prospectus supplement. We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

If the debt securities of any series are redeemable and we redeem less than all those debt securities, we may block the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers of or exchange any debt security selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security being partially redeemed.

If a debt security is issued as a global debt security, only DTC or other depositary will be entitled to transfer and exchange the debt security as described in this subsection, since the depositary will be the sole holder of the debt security.

The rules for exchange described above apply to exchange of debt securities for other debt securities of the same series and kind. If a debt security is convertible, exercisable or exchangeable into or for a different kind of security, such as one that we have not issued, or for other property, the rules governing that type of conversion, exercise or exchange will be described in the applicable prospectus supplement.

Payments

We will pay interest, principal and other amounts payable with respect to the debt securities of any series to the holders of record of those debt securities as of the record dates and otherwise in the manner specified below or in the prospectus supplement for that series.

We will make payments on a global debt security in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we will pay directly to the depositary, or its nominee, and not to any indirect owners who own beneficial interests in the global debt security. An indirect owner’s right to receive those payments will be governed by the rules and practices of the depositary and its participants.

We will make payments on a debt security in non-global, registered form as follows. We will pay interest that is due on an interest payment date by check mailed on the interest payment date to the holder at his or her address shown on the trustee’s records as of the close of business on the regular record date. We will make all other payments by check at the paying agent described below, against surrender of the debt security. All payments by check will be made in next-day funds—i.e., funds that become available on the day after the check is cashed.

Alternatively, if a non-global debt security has a face amount of at least $1,000,000 and the holder asks us to do so, we will pay any amount that becomes due on the debt security by wire transfer of immediately available funds to an account at a bank in New York City, on the due date. To request wire payment, the holder must give the paying agent appropriate wire transfer instructions at least five business days before the requested wire payment is due. In the case of any interest payment due on an interest payment date, the instructions must be given by the person or entity who is the holder on the relevant regular record date. In the case of any other payment, payment will be made only after the debt security is surrendered to the paying agent. Any wire instructions, once properly given, will remain in effect unless and until new instructions are given in the manner described above.

Book-entry and other indirect owners should consult their banks or brokers for information on how they will receive payments on their debt securities.

Regardless of who acts as paying agent, all money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to a holder will be repaid to us. After that two-year period, the holder may look only to us for payment and not to the trustee, any other paying agent or anyone else.

Paying Agents

We may appoint one or more financial institutions to act as our paying agents, at whose designated offices debt securities in non-global entry form may be surrendered for payment at their maturity. We call each of those offices a paying agent. We may add, replace or terminate paying agents from time to time. We may also choose to act as our own paying agent. We will specify in the prospectus supplement for the debt security the initial location of each paying agent for that debt security. We must notify the trustee of changes in the paying agents.

Notices

Notices to be given to holders of a global debt security will be given only to the depositary, in accordance with its applicable policies as in effect from time to time. Notices to be given to holders of debt securities not in global form will be sent by mail to the respective addresses of the holders as they appear in the trustee’s records, and will be deemed given when mailed. Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

Book-entry and other indirect owners should consult their banks or brokers for information on how they will receive notices.

Our Relationship With the Trustee

The prospectus supplement for the debt security will describe any material relationships we may have with the trustee with respect to that debt security.

The same financial institution may initially serve as the trustee for our senior debt securities and subordinated debt securities. Consequently, if an actual or potential event of default occurs with respect to any of these securities, the trustee may be considered to have a conflicting interest for purposes of the Trust Indenture Act of 1939. In that case, the trustee may be required to resign under one or more of the indentures, and we would be required to appoint a successor trustee. For this purpose, a “potential” event of default means an event that would be an event of default if the requirements for giving us default notice or for the default having to exist for a specific period of time were disregarded.

DESCRIPTION OF WARRANTS

The following description of the warrants and terms of the warrant agreement is a summary. It summarizes only those aspects of the warrants and those portions of the warrant agreement which we believe will be most important to your decision to invest in our warrants. There may be other provisions in the warrant agreement and the warrant certificate relating to the warrants which are also important to you. You should read these documents for a full description of the terms of the warrants. The forms of the warrant agreement and the warrant certificate will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

General

We may issue warrants to purchase debt or equity securities. We may issue warrants independently or together with any offered securities. The warrants may be attached to or separate from those offered securities. We will issue the warrants under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as described in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

The prospectus supplement relating to any warrants that we may offer will contain the specific terms of the warrants. These terms may include, but are not limited to, the following:

•	the title of the warrants;

•	the designation, amount and terms of the securities for which the warrants are exercisable;

•	the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each other security;

•	the price or prices at which the warrants will be issued;

•	the aggregate number of warrants;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

•	the terms of any mandatory or optional redemption provisions relating to the warrants;

•	the terms of any right we have to accelerate the exercise of the warrants upon the occurrence of certain events;

•	if the warrants will be sold with any other securities, and the date, if any, on and after which those warrants and any other securities will be transferable;

•	the identity of the warrant agent;

•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	if applicable, a discussion of the material United States federal income tax considerations applicable to the exercise of the warrants;

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants;

•	the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of warrants which may be exercised at any time; and

•	information with respect to book-entry procedures, if any.

Exercise of Warrants

Each warrant will entitle the holder of warrants to purchase for cash the amount of debt or equity securities, at the exercise price stated or determinable in the prospectus supplement for the warrants. Warrants may be exercised at any time up to the close of business on the expiration date shown in the prospectus supplement relating to the warrants, unless otherwise specified in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void. Warrants may be exercised as described in the prospectus supplement relating to the warrants. When the warrant holder makes the payment and properly completes and signs the warrant certificate at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as possible, forward the debt or equity securities that the warrant holder has purchased. If the warrant holder exercises the warrant for less than all of the warrants represented by the warrant certificate, we will issue a new warrant certificate for the remaining warrants.

DESCRIPTION OF OUR CAPITAL STOCK

The following description of our capital stock is only a summary of its material provisions. We encourage you to read our Amended and Restated Certificate of Incorporation, the Certificate of Designations of series A junior participating preferred stock and our Third Amended and Restated By-Laws, which are incorporated by reference into the registration statement of which this prospectus is a part.

Our authorized capital stock consists of 120,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders. Subject to preferences that may be applicable to any of our outstanding preferred stock, the holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of our preferred stock, if any, then outstanding. The holders of our common stock have no preemptive or similar subscription rights or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

Our board of directors has the authority, without action by our stockholders, to designate and issue our preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock upon the rights of holders of our common stock until our board of directors determines the specific rights of the holders of our preferred stock. However, the effects might include, among other things:

•	restricting dividends on our common stock;

•	diluting the voting power of our common stock;

•	impairing the liquidation rights of our common stock; or

•	delaying or preventing a change-in-control of our company without further action by our stockholders.

We have reserved 1,500,000 shares of series A junior participating preferred stock for possible issuance under the rights agreement described below.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as the common stock remains listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Rights Agreement

On July 31, 2008, our board of directors adopted a stockholder rights plan as set forth in a rights agreement (the “rights agreement”) with National City Bank, as rights agent, and declared a dividend distribution to each record holder of common stock of one preferred share purchase right for each share of common stock outstanding on that date. Our rights agreement protects our stockholders from coercive or otherwise unfair takeover tactics. Each right entitles the holder to purchase, under certain circumstances related to a change in control of the Company, one one-hundredth of a share of series A junior participating preferred stock at a price of $72 per share (subject to adjustment), subject to the terms and conditions of the rights agreement. Generally, the rights would become exercisable upon the earlier of (i) ten business days after the public announcement that a person or group has become an “acquiring person” by obtaining beneficial ownership of 15% or more of our outstanding common stock, or, if earlier, (ii) ten business days (or a later date determined by our board of directors before any person or group becomes an acquiring person) after a person or group begins a tender or exchange offer that, if completed, would result in that person or group becoming an acquiring person. If such a triggering event occurs, unless the rights are redeemed or have expired, our stockholders, other than the acquirer, will generally have the right to purchase shares of common stock having a market value equal to two times the purchase price of the right then in effect, or in the case of certain business combination transactions, each holder of a right, other than the acquirer, will have the right to purchase shares of the acquiring company having a market value equal to two times the purchase price of the rights then in effect. The rights may cause substantial dilution to a person or group that acquires 15% or more of the outstanding shares of our common stock. The rights, however, should not interfere with any merger or other business combination approved by the board of directors. The rights expire on July 31, 2018, unless redeemed by us at an earlier date. The redemption price of $0.01 per right is subject to adjustment to reflect stock splits, stock dividends or similar transactions.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter and By-Laws

Some provisions of Delaware law and our certificate of incorporation and by-laws could make the following more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Delaware Law

Our certificate of incorporation subjects us to Section 203 of the Delaware General Corporation Law.

In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock.

Certificate of Incorporation; By-Laws

Our certificate of incorporation and by-laws contain provisions that could make more difficult the acquisition of us by means of a tender offer, a proxy contest or otherwise. These provisions are summarized below.

Undesignated Preferred Stock. The authorization of our undesignated preferred stock makes it possible for our board of directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes of control of our management.

Size of Board and Vacancies. Our certificate of incorporation provides that the number of directors on our board of directors will be fixed exclusively by our board of directors. Newly created directorships resulting from any increase in our authorized number of directors or any vacancies in our board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled solely by the vote of our remaining directors in office.

Elimination of Stockholder Action by Written Consent. Our certificate of incorporation prohibits our stockholders from acting by written consent without a meeting.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our by-laws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

Classified Board of Directors. Our certificate of incorporation provides that our board of directors is divided into three classes. At each of our annual meetings of stockholders, the successors of the class of directors whose term expires at that meeting of stockholders will be elected for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors. Our certificate of incorporation also provides that directors may be removed with or without cause only by the vote of holders of at least 80% of our outstanding shares of stock entitled to vote generally in the election of directors.

No Cumulative Voting. Our certificate of incorporation and by-laws do not provide for cumulative voting in the election of directors.

Stockholder Meetings. Under our by-laws, only our board of directors may call special meetings of our stockholders.

Amendments of Certificate of Incorporation Provisions. The amendment of any of the above provisions in our certificate of incorporation would require approval by holders of at least 80% of our outstanding common stock.

Amendments to Our By-laws. Our certificate of incorporation and by-laws provide that our by-laws may only be amended by the vote of a majority of our whole board of directors or by the vote of holders of at least 80% of the outstanding shares of our voting stock.

PLAN OF DISTRIBUTION

We may sell the offered securities:

•	through agents;

•	to or through underwriters;

•	through dealers;

•	directly to purchasers; or

•	by any other method permitted by law.

Any underwriters or agents will be identified and their discounts, commissions and other items constituting underwriters’ compensation and any securities exchanges on which the securities are listed will be described in the applicable prospectus supplement.

We (directly or through agents) may sell, and the underwriters may resell, the offered securities in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

In connection with the sale of offered securities, the underwriters or agents may receive compensation from us or from purchasers of the offered securities for whom they may act as agents. The underwriters may sell offered securities to or through dealers, who may also receive compensation from purchasers of the offered securities for whom they may act as agents. Compensation may be in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act of 1933, as amended (the “Securities Act”) and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act.

We will indemnify the underwriters and agents against certain civil liabilities, including liabilities under the Securities Act, or contribute to payments they may be required to make in respect of such liabilities.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses.

If so indicated in the prospectus supplement relating to a particular series or issue of securities, we will authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase the securities from us under delayed delivery contracts providing for payment and delivery at a future date. These contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of these contracts.

LEGAL MATTERS

Certain legal matters with regard to the validity of the securities offered pursuant to this prospectus and any prospectus supplement will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois, and for any underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements and schedules of John Bean Technologies Corporation as of December 31, 2015 and 2014, and for each of the years in the three year period ended December 31, 2015, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2015 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report on the effectiveness of internal control over financial reporting as of December 31, 2015, contains an explanatory paragraph that states John Bean Technologies Corporation acquired Stork Food & Dairy Systems, B.V. and A&B Process Systems during 2015, and management excluded from its assessment of the effectiveness of John Bean Technologies Corporation’s internal control over financial reporting as of December 31, 2015. The consolidated financial statements of John Bean Technologies Corporation and subsidiaries as of and for the year ended December 31, 2015 reflect total assets of approximately $192 million and total revenues of approximately $49 million associated with these acquired businesses. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of the acquired businesses as of December 31, 2015.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public on the SEC’s website at www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at www.jbtcorporation.com. Our website is not part of this prospectus and is not incorporated by reference into this prospectus. You may also read and copy any document that we file with the SEC at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

This prospectus is part of a registration statement filed on Form S-3 with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information concerning us and the securities, you should read the entire registration statement and the additional information described under “Incorporation of Certain Information by Reference” below. The registration statement has been filed electronically and may be obtained in any manner listed above. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference much of the information that we file with the SEC, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference in this prospectus is considered to be part of this prospectus. Because we are incorporating by reference future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some of the information included or incorporated in this prospectus. This means that you must read all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. This prospectus incorporates by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (in each case, other than those documents or the portions of those documents not deemed to be filed, including the portions of these documents that are furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K, including any exhibits included with such Items) until the offering of the securities under the registration statement is terminated or completed:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed on February 29, 2016;

•	our Quarterly Reports on Form 10-Q for the fiscal years ended March 31, 2016, June 30, 2016 and September 30, 2016 filed on April 29, 2016, July 28, 2016 and October 28, 2016, respectively;

•	our Current Reports on Form 8-K filed with the SEC on February 24, 2016, March 22, 2016 (other than the portion that was furnished under Item 7.01 and Exhibit 99.1 thereto), May 18, 2016, September 20, 2016, October 25, 2016 and December 6, 2016; and

•	the description of our common stock, par value $0.01 per share, and the description of the Company’s rights agreement, included under the caption “Description of Our Capital Stock” in the Company’s Information Statement filed as an exhibit to Amendment No. 4 to Form 10 filed with the SEC on July 10, 2008 (File No. 001-34036), including any amendments or reports filed for the purpose of updating such description.

You may request copies of these filings at no cost to you by writing or telephoning us as follows: John Bean Technologies Corporation, 70 West Madison Street, Suite 4400, Chicago, Illinois, 60602, Attention: Executive Vice President, General Counsel and Secretary. Exhibits to the filings will not be sent, unless those exhibits have been specifically incorporated by reference in this prospectus.

2,000,000 Shares

John Bean Technologies Corporation

Common Stock

PROSPECTUS    SUPPLEMENT

BofA Merrill Lynch

J.P. Morgan

Wells Fargo Securities

Baird

BMO Capital Markets

William Blair

                    , 2017